

ANNUAL REPORT
2023

Letter to Our Shareholders



Dear Supermicro Shareholders,

Supermicro celebrated its 30th anniversary in fiscal year 2023. It was a breakthrough year for the Company, and we have achieved many firsts:

• It was the first time Supermicro achieved a $2 billion quarter

• It was the first time in the past many years that Supermicro reached 40% CAGR in revenues in two consecutive years

• It was the first time that our stock price grew more than 5X in one year

• It was the first time that I am 100% proud of our Green Computing Strategy (Save TCO for customers, reduce CO_2 impact and grow Supermicro business)

There was definitely a lot to celebrate in fiscal year 2023, and none of this would happen without our focus on technology innovation and product time-to-market. Our founding DNA of utilizing a building block architecture – from sheet metal to complete systems – rack plug and play (PnP) allows us to support new opportunities globally rapidly. With more than 50% of our staff consisting of engineers, we succeeded in outgrowing the industry and taking market share consistently. We see business opportunities across AI, Enterprise, Cloud, Storage, and 5G/Telco. Our strong partnerships with the leading-edge CPU, GPU, and storage providers gives Supermicro a distinct advantage, especially as demand for our highly integrated rack-scale solutions grows. In addition, we continue to leverage our business automation platform, giving customers online accessibility and purchasing capabilities that broaden our opportunity to extend our time-to-market heritage.

The continuing demand for our leading AI plug-and-play rack-scale solutions drove Supermicro's growth breakthrough. Our investment in over 4,000 racks-per-month state-of-the-art validation and global production facilities is a significant factor in delivering high-performance AI racks quickly. A world-class engineering staff and many years of collaboration with key customers and partners have enabled us to deliver optimized, first-to-market AI products and solutions. I believe this ongoing AI revolution will impact all industries, and the world, and be possibly much more impactful than the Industrial Revolution over 200 years ago.

As a green computing leader, Supermicro has been delivering systems with optimized power efficiency and free-air and liquid cooling capabilities for many years. To continue this trend, we have made major investments across various technologies to drive the adoption of direct liquid cooling in data centers to address the thermal challenges found in the recent AI boom. We are now shipping up to 80KW rack solutions, with 100KW just around the corner, for accelerated and compute-intensive datacenters, CSP, and other industries. In addition to increasing computing density and reducing TCO, liquid cooling dramatically reduces data centers' environmental impact. If the IT industry broadly adopted our Green Computing solutions, it could save nearly $10 billion annually in electricity costs. This would equate to eliminating 30 fossil-fueled power plants and preserving close to 8 billion trees for our planet. We are also focused on environmental, social, and governance (ESG) initiatives. We believe our concentration on these programs has improved our impact on the world and strengthened our green computing reputation and relationships with our stakeholders.

I am optimistic about Supermicro's future and focused on driving long-term growth and shareholder value. Our position as a leading supplier of rack-scale PnP Total AI and IT Solutions has just begun. Our growth will accelerate as we deliver more optimized AI infrastructure to existing and emerging markets, along with our growing software and services value. Our technological strengths, time-to-market advantage, collaboration with customers, and key CPU/GPU partners allow Supermicro to achieve even much higher revenues. With AI applications booming, I expect the $20 billion annual revenue target to be just a few years away.

Lastly, this record performance could not have been achieved without the dedicated efforts and support of our employees, partners, the board of directors, and our shareholders. I want to express my sincere gratitude for your continued support and confidence in our Company.

Sincerely,

Charles Liang
President and CEO
Super Micro Computer, Inc.



HGX/OAM GPU Systems

Generative AI, LLMs and AI Training



PCIe GPU Systems

AI, Media, Omniverse/Metaverse



MGX GPU

Modular Architecture for AI Infrastructure



SuperBlade®

Highest Density and Efficiency for HPC, EDA and Cloud



Multi-Node

Award Winning Resource Saving Architecture



Rack-Scale Integration

Design, Building, Testing and Validation for Complete Solutions



Petascale Storage

Maximum Throughput, Lowest Latency



Rackmount Cloud

Power and Flexibility for Data Centers



Liquid Cooling

Complete Thermal Solutions for Lower TCO



5G Edge

Telco, IoT and Smart City



Multi-Processor

Compute and Memory Optimized for Enterprise



Workstation

Data Center Compute for Offices, Schools, Labs and Field Offices

Our Corporate Strategy

Core Competency Design & Manufacture of Accelerated Compute Platforms at Rack Scale

Supermicro's strategy of leading the market with best-in-class design capability with a global manufacturing footprint and worldwide distribution has accelerated our growth. Our ability to enable any compute architecture, into any systems, into any rack at any scale is driven by our dedication to innovation with 50% of our workforce devoted to research and development. Our design engineers have developed unique solutions that have enabled us to become a critical supplier to many key customers across Enterprise, Cloud, and Edge/Telecom markets. Equally important, nearly all our server and storage systems are manufactured and tested in-house either in Silicon Valley, Taiwan, or the Netherlands, giving us a synergistic and global supply chain advantage that complements our design expertise.

Building Block Approach Enables Multi-Platform Design Wins

Supermicro's Building Block strategy has enabled our engineers to rapidly bring many more new technologies with superior performance, unmatched power efficiency, and with the broadest choice of solutions to our customers. The acceleration of new CPU and GPU platforms, in combination with advanced memory, I/O, and storage requirements has advantaged Supermicro's building block approach, further accelerating our time-to-market advantage. We are seeing increased design win momentum and revenue growth across global top-tier customers who are relying on Supermicro to support their infrastructure needs far into the future.

Focus on Cloud, Edge and Enterprise Partners

We are confident in our goal of reaching $10B revenues in the near future and expect to continue outpacing overall industry growth of approximately 7% by a factor of three. We see more opportunities emerging to provide rack-level turnkey computing platforms utilizing next-generation compute, storage, networking, and our systems-level software across global top-tier customers in the public cloud, OEM appliance, service provider, and enterprise. We remain confident that global enterprises, who see their IT as a competitive advantage, will continue to adopt hybrid cloud models leveraging existing in-house IT investments in combination with public cloud services. Our automated product configuration software will help us enable and address the broader market with our Total IT Solutions.

Rapid Expansion of Global Manufacturing Footprint

As Supermicro continues to gain mind and market share for accelerated compute platforms we are rapidly expanding our global manufacturing footprint. Supermicro's current operations span the globe and include locations in the USA, Taiwan, and Europe. We are midstream in developing new facilities in Malaysia that will continue to provide competitive advantages in the timely manufacture and delivery of our solutions. Our global manufacturing capabilities are both an important part of supporting both our customers and our long-term partnerships along with our key supplier/partners. Additionally, in the near future , we expect to announce options to expand manufacturing at our Green Computing campuses and a new location in the Americas. Our ability to control our manufacturing enables us to drive cost efficiencies and further extends our "time-to-market" advantage of delivering rack scale solutions before the competition.

Liquid Cooling, Accelerating our Green Computing Environmental Sustainability Focus

Our focus on driving continued power and thermal management efficiencies for our customers has continues to be a strong competitive advantage. Next generation CPU and GPU wattages are creating demands from customers who are seeking out suppliers who can lower energy costs and total cost of ownership while providing superior technical performance. Supermicro has advanced our power management solutions by increasing rack Kw density as high as 100Kw with direct liquid to cold plate technology. This enables users to be more power efficient, swapping AC conditioning for compute density, lowering total cost of ownership. We estimate the universal adoption of our energy-saving products can save up to $10 billion energy costs and the equivalent of saving 8 billion trees.

Cautionary Statement Regarding Forward Looking Statements

Statements contained in this letter and "Our Corporate Strategy" section above that are not historical fact may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may relate to, among other things, the ability of AI to impact all industries; the ability of partnerships with CPU, GPU, and storage providers to give the Company an advantage; the ability to leverage the Company's business automation platform; the ability continue the Company's trend to deliver systems with optimized power efficiency and free-air and liquid cooling capabilities; the ability to ship 100KW rack solutions, increase computing density, and reduce TCO; the amounts which could be saved by adopting green computing solutions; the ability to accelerate growth; the ability to achieve $10 billion and $20 billion in annual revenues and the timing to achieve such revenue targets; the ability to outpace and continue to outpace overall industry growth; the ability of global enterprises to continue to adopt hybrid cloud models; the ability of automated product configuration software to enable the Company to address the market; the ability to gain mind and market share for accelerated compute platforms; the ability of new facilities to provide competitive advantages; the expectation to announce options to expand manufacturing at the Company's campuses and a new location; the ability of having control over the Company's manufacturing enabling cost efficiencies and extending time to market advantage; and the estimates of energy costs saved and number of trees saved by universal adoption of the Company's products. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties that could cause our actual results to differ materially from those anticipated, including: (i) our quarterly operating results may fluctuate, which could cause rapid declines in our stock price, (ii) as we increasingly target larger customers and larger sales opportunities, our customer base may become more concentrated, our cost of sales may increase, our margins may be lower and our sales may be less predictable, (iii) if we fail to meet publicly announced financial guidance or other expectations about our business, our stock could decline in value, (iv) the average sales prices for our server solutions could decline if customers do not continue to purchase our latest generation products or additional components, and (v) adverse economic conditions may harm our business. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the Securities and Exchange Commission, including those factors discussed under the caption "Risk Factors" in such filings, particularly in our Annual Report on Form 10-K for our fiscal year ended June 30, 2023, and Quarterly Reports on Form 10-Q filed thereafter.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

Form 10-K

_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____
Commission File Number 001-33383

_____



Super Micro Computer, Inc.

(Exact name of registrant as specified in its charter)

_____

Delaware	**77-0353939**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

980 Rock Avenue
San Jose, CA 95131
(Address of principal executive offices, including zip code)

(408) 503-8000
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**SMCI**	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act)   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates, based upon the closing price of the common stock on December 31, 2022, as reported by the NASDAQ Global Select Market, was $3,828,767,079. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock, based on filings with the Securities Exchange Commission, have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of July 31, 2023, there were 52,905,947 shares of the registrant's common stock, $0.001 par value, outstanding, which is the only class of common stock of the registrant issued.

DOCUMENTS INCORPORATED BY REFERENCE
None

SUPER MICRO COMPUTER, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2023

TABLE OF CONTENTS

Unless the context requires otherwise, the words "Super Micro," "Supermicro," "we," "Company," "us" and "our" in this document refer to Super Micro Computer, Inc. and where appropriate, our wholly owned subsidiaries. Supermicro, the Company logo and our other registered or common law trademarks, service marks, or trade names appearing in this Annual Report on Form 10-K are the property of Super Micro Computer, Inc. or its affiliates. Other trademarks, service marks, or trade names appearing in this Annual Report on Form 10-K are the property of their respective owners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "would," "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "probable of achievement," or "continue," the negative of these terms or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks described below, under Part I, Item 1A, "Risk Factors", and in other parts of this Form 10-K as well as in our other filings with the Securities and Exchange Commission (the "SEC"). Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. We cannot guarantee future results, levels of activity, performance or achievements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

PART I

Item 1. Business

Our Company

We are a Silicon Valley-based provider of accelerated compute platforms that are application-optimized high performance and high-efficiency server and storage systems for a variety of markets, including enterprise data centers, cloud computing, artificial intelligence ("AI"), 5G and edge computing. Our Total IT Solutions include complete servers, storage systems, modular blade servers, blades, workstations, full rack scale solutions, networking devices, server sub-systems, server management and security software. We also provide global support and services to help our customers install, upgrade and maintain their computing infrastructure. We offer our customers a high degree of flexibility and customization by providing a broad array of server models and configurations from which they can choose the best solutions to fit their computing needs. Our server and storage systems, sub-systems and accessories are architecturally designed to provide high levels of reliability, quality, configurability, and scalability.

Our in-house design competencies, design control over many of the components used within our server and storage systems, and our Server Building Block Solutions® (an innovative, modular and open architecture) enable us to rapidly develop, build and test our compute platforms along with our server and storage systems, sub-systems and accessories with unique configurations. As a result, when new technologies are brought to market, we are generally able to quickly assemble a broad portfolio of solutions by leveraging common building blocks across product lines. We work closely with the leading microprocessor, graphics processing units ("GPU"), memory, disk/flash, and interconnect vendors and other hardware and software suppliers to coordinate our new products' design with their product release schedules. This enhances our ability to introduce new products incorporating the latest technology rapidly. We seek to be the first to market with products incorporating new technologies and to offer the broadest selection of products using those technologies to our customers.

To reduce the high cost of operating datacenters, IT managers increasingly turn to suppliers of high-performance products that are also cost-effective, energy-efficient, and green. Our resource saving architecture supports our efforts to lead in green IT innovation. This architecture disaggregates CPU and memory, which enables each resource to be refreshed independently, thereby allowing data centers to significantly reduce both refresh cycle costs and e-waste. In addition, we offer product lines that are designed to share common computing resources, thereby saving both valuable space and power as compared to general-purpose rackmount servers. We believe our approach of leveraging an overall architecture that balances data center power requirements, cooling, shared resources and refresh cycles helps the environment and provides total cost of ownership ("TCO") savings for our customers.

We conduct our operations principally from our Silicon Valley headquarters, Taiwan and Netherlands facilities. Our sales and marketing activities operate through a combination of our direct sales force and indirect sales channel partners. We work with distributors, value-added resellers, system integrators, and original equipment manufacturers ("OEMs") to market and sell our optimized solutions to their end customers in our indirect sales channels.

Strategy

Our objective is to be the world's leading provider of solutions using accelerated compute platforms that are application-optimized offering high-performance server, storage and networking. Achieving this objective requires continuous development and innovation of our Total IT Solutions with better price-performance and architectural advantages compared with our prior generation of solutions and with solutions offered by our competitors. Through our strategy, we seek to maintain or improve our relative competitive position in many product areas and pursue markets that provide us with additional long-term growth opportunities. Key elements of our strategy include executing upon the following:

A Strong Internal Research and Development and Internal Manufacturing Capability

We are continually investing in our engineering organization. As of June 30, 2023, we had over 2,400 employees in our research and development organization. These resources, along with our understanding of complex computing and storage requirements, enable us to deliver product innovation featuring advanced functionality and capabilities required by our customers. Also, substantially all of our servers are tested and assembled in our facilities, and more than half of our final server and storage production is completed in San Jose, California. Our engineering aptitude, coupled with our internal manufacturing capability, enables rapid prototyping and product roll-out, contributing to a high level of responsiveness to our customers.

Introducing More Innovative Products, Faster

We seek to sustain advantages in both time-to-market and breadth of products incorporating the latest technological innovations, such as new processors, advancements in storage and evolving I/O technologies. We seek these advantages by leveraging our in-house design capabilities and our Building Block Solutions ® architecture. This allows us to offer customers a broad choice of products to match their target application requirements. In fiscal year 2023, we announced more than 50 products supporting Intel's new Sapphire Rapids data center CPU. During the second half of fiscal year 2023, our product portfolio was enhanced to support AMD's Genoa data center CPU. In March 2023, we released a high-density petascale class all-flash NVMe server family supporting next-generation EDSFF form factor, including the E3.S and E1.S devices. Also in March 2023, we unveiled comprehensive portfolio of GPU systems including servers in 8U, 6U, 5U, 4U, 2U, and 1U form factors, as well as workstations that support the full range of new NVIDIA H100 GPUs.

Capitalizing on New Applications and Technologies

In addition to serving traditional needs for server and storage systems, we have devoted, and will continue to devote, substantial resources to developing systems that support emerging and growing applications including AI, cloud computing, 5G/edge computing, storage and others. We believe there are significant opportunities for us in each of these rapidly developing markets due to stringent design requirements for these applications that often require the use of the latest technologies, allowing us to leverage our capabilities in product innovation, superior time-to-market, and portfolio breadth.

Driving Software and Services Sales to our Global Enterprise Customers

We seek to grow our global enterprise revenue by bolstering and expanding our software management products and support services. These software products and services are required for large scale deployments, help meet service level agreements and address uptime requirements. In addition to our internal software development efforts, we also integrate and partner with external software vendors to meet customer requirements.

Leveraging Our Global Operating Structure

We plan to continue to increase our worldwide manufacturing capacity and logistics abilities in the United States, Taiwan and the Netherlands to more efficiently serve our customers and lower our overall manufacturing costs.

Products and Services

We offer a broad range of accelerated compute platforms that are application-optimized server solutions, rackmount and blade servers, storage, and subsystems and accessories, which can be used to build complete server and storage systems. These Total IT Solutions and products are designed to serve a variety of markets, such as enterprise data centers, cloud computing, AI and 5G/edge computing. The percentage of our net sales represented by sales of server and storage systems increased to 92.2% in fiscal year 2023 compared to 85.9% in fiscal year 2022 and 78.4% in fiscal year 2021, and the percentage of our net sales represented by sales of subsystems and accessories was 7.8% in fiscal year 2023, 14.1% in fiscal year 2022 and 21.6% in fiscal year 2021. During fiscal year 2023, we experienced increased revenue from server and storage systems, particularly from our large enterprise and datacenter customers. The year-over-year increase in net sales of server and storage systems and corresponding decrease in net sales of subsystems and accessories was primarily due to our emphasis on selling full systems and servers which require utilization of the subcomponents. We complement our accelerated compute platforms inclusive of server and storage system offerings with software management/security solutions, global services and support, the revenue for which is included in our server and storage systems revenue.

Server and Storage Systems

We sell accelerated compute platforms comprised of a combination of server and storage systems in rackmount, blade, multi-node and embedded form factors, which support single, dual, and multiprocessor architectures. Our key product lines include:

- **SuperBlade®** and **MicroBlade™®** system families designed to share common computing resources, thereby saving space and power over standard rackmount servers;

- **SuperStorage** systems that provide high-density storage while leveraging an efficient use of power to achieve performance-per-watt savings;

- **Twin** family of multi-node server systems designed for density, performance, and power efficiency;

- **Ultra Server** systems for demanding enterprise workloads;

- **GPU** or **Accelerated** systems for rapidly growing AI markets;

- **Data Center Optimized** server systems that deliver increased scalability and performance-per-watt with an improved thermal architecture;

- **Embedded (5G/IoT/Edge)** systems optimized for evolving networks and intelligent management of connected devices; and

- **MicroCloud** server systems that deliver node density in environments with space and power constraints.

In addition to our accelerated compute platforms business, we offer a large array of modular server subsystems and accessories, such as server boards, chassis, power supplies and other accessories. These subsystems are the foundation of platform solutions and span product offerings from the entry-level single and dual-processor server segment to the high-end multiprocessor market. The majority of the subsystems and accessories we sell individually are designed to work together to improve performance and are ultimately integrated into complete server and storage systems.

Server Software Management Solutions

Our open industry-standard remote system management solutions, such as our Server Management suite, including Supermicro Server Manager ("SSM"), Supermicro Power Management software ("SPM"), Supermicro Update Manager ("SUM"), SuperCloud Composer and SuperDoctor 5, have been designed to help manage large-scale heterogeneous data center environments.

Supermicro Global Services

We provide global service and support offerings for our direct and OEM customers and our indirect sales channel partners directly or through approved distributors and third-party partners. Our services include server and storage system integration, configuration and software upgrades and updates. We also identify service requirements, create and execute project plans, conduct verification testing and training and provide technical documentation.

Global Services: Our strategic direct and OEM customers may purchase a variety of on-site support service plans. Our service plans vary depending on specific services, response times, coverage hours and duration, repair priority levels, spare parts requirements, logistics, data privacy and security needs. Our Global Services team provides help desk services and on-site product support for our server and storage systems.

Support Services: Our customer support services offer competitive market warranties, generally from one-to-three years, and warranty extension options for products sold by our direct sales team and approved indirect sales channel partners. Our customer support team provides ongoing maintenance and technical support for our products through our website and 24-hour continuous direct phone-based support.

Research and Development

We perform most of our research and development activities in-house in the United States at our facilities in San Jose, California, and in Taiwan, increasing the communication and collaboration between design teams to streamline the development process and reduce time-to-market. We believe that the combination of our focus on internal research and development activities, our close working relationships with customers and vendors and our modular design approach allows us to decrease time-to-market. We continue to invest in reducing our design and manufacturing costs and improving the performance, cost-effectiveness and power- and space-efficiency of our Total IT Solutions.

Our research and development teams focus on the development of new and enhanced products that can support emerging technological and engineering innovations while achieving high overall system performance. Much of our research and development activity relates to the new product cycles of leading processor vendors. We work closely with Intel, NVIDIA and AMD, among others, to develop products that are compatible with the latest generation of industry-standard technologies under development. Our collaborative approach with these vendors allows us to coordinate the design of our new products with their product release schedules, thereby enhancing our ability to rapidly introduce new products incorporating the latest technology. We work closely with their respective development teams to enhance system performance and reduce system-level issues. Similarly, we work very closely with our customers to identify their needs and develop our new product plans accordingly.

Customers

During each of fiscal years 2023, 2022 and 2021, we sold to over 1,000 direct customers in over 100 countries. In addition, over the three years ended June 30, 2023, we have sold to thousands of end users through our indirect sales channel. These customers represent a diverse set of market verticals including enterprise data centers, cloud computing, AI, 5G and edge computing markets. In each of fiscal years 2023, 2022 and 2021, no customer represented greater than 10% of our total net sales.

Sales and Marketing

Our sales and marketing activities are conducted through a combination of our direct sales force and our indirect sales channel partners. Our direct sales force is primarily focused on selling Total IT Solutions, including management software and global services to large scale cloud, enterprise and OEM customers. In addition, we are planning to offer optimized products with our command-center-based services, starting with a comprehensive product auto-configurator. The command center is the foundation of our expanding B2C and B2B programs.

We work with distributors, value-added resellers, system integrators, and OEMs to market and sell our optimized solutions to their end customers. We provide sales and marketing assistance and training to our indirect sales channel partners and OEMs, who in turn provide service and support to end customers. We leverage our relationships in our indirect sales channel and with our OEMs to penetrate select industry segments where our products can provide better alternatives to existing solutions.

We maintain close contact with our indirect sales channel partners and end customers. We often collaborate during the sales process with our indirect sales channel partners and the end customer's technical staff to help determine the optimal system configuration for the customer's needs. Our interaction with our indirect sales channel partners and end customers allows us to monitor customer requirements and develop new products to meet their needs.

International Sales

Our global sales efforts are supported both by our international offices in the Netherlands, Taiwan, South Korea, United Kingdom, China and Japan as well as by our United States based sales team. Product fulfillment and first level support for our international customers are provided by Supermicro Global Services and through our indirect sales channel and OEMs. Sales to customers located outside of the United States represented 32.1%, 41.6% and 40.7% of net sales in fiscal years 2023, 2022 and 2021, respectively.

Marketing

Our marketing programs are designed to create a global awareness and branding for our company and products, as well as an understanding of the significant value we bring to customers. These programs also inform existing and potential customers, the trade press, market analysts, indirect sales channel partners and OEMs about the strong capabilities and benefits of using our products and solutions. Our marketing efforts support the sale and distribution of our products through both direct sales and indirect channels. We rely on a variety of marketing vehicles, including advertising, public relations, web, social media, participation in industry trade shows and conferences to help gain market acceptance. We provide funds for cooperative marketing to our indirect sales channel partners to extend the reach of our marketing efforts. We also actively utilize our suppliers' cooperative marketing programs and jointly benefit from their marketing development funds to which we are entitled.

Intellectual Property

We seek to protect our intellectual property rights with a combination of patents, trademarks, copyrights, trade secret laws, and disclosure restrictions. We rely primarily on trade secrets, technical know-how, and other unpatented proprietary information relating to our design and product development activities. We also enter into confidentiality and proprietary rights agreements with our employees, consultants, and other third parties and control access to our designs, documentation and other proprietary information.

Manufacturing and Quality Control

We manufacture the majority of our systems at our San Jose, California headquarters. We believe we are the only major server, storage and accelerated compute platform vendor that designs, develops, and manufactures a significant portion of their systems in the United States. Global assembly, test and quality control of our servers are performed at our manufacturing facilities in San Jose, California, Taiwan and the Netherlands. Each of our facilities Quality and Environmental Management System has been certified according to ISO 9001, ISO 14001 and/or ISO 13485 standards. Our suppliers and contract manufacturers are required to support the same standards to maintain consistent product and service quality and continuous improvement of quality and environmental performance.

We use several third-party suppliers and contract manufacturers for materials and sub-assemblies. We believe that selectively using outsourced manufacturing services allows us to focus on our core competencies in product design and development and increases our operational flexibility. We believe our manufacturing strategy allows us to adjust manufacturing capacity in response to changes in customer demand and to rapidly introduce new products to the market. We use Ablecom Technology, Inc. ("Ablecom") and its affiliate Compuware Technology, Inc. ("Compuware"), both of which are related parties, for contract design and manufacturing coordination support. We work with Ablecom to optimize modular designs for our chassis and several other components. Ablecom also coordinates the manufacturing of chassis for us. In addition to providing a large volume of contract manufacturing services to us, Ablecom warehouses multiple components and subassemblies manufactured by various suppliers before shipment to our facilities in the United States, Europe and Asia. We also have a series of agreements with Compuware, including multiple product development, production and service agreements, product manufacturing agreements and lease agreements for office space. See Part II, Item 8, Note 9, "Related Party Transactions," to the consolidated financial statements and Part III, Item 13, "Certain Relationships and Related Transactions and Director Independence."

We monitor our inventory continuously to be able to meet customer delivery requirements and to avoid inventory obsolescence. Due to our building-block designs, our inventory can generally be used with multiple different products, lowering working capital requirements and reducing the risk of inventory write-downs.

Competition

The market for our products is highly competitive, rapidly evolving and subject to new technological developments, changing customer needs and new product introductions. We compete primarily with large vendors of x86-based general purpose servers and components. In addition, we also compete with smaller vendors that specialize in the sale of server components and systems. In recent years, we have experienced increased competition from original design manufacturers ("ODMs") that benefit from their scale and very low-cost manufacturing and are increasingly offering their own branded products. We believe our principal competitors include:

- Global technology vendors, such as Cisco, Dell, Hewlett-Packard Enterprise, and Lenovo;
- ODMs, such as Foxconn, Quanta Computer, and Wiwynn Corporation; and
- OEMs, such as Inspur.

The principal competitive factors in our market include the following:

- First to market with new emerging technologies;
- High product performance, efficiency and reliability;
- Early identification of emerging opportunities;
- Cost-effectiveness;
- Interoperability of products;
- Scalability; and
- Localized and responsive customer support on a worldwide basis.

We believe that we compete favorably with respect to most of these factors. However, most of our competitors have longer operating histories, significantly greater resources, greater name recognition and deeper market penetration. They may be able to devote greater resources to the development, promotion and sale of their products than we can, which could allow them to respond more quickly to new technologies and changes in customer needs. In addition, it is possible that new competitors could emerge and acquire significant market share. See Part I, Item 1A, "Risk Factors" risk titled "The market in which we participate is highly competitive, and if we do not compete effectively, we may not be able to increase our market penetration, grow our net sales or improve our gross margins."

Government Regulation

Our worldwide business activities subject us to various federal, state, local, and foreign laws in the countries in which we operate, and our Total IT Solutions are subject to laws and regulations affecting their sale. To date, costs and accruals incurred to comply with these governmental regulations, including environmental regulations, have not been material to our capital expenditures, results of operations, and competitive position. Although there is no assurance that existing or future governmental laws and regulations, including environmental regulations, applicable to our operations or Total IT Solutions will not have a material adverse effect on our capital expenditures, results of operations, and competitive position, we do not currently anticipate material increases in expenditures for compliance with government regulations.

Human Capital Resources and Management

Mission, Culture, and Engagement

"The key to success in technology is designing a company around people committed to work that they love," said Charles Liang, Supermicro Founder, President, Chief Executive Officer, and Chairman of the Board. We aim to attract, develop, and retain a high performing and engaged global workforce.

As of June 30, 2023, we employed 5,126 full time employees, consisting of 2,448 employees in research and development, 585 employees in sales and marketing, 465 employees in general and administrative and 1,628 employees in manufacturing. Of these employees, 2,291 employees are based in our San Jose facilities. We consider our highly qualified and motivated employees to be a key factor in our business success. Our employees are not represented by any collective bargaining organization, and we have never experienced a work stoppage.

We are committed to protecting the environment through our "We Keep IT Green" initiative as a first to market innovator in high-performance, high-efficiency server, storage, networking and management total solutions. We recognize the critical importance of talent and culture to our success and ability to fulfill this vision.

We encourage opportunities for growth and conduct regular performance reviews that set clear expectations to motivate employees and align their performance with company objectives. Supermicro Portal, our internal intranet, was created to keep employees informed about key changes to our business and company-wide resources.

Diversity, Equity, Inclusion, and Belonging

We strive to create a culture that promotes diversity, equity, inclusion, and belonging to boost team dynamics, productivity, and innovation within the organization. Employees should be treated fairly and respectfully despite differences and should feel accepted in the workplace to contribute their perspective and be valued. We are committed to increasing diversity in our workforce at all levels and regularly monitor our recruitment process with an aim to improve the diversity of our workforce and candidate pool.

Talent Development, Acquisition, Retention and Rewards

Talent Strategy

Our talent strategy focuses on attracting skilled, engaged employees who contribute the talent and skills critical to our innovative and forward-looking workforce. Our recruiting process actively sources talent supporting our ability to hire candidates with professional qualifications and potential. We identify opportunities through tracking and analyzing data from various sources such as annual performance reviews to assess our progress in ensuring critical talent are in critical roles.

It is our policy to ensure equal employment opportunity for all applicants and employees without regard to prohibited considerations of race, color, religion, sex (including pregnancy, gender identity and sexual orientation), national origin, age, disability or genetic information, marital status or any other classification protected by applicable local, state or federal laws. All employees receive training in the prevention of sexual harassment and abusive conduct in the workplace.

Total Rewards Program

Our total rewards program is designed to attract and reward talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals and create long-term value for our stockholders. We provide employees with compensation packages that include base salary, incentive bonus programs, and long-term equity awards, including restricted stock units and options, tied to the value of our stock price. We believe that a compensation program with both short-term and long-term awards provides fair and competitive compensation and aligns employee and stockholder interests, including by incentivizing business and individual performance (pay for performance), motivating based on long-term company performance and integrating compensation with our business plans. In addition to cash and equity compensation, we also offer U.S. employees benefits such as life and health (medical, dental & vision) insurance, paid time off, sick leave, holiday pay, and a 401(k) plan. Outside of the U.S., we provide benefits based on local requirements and needs.

Health, Safety & Wellness

Throughout our history, we have maintained our commitment to providing a safe workplace that protects against and limits personal injury and environmental harm. We follow international standards and regulations for product safety and security. Our health and safety programs emphasize personal accountability, professional conduct, and regulatory compliance, while our culture fosters a sense of proactivity, caution, and communication. In the development of our products, we define and perform various tests to ensure Product Safety and Security. We evaluate risks using both government-required procedures and best practices to ensure we understand residual risk and appropriately protect our employees. We engage in proactive efforts to prevent occupational illnesses and injuries which allows us to maintain a safe, healthy, and secure workplace. We have a Safety Committee, which is designed to promote communications regarding health, safety, and emergency response procedures and to help implement improvements to our work areas and practices.

We are committed to complying with applicable laws, including those associated with labor and employment, across all areas of our operations. In addition, we abide by global standards, irrespective of legal requirements, regarding the treatment of workers such as those detailed by the Responsible Business Alliance. These include prevention of excessive working hours and unfair wages, controls to prohibit child labor and human trafficking and bolstering workplace health and safety measures.

Board Oversight of Human Capital Management

Our Board of Directors, as a part of its overall responsibility to provide oversight, has purview over matters related to human capital management. Our Compensation Committee provides oversight of various matters related to human capital management, such as incentive compensation plans and equity compensation plans and the administration of such plans, compensation matters outside of the ordinary course, and compensation policies.

Corporate Information

We were founded in and maintain our worldwide headquarters and the majority of our employees in San Jose, California. We are one of the largest employers in the City of San Jose and an active member of the San Jose and Silicon Valley community.

We were incorporated in California in September 1993. We reincorporated in Delaware in March 2007. Our common stock is listed on the Nasdaq Global Select Market under the symbol "SMCI." Our principal executive offices are located at 980 Rock Avenue, San Jose, California 95131, and our telephone number is (408) 503-8000. Our website address is www.supermicro.com.

Financial Information about Segments and Geographic Areas

Please see Part II, Item 8, Note 14, "Segment Reporting" to the consolidated financial statements in this Annual Report for information regarding segment reporting and Part II, Item 8, Note 3, "Revenue - Disaggregation of Revenue" to the consolidated financial statements in this Annual Report for information regarding our net sales by geographic region. See Part I, Item 1A, "Risk Factors" for further information on risks associated with our international operations.

Working Capital

We focus considerable attention on managing our inventories and other working capital related items. We manage inventories by communicating with our customers and partners and using our industry experience to forecast demand. We place manufacturing orders for our products that are based on forecasted demand. We generally maintain substantial inventories of our products because the computer server industry is characterized by short lead-time orders and quick delivery schedules. Additionally, during the fiscal year 2023, the computer server industry experienced global supply chain shortage, which requires us to carry more inventories to fulfill our customers and partners' demands and backlogs.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge, on or through our website at www.supermicro.com as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the SEC. Information contained on our website is not incorporated by reference in, or made part of, this Annual Report or our other filings with, or reports furnished to, the SEC. The SEC also maintains a website that contains our SEC filings.

Item 1A.   Risk Factors

The risks and uncertainties described below are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our business, financial condition, results of operations, cash flows, other key metrics and the trading price of our common stock.

Risk Factor Summary

Operational and Execution Risks

- Adverse economic conditions may harm our business.
- Recent events in eastern Europe and the Taiwan Strait present challenges and risks to us, and no assurances can be given that current or future developments would not have a material adverse effect on our business, results of operations and financial condition.
- Our quarterly operating results have fluctuated and will likely fluctuate in the future.
- Our revenue and margins for a particular period are difficult to predict, and a shortfall in revenue or decline in margins may harm our operating results.
- As we increasingly target larger customers and larger sales opportunities, our customer base may become more concentrated, our cost of sales may increase, our margins may be lower, our borrowings may be higher with effects on our cash flow, we are exposed to inventory risks, and our sales may be less predictable.
- If we fail to meet any publicly announced financial guidance or other expectations about our business, it could cause our stock to decline in value.
- We may be unable to secure additional financing on favorable terms, or at all, which in turn could impair the rate of our growth.
- Increases in average selling prices for our Total IT Solutions have historically significantly contributed to increases in net sales in some of the periods covered. Such prices are subject to decline if customers do not continue to purchase our latest generation products or additional components, which could harm our results of operations.
- Our cost structure and ability to deliver server solutions to customers in a timely manner may be adversely affected by volatility of the market for core components and certain materials for our products.
- We may lose sales or incur unexpected expenses relating to insufficient, excess or obsolete inventory.
- Difficulties we encounter relating to automating internal controls utilizing our ERP systems or integrating processes that occur in other IT applications could adversely impact our controls environment.
- System security violations, data protection breaches, cyber-attacks and other related cyber-security issues could disrupt our internal operations or compromise the security of our products, and any such disruption could reduce our expected revenues, increase our expenses, damage our reputation and adversely affect our stock price.
- Any failure to adequately expand or retain our sales force will impede our growth.
- Conflicts of interest may arise with Ablecom and Compuware, and they may adversely affect our operations.
- Our reliance on Ablecom could be subject to risks associated with our reliance on a limited source of contract manufacturing services and inventory warehousing.
- If negative publicity arises with respect to us, our employees, our third-party service providers or our partners, our business and operating results could be adversely affected, regardless of whether the negative publicity is true.
- If we lose Charles Liang, our President, Chief Executive Officer and Chairman, or any other key employee, we may not be able to implement our business strategy in a timely manner.
- Our direct sales efforts may create confusion for our end customers and harm our relationships in our indirect sales channel and with our OEMs.
- If we are unable to attract and integrate additional key employees in a manner that enables us to scale our business and operations effectively, or if we do not maintain competitive compensation policies to retain our employees, our ability to operate effectively and efficiently could be limited.

Strategic and Industry Risks

- If we do not successfully manage the expansion of our international manufacturing capacity and business operations, our business could be harmed.
- We may not be able to successfully manage our business for growth and expansion.
- Our growth into markets outside the United States exposes us to risks inherent in international business operations.
- We depend upon the development of new products & enhancements to existing products. If we fail to predict or respond to emerging technological trends & our customers' changing needs, our operating results and market share may suffer.

- The market in which we participate is highly competitive.
- Industry consolidation may lead to increased competition and may harm our operating results.
- We must work closely with our suppliers to make timely new product introductions.
- Our suppliers' failure to improve the functionality and performance of materials and key components for our products may impair or delay our ability to deliver innovative products to our customers.
- We rely on a limited number of suppliers for certain components used to manufacture our products.
- We rely on indirect sales channels and any disruption in these channels could adversely affect our sales.
- Our failure to deliver high quality server and storage solutions could damage our reputation and diminish demand for our products.
- Our results of operations may be subject to fluctuations based upon our investment in corporate ventures.

Legal and Regulatory Risks

- Because our products and services may store, process and use data, some of which contains personal information, we are subject to complex and evolving laws and regulations regarding privacy, data protection and other matters.
- Our operations could involve the use of regulated materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive.
- If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decrease.
- Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.
- Any failure to protect our intellectual property could impair our brand and our competitiveness.
- Resolution of claims that we have violated or may violate the intellectual property rights of others could require us to indemnify others or pay significant royalties to third parties.
- Provisions of our governance documents and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management.

Financial Risks

- Our R&D expenditures, as a percentage of our net sales, are considerably higher than many of our competitors.
- Our future effective income tax rates could be affected by changes in the relative mix of our operations and income among different geographic regions and by changes in domestic and foreign income tax laws.
- Backlog does not provide a substantial portion of our net sales in any quarter.

Risks Related to Owning our Common Stock

- The trading price of our common stock is likely to be volatile.
- Future sales of shares by existing stockholders, including any shares that have vested or may in the future vest under the 2021 CEO Performance Award, could cause our stock price to decline.
- The concentration of our capital stock ownership with insiders likely limits your ability to influence corporate matters.
- We do not expect to pay any cash dividends for the foreseeable future.

General Risks

- Our products may not be viewed as supporting climate change mitigation in the IT sector.
- Our business and operations may be impacted by natural disaster events, including those brought on by climate change.
- The use of AI by our workforce may present risks to our business.
- Expectations relating to environmental, social and governance considerations expose us to potential liabilities, reputational harm and other unforeseen adverse effects on our business.

Operational and Execution Risks

Adverse economic conditions may harm our business.

Our business depends on the overall demand for accelerated compute platforms. Global financial developments and downturns seemingly unrelated to us or our industry may harm us. If economic conditions, including inflation, increased interest rates, economic output and currency exchange rates, in these markets and other key potential markets for our Total IT Solutions remain uncertain or further deteriorate, including as a result of the downturn in the global economy, the Russia-Ukraine conflict and related sanctions and trade restrictions, the effects of the COVID-19 pandemic or other reasons, customers may delay or reduce their spending. General economic weakness may also lead to longer collection cycles for payments due from our customers, an increase in customer bad debt, and impairment of investments. Furthermore, continued weakness and uncertainty in worldwide credit markets may harm our customers' available budgetary spending, which could lead to cancellations or delays in planned purchases of our Total IT Solutions. If our customers or potential customers experience economic hardship, this could reduce the demand for our Total IT Solutions, delay and lengthen sales cycles, increase requests for customer credit which may increase our risks in the event customers do not pay or make timely payment, lower prices for our Total IT Solutions, and lead to slower growth or even a decline in our revenues, operating results and cash flows.

Inflation in the U.S. has recently increased at a rate not seen in several decades, which may result in decreased demand for our Total IT Solutions, increases in our operating costs including our labor costs, constrained credit and liquidity, reduced spending and volatility in financial markets. Inflation may continue to increase, both in the U.S. and globally, which could increase our operating costs and reduce demand for our Total IT Solutions. The Federal Reserve has significantly raised, and may again raise, interest rates in response to concerns over inflation risk, which may increase our own borrowing costs and/or reduce our clients' access to debt financing, reduce technology expenditures and demand for our Total IT Solutions.

Recent events in eastern Europe and the Taiwan strait present challenges and risks to us, and no assurances can be given that current or future developments will not have a material adverse effect on our business, results of operations and financial condition.

The crisis in eastern Europe continues to pose challenges to global companies, including us, which have customers in the impacted regions. The U.S. and other global governments have placed restrictions on how companies may transact with businesses in these regions, particularly Russia, Belarus and restricted areas in Ukraine. Because of these restrictions and the growing logistical and other challenges, we have paused sales to Russia, Belarus and the restricted areas in Ukraine. This decision, which is in line with the approach of other global technology companies, helps us comply with our obligations under the various requirements in the U.S. and around the world. While it is difficult to estimate the impact on our business and financial position of both (i) our pause in sales to Russia, Belarus and the restricted areas in Ukraine and the current or future sanctions and (ii) tensions in the Taiwan strait, our pause in sales and these sanctions and continuing rising tensions could have adverse impacts on us in future periods, although they have not been material to date. For example, with respect to Russia, Belarus and the restricted areas in Ukraine, we did not, prior to the imposition of restrictions, make a material portion of our sales or acquire a material portion of our parts or components directly from impacted regions; however, our suppliers and their suppliers may acquire raw materials for parts or components from the impacted regions. Supply disruptions may make it harder for them to find favorable pricing and reliable sources for materials they need, which may put further upward pressure on their costs and increasing the risks that our costs may increase and that it may be more difficult, or we may be unable, to acquire materials needed. In addition, the crises may further exacerbate inflationary pressures that have indirect impacts on our business, such as further increasing our logistics costs from rising fuel prices and/or continuing to increase our compensation expense. In addition, no assurances can be given that additional developments in the impacted regions, and responses thereto from the U.S. and other global governments, would not have a material adverse effect on our business, results of operations and financial condition.

Our quarterly operating results have fluctuated and will likely fluctuate in the future, which could cause rapid declines in our stock price.

We believe that our quarterly operating results will continue to be subject to fluctuation due to various factors, many of which are beyond our control. Factors that may affect quarterly operating results include:

- Fluctuations in demand for our products, in part due to changes in the global economic environment;
- Fluctuations based upon seasonality, with the quarters ending March 31 and September 30 typically being weaker;

- Continuing lingering effects from the COVID-19 pandemic, the occurrence of other global pandemics, and other events that impact the global economy or one or more sectors thereof, such as the global economic downturn and recent events in eastern Europe;
- The ability of our customers and suppliers to obtain financing or fund capital expenditures;
- Fluctuations in the timing and size of large customer orders, including with respect to changes in sales and implementation cycles of our products into our customers' spending plans and associated revenue;
- Variability of our margins based on the mix of server and storage systems, subsystems and accessories we sell and the percentage of our sales to internet data center, cloud computing customers or certain geographical regions;
- Fluctuations in availability and costs associated with key components, particularly semiconductors, memory, storage solutions, and other materials needed to satisfy customer requirements;
- The timing of the introduction of new products by leading microprocessor vendors and other suppliers;
- The introduction and market acceptance of new technologies and products, and our success in emergent and rapidly evolving markets (such as AI), and incorporating emerging technologies in our products, as well as the adoption of new standards;
- Changes in our product pricing policies, including those made in response to new product announcements and fluctuations in availability and costs of key components;
- Mix of whether customer purchases are of partially or fully integrated systems or subsystems and accessories and whether made directly or through our indirect sales channel partners;
- The effect of mergers and acquisitions among our competitors, suppliers, customers, or partners;
- General economic conditions in our geographic markets;
- Geopolitical tensions, including trade wars, tariffs and/or sanctions in our geographic markets; and
- Impact of regulatory changes on our cost of doing business.

In addition, customers may hesitate to purchase, or not continue to purchase, our products based upon past unwarranted reports about security risks associated with the use of our products. Accordingly, our growth and results of operations may fluctuate on a quarterly basis. If we fail to meet expectations of investors or analysts, our stock price may fall rapidly and without notice. Furthermore, the fluctuation of quarterly operating results may render less meaningful period-to-period comparisons of our operating results, and you should not rely upon them as an indication of future performance.

Our revenue and margins for a particular period are difficult to predict, and a shortfall in revenue or decline in margins may harm our operating results.

As a result of a variety of factors discussed in this Annual Report, our revenue and margins for a particular quarter are difficult to predict, especially in light of a challenging and inconsistent global macroeconomic environment, lingering impacts of the COVID-19 pandemic, the global economic downturn, recent events in eastern Europe, volatility in emergent and rapidly evolving markets (such as AI), steps we are taking in response thereto, increased competition, the effects of the ongoing trade disputes between the United States and China and related market uncertainty. Our revenue may grow at a slower rate than in past periods or decline. Our ability to meet financial expectations could also be adversely affected if the nonlinear sales pattern seen in some of our past quarters recurs in future periods.

The timing of large orders can also have a significant effect on our business and operating results from quarter to quarter. From time to time, we receive large orders that have a significant effect on our operating results in the period in which the order is recognized as revenue. For instance, our larger customers may seek to fulfill all or substantially all of their requirements in a single or a few orders, and not make another significant purchase for a substantial period of time. The timing of such orders is difficult to predict, and the timing of revenue recognition from such orders may affect period to period changes in revenue. When we issue credit in connection with large orders, in the event customers to do not pay or make timely payment our ability to collect amounts owed to us creates risk. We have in the past, and may continue in the future, on a case by case basis, take steps to mitigate collection risks, such as seeking third party insurance with respect to credit issued and taking a security interest in goods we have sold to customers pending collection of any credit given. However, we cannot assure that such measures will be effective to collect on all or part of any such credit issued. As a result, our operating results could vary materially from quarter to quarter based on the receipt of such orders and their ultimate recognition as revenue.

We plan our operating expense levels based primarily on forecasted revenue levels. These expenses and the impact of long-term commitments are relatively fixed in the short term. A shortfall in revenue could lead to operating results being below expectations because we may not be able to quickly reduce these fixed expenses in response to short-term business changes. Any of the above factors could have a material adverse impact on our operations and financial results.

As we increasingly target larger customers and larger sales opportunities, our customer base may become more concentrated, our cost of sales may increase, our margins may be lower, our borrowings to fund purchases of key components may be higher, we are exposed to inventory risks and increased credit risks, and our sales may be less predictable.

We have become increasingly dependent upon larger sales to grow our business. In particular, in recent years, we have completed larger sales to leading internet data center and cloud customers, large enterprise customers and OEMs. While no single customer accounted for 10% or more of net sales in any of fiscal years 2023, 2022 or 2021, we may have customers account for 10% or more of net sales in the future. If customers buy our products in greater volumes and their business becomes a larger percentage of our net sales, we may grow increasingly dependent on those customers to maintain our growth. If our largest customers do not purchase our products, or we are unable to supply such customers with products, at the levels, in the timeframes or within the geographies that we expect, including as a result of the global economic downturn, lingering impacts of the COVID-19 pandemic, or recent events in eastern Europe on their or our businesses, our ability to maintain or grow our net sales will be adversely affected.

Increased sales to larger customers may also cause fluctuations in results of operations. Large orders are generally subject to intense competition and pricing pressure which can have an adverse impact on our margins and results of operations. Accordingly, a significant increase in revenue during the period in which we recognize the revenue from a large customer may be followed by a period of time during which the customer either does not purchase any products or only a small number of our products.

Additionally, as we and our partners focus increasingly on selling to larger customers and attracting larger orders, we expect greater costs of sales. Our sales cycle may become longer, and more expensive, as larger customers typically spend more time negotiating contracts than smaller customers. Such larger orders may require greater commitments of working capital, which may require increased borrowings under our credit facilities to fund purchases of key components (such as CPUs, memory, SSDs and GPUs) necessary for such orders, which could adversely affect our cash flow and expose us to the risk of holding excess and obsolete inventory, if there are delays or cancellations. Furthermore, larger customers also often seek greater levels of support in the implementation and use of our server solutions. An actual or perceived inability to meet customer support demands may adversely affect our relationship with such customers, which may affect the likelihood of future purchases of our products. Larger customers may also request larger amounts of credit or longer payment terms, which, if granted, increases our risks in the event customers to do not pay or make timely payment, which risk is exacerbated in the event our payment terms with major suppliers of necessary components for such orders do not match the payment terms of our customers.

As a result of the above factors, our quarter-to-quarter results of operations may be subject to greater fluctuation and our stock price may be adversely affected.

If we fail to meet any publicly announced financial guidance or other expectations about our business, it could cause our stock to decline in value.

We generally provide forward looking financial guidance when we announce our financial results for the prior quarter. No assurances can be given that we will continue to provide forward looking financial guidance, and if we do issue forward looking guidance, the uncertainties related to these items could cause us to revise such guidance. If issued, we undertake no obligation to update any forward-looking guidance at any time. In the past, our financial results have failed to meet the guidance we provided. There are a number of reasons why we have at times failed to meet guidance in the past and might fail again in the future, including, but not limited to, the factors described in these Risk Factors.

We may be unable to secure additional financing on favorable terms, or at all, which in turn could impair the rate of our growth.

We had net income of $640.0 million, $285.2 million and $111.9 million in fiscal years 2023, 2022 and 2021, respectively. We believe that our current cash, cash equivalents, borrowing capacity available from our credit facilities and internally generated cash flows will be sufficient to support our operating businesses and maturing debt and interest payments for the 12 months following the issuance of the financial statements included in this Annual Report. Nevertheless, we intend to continue to grow our business, which could require additional capital. Since our initial public offering, we have funded our growth primarily through the cash raised from our operations and credit facilities with banking institutions. We may need to expand our existing credit facilities, enter into new credit facilities or engage in equity, debt or other type of financings to secure additional capital to continue or increase our rate of growth. If we raise additional capital through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we may issue could have rights, preferences and privileges superior to those holders of our common stock. Any credit facility or debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which could make it more difficult for us to raise additional capital and to pursue our growth strategies. If we are unable to secure additional funding on favorable terms, or at all, when we seek it, we may not be able to continue the rate of our growth. In addition, no assurances can be given that in the event that we secure such financing that the proceeds thereof will be used effectively or result in growth.

Increases in average selling prices for our solutions have significantly contributed to increases in net sales in some of the periods covered by this Annual Report. Such prices are subject to decline if customers do not continue to purchase our latest generation products or additional components, which could harm our results of operations.

Increases in average selling prices for our server solutions have significantly contributed to increases in net sales in some of the periods covered by this Annual Report. The market for key components became, and continues to be, more volatile during the global economic downturn, the COVID-19 pandemic and lingering effects thereof, and recent events in eastern Europe. As with most electronics-based products, average selling prices of server and storage products are typically highest at the time of introduction of new products, which utilize the latest technology, and tend to decrease over time as such products become commoditized and are ultimately replaced by even newer generation products. We cannot predict the timing or amount of any decline in the average selling prices of our server solutions that we may experience in the future, which may be exacerbated by the global economic downturn, lingering effects from the COVID-19 pandemic, and recent events in eastern Europe. In some instances, our agreements with our indirect sales channel partners limit our ability to reduce prices unless we make such price reductions available to them, or price protect their inventory. If we are unable to either (i) decrease the average per unit manufacturing costs faster than the rate at which average selling prices decline or (ii) increase the average selling prices at the same pace at which average per unit manufacturing costs increase, our business, financial condition and results of operations will be harmed.

Our cost structure and ability to deliver server solutions to customers in a timely manner may be adversely affected by volatility of the market for core components and certain materials for our products.

Prices of certain materials and core components utilized in the manufacture of our server and storage solutions, such as GPUs, serverboards, chassis, CPUs, memory, hard drives and SSDs, represent a significant portion of our cost of sales. While we have increased our purchases of certain critical materials and core components in response to the supply and demand uncertainties, we do not have long-term supply contracts for all critical materials and core components, but instead often purchase these materials and components on a purchase order basis. Prices and availability of these core components and materials are volatile, and, as a result, it is difficult to predict expense levels and operating results. In addition, if our business growth renders it necessary or appropriate to transition to longer term contracts with materials and core component suppliers, our costs may increase, and our gross margins could correspondingly decrease.

Because we often acquire materials and key components on an as needed basis, we may be limited in our ability to effectively and efficiently respond to customer orders because of the then-current availability or the terms and pricing of these materials and key components, particularly for GPUs during periods of growth of new emerging markets (such as for AI). Our industry has experienced materials shortages and delivery delays in the past, including as a result of increased demand during periods of growth of new emerging markets (such as for AI), the negative impact of COVID-19, the global economic downturn and recent events in eastern Europe on global supply chains, and we may experience shortages or delays of critical materials or increased logistics costs to obtain necessary materials in a timely manner in the future. The COVID-19 pandemic, other macroeconomic factors exacerbated by the COVID-19 pandemic, lingering effects from the COVID-19 pandemic, and other factors, have in the past resulted in, and may in future result in additional shortages of key semiconductors. From time to time, we have been forced to delay the introduction of certain of our products or the fulfillment of customer orders as a result of shortages of materials and key components, which can adversely impact our revenue. If shortages, supply or demand imbalances or delays arise, the prices of these materials and key components may increase or the materials and key components may not be available at all. In the event of shortages, some of our larger competitors may have greater abilities to obtain materials and key components due to their larger purchasing power. We may not be able to secure enough key components or materials at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business, results of operations and financial condition. In addition, from time to time, we have accepted customer orders with various types of component pricing protection. Such arrangements have increased our exposure to component pricing fluctuations and have adversely affected our financial results in certain quarters.

If we were to lose any of our current supply or contract manufacturing relationships, the process of identifying and qualifying a new supplier or contract manufacturer who meets our quality and delivery requirements, and who will appropriately safeguard our intellectual property, may require a significant investment of time and resources, adversely affecting our ability to satisfy customer purchase orders and delaying our ability to rapidly introduce new products to market. Similarly, if any of our suppliers were to cancel, materially change contracts or commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, whether due to shortages or other reasons, our reputation and relationships with customers could be damaged. We could lose orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

We may lose sales or incur unexpected expenses relating to insufficient, excess or obsolete inventory.

To offer greater choices and optimization of our products to benefit our customers, we maintain a high level of inventory. If we fail to maintain sufficient inventory, we may not be able to meet demand for our products on a timely basis, and our sales may suffer. If we overestimate customer demand for our products, we could experience excess inventory of our products and be unable to sell those products at a reasonable price, or at all. As a result, we may need to record higher inventory reserves. In addition, from time to time we assume greater inventory risk in connection with the purchase or manufacture of more specialized components in connection with higher volume sales opportunities. In the past, we have taken certain actions including our increased purchase of certain critical materials and components as a part of our response planning for various uncertainties and risks, such as those related to the COVID-19 pandemic and lingering effects therefrom. Specifically, we sought to actively manage our supply chain for potential risks of shortage by first building inventories of critical components required for our motherboards and other system printed circuit boards and continued to add to our inventories of key components such as CPUs, memory, SSDs and to a lesser extent GPUs such that customer orders can be fulfilled as they are received. We may continue to take similar actions in the future based upon our assessment of uncertainties and risks. Nevertheless, no assurances can be given that any such efforts will be successful to manage inventory, and we could be exposed to risks of insufficient, excess, or obsolete inventory. We have from time to time experienced inventory write downs associated with higher volume sales that were not completed as anticipated. We expect that we will experience such write downs from time-to-time in the future related to existing and future commitments, and potentially related to any proactive purchase of certain critical materials and components as part of our planning for uncertainties and risks. Excess or obsolete inventory levels for these or other reasons could result in unexpected expenses or increases in our reserves against potential future charges which would adversely affect our business, results of operations and financial condition.

Difficulties we encounter relating to automating internal controls utilizing our ERP systems or integrating processes that occur in other IT applications could adversely impact our controls environment.

Many companies have experienced challenges with their ERP systems that have had a negative effect on their business. We have incurred and expect to continue to incur additional expenses related to our ERP systems, particularly as we continue to further enhance and develop them including by automating certain internal controls. Any future disruptions, delays or deficiencies relating to automating internal controls utilizing our ERP systems or integrating processes that occur in other IT applications could adversely affect our ability to file reports with the SEC in a timely manner, deliver accurate financial statements and otherwise impact our controls environment. Any of these consequences could have an adverse effect on our business, results of operations and financial condition.

System security violations, data protection breaches, cyber-attacks and other related cyber-security issues could disrupt our internal operations or compromise the security of our products, and any such disruption could reduce our expected revenues, increase our expenses, damage our reputation and adversely affect our stock price.

Malicious computer programmers and hackers may be able to penetrate our network and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. While we employ a number of protective measures, including firewalls, anti-virus and endpoint detection and response technologies, regular annual training of employees with respect to cyber-security, these measures may fail to prevent or detect attacks on our systems. While there have been unauthorized intrusions into our network in the past, none of these intrusions, individually or in the aggregate, had a material adverse effect on our business, operations, or products. We have taken steps to enhance the security of our network and computer systems and we provide regular updates to our Board at our quarterly meetings with respect to cyber-security matters. Despite these efforts, we may experience future intrusions, which could adversely affect our business, operations, or products. In addition, our hardware and software or third-party components and software that we utilize in our products may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation or security of the products. The costs to us to eliminate or mitigate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, if our efforts to address these problems are not successful, could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions. Any claim that our products or systems are subject to a cyber-security risk, whether valid or not, could damage our reputation and adversely impact our revenues and results of operations.

We manage and store various proprietary information and sensitive or confidential data relating to our business as well as information from our suppliers and customers. Breaches of our or any of our third party suppliers' security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers or suppliers, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us or our customers or suppliers to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business.

To the extent we experience cyber-security incidents in the future, our relationships with our customers and suppliers may be materially impacted, our brand and reputation may be harmed and we could incur substantial costs in responding to and remediating the incidents and in resolving any investigations or disputes that may arise with respect to them, any of which would cause our business, operations, or products to be adversely affected. In addition, the cost and operational consequences of implementing and adding further data protection measures could be significant.

Any failure to adequately expand or retain our sales force will impede our growth.

We expect that our direct sales force will continue to grow as larger customers increasingly require a direct sales approach. Competition for direct sales personnel with the advanced sales skills and technical knowledge we need is intense, and we face significant competition for direct sales personnel from our competitors. Our ability to grow our revenue in the future will depend, in large part, on our success in recruiting, training, retaining and successfully managing sufficient qualified direct sales personnel. New hires require significant training and may take six months or longer before they reach full productivity. Our recent hires and planned hires may not become as productive as we would like, we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business, and individuals we hire may not perform pursuant to our expectations in the event of inadequate supervision. If we are unable to hire, develop and retain sufficient numbers of productive sales personnel, our customer relationships and resulting sales of our server solutions will suffer.

Conflicts of interest may arise with Ablecom and Compuware, and they may adversely affect our operations.

We use Ablecom, a related party, for contract design and manufacturing coordination support and warehousing, and Compuware, also a related party and an affiliate of Ablecom, for distribution, contract manufacturing and warehousing. We work with Ablecom to optimize modular designs for our chassis and certain of other components. We outsource to Compuware a portion of our design activities and a significant part of our manufacturing of subassemblies, particularly power supplies. Our purchases of products from Ablecom and Compuware represented 6.6%, 8.3% and 7.8% of our cost of sales for fiscal years 2023, 2022 and 2021, respectively. Ablecom and Compuware's sales to us constitute a substantial majority of Ablecom's and Compuware's net sales. Ablecom and Compuware are both privately held Taiwan-based companies. In addition, we have entered into a distribution agreement with Compuware, under which we have appointed Compuware as a nonexclusive distributor of our products in Taiwan, China and Australia. Each of Ablecom and Compuware are also developing campuses in close proximity to the campus we are developing in Malaysia to expand our manufacturing.

Steve Liang, Ablecom's Chief Executive Officer and largest shareholder, is the brother of Charles Liang, our President, Chief Executive Officer and Chairman of our Board of Directors (the "Board"). Steve Liang owned no shares of our common stock as of June 30, 2023, 2022 or 2021. Charles Liang and his spouse, Sara Liu, our Co-Founder, Senior Vice President and Director, jointly owned approximately 10.5% of Ablecom's capital stock, while Mr. Steve Liang and other family members owned approximately 28.8% of Ablecom's outstanding common stock as of June 30, 2023. Bill Liang, a brother of both Charles Liang and Steve Liang, is a member of the Board of Directors of Ablecom as well.

In October 2018, our Chief Executive Officer, Charles Liang, personally borrowed approximately $12.9 million from Chien-Tsun Chang, the spouse of Steve Liang. The loan is unsecured, has no maturity date and bore interest at 0.8% per month for the first six months, increased to 0.85% per month through February 28, 2020, and reduced to 0.25% effective March 1, 2020. The loan was originally made at Mr. Liang's request to provide funds to repay margin loans to two financial institutions, which loans had been secured by shares of our common stock that he held. The lenders called the loans in October 2018, following the suspension of our common stock from trading on NASDAQ in August 2018 and the decline in the market price of our common stock in October 2018. As of June 30, 2023, the amount due on the unsecured loan (including principal and accrued interest) was approximately $16.0 million.

Bill Liang is also the Chief Executive Officer of Compuware, a member of Compuware's Board of Directors and a holder of a significant equity interest in Compuware. Steve Liang is also a member of Compuware's Board of Directors and is an equity holder of Compuware.

Mr. Charles Liang is our Chief Executive Officer and Chairman of the Board, is a significant stockholder of our company, and has considerable influence over the management of our business relationships. Accordingly, we may be disadvantaged by the economic interests of Mr. Charles Liang and his spouse, Ms. Sara Liu, as stockholders of Ablecom and Mr. Charles Liang's personal relationship with Ablecom's Chief Executive Officer and Compuware's Chief Executive Officer. We may not negotiate or enforce contractual terms as aggressively with Ablecom or Compuware as we might with an unrelated party, and the commercial terms of our agreements may be less favorable than we might obtain in negotiations with third parties. If our business dealings with Ablecom or Compuware are not as favorable to us as arms-length transactions, our results of operations may be harmed.

If Ablecom or Compuware are acquired or sold, new ownership could reassess the business and strategy of Ablecom or Compuware, and as a result, our supply chain could be disrupted or the terms and conditions of our agreements with Ablecom or Compuware may change. As a result, our operations could be negatively impacted or costs could increase, either of which could adversely affect our margins and results of operations.

Our reliance on Ablecom could be subject to risks associated with our reliance on a limited source of contract manufacturing services and inventory warehousing.

We plan to continue to maintain our manufacturing relationship with Ablecom in Asia. In order to provide a larger volume of contract manufacturing services for us, we anticipate that Ablecom will continue to warehouse for us an increasing number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the United States and Europe. We also anticipate that we will continue to lease office space from Ablecom in Taiwan to support our research and development efforts. We operate a joint management company with Ablecom to manage the common areas shared by us and Ablecom for our separately constructed manufacturing facilities in Taiwan.

If our commercial relationship with Ablecom deteriorates, we may experience delays in our ability to fulfill customer orders. Similarly, if Ablecom's facility in Asia is subject to damage, destruction or other disruptions, our inventory may be damaged or destroyed, and we may be unable to find adequate alternative providers of contract manufacturing services in the time that we or our customers require. We could lose orders and be unable to develop or sell some products cost-effectively or on a timely basis, if at all.

Currently, we purchase contract manufacturing services primarily for our chassis products from Ablecom. If our commercial relationship with Ablecom were to deteriorate or terminate, establishing direct relationships with those entities supplying Ablecom with key materials for our products or identifying and negotiating agreements with alternative providers of warehouse and contract manufacturing services might take a considerable amount of time and require a significant investment of resources. Pursuant to our agreements with Ablecom and subject to certain exceptions, Ablecom has the exclusive right to be our supplier of the specific products developed under such agreements. As a result, if we are unable to obtain such products from Ablecom on terms acceptable to us, we may need to discontinue a product or develop substitute products, identify a new supplier, change our design and acquire new tooling, all of which could result in delays in our product availability and increased costs. If we need to use other suppliers, we may not be able to establish business arrangements that are, individually or in the aggregate, as favorable as the terms and conditions we have established with Ablecom. If any of these things should occur, our net sales, margins and earnings could significantly decrease, which would have a material adverse effect on our business, results of operations and financial condition.

If negative publicity arises with respect to us, our employees, our third-party service providers or our partners, our business and operating results could be adversely affected, regardless of whether the negative publicity is true.

Negative publicity about our company or our products, even if inaccurate or untrue, could adversely affect our reputation and the confidence in our products, which could harm our business and operating results. For example, in October 2018, a news article was published alleging that malicious hardware chips were implanted on our motherboards during the manufacturing process at the facilities of a contract manufacturer in China. We undertook a thorough investigation of this claim with the assistance of a leading, independent third-party investigations firm wherein we tested a representative sample of our motherboards, including the specific type of motherboard depicted in the news article and motherboards purchased by companies referenced in the article, as well as more recently manufactured motherboards. After completing these examinations as well as a range of functional tests, the investigations firm reported that it had found no evidence of malicious hardware on our motherboards. In addition, neither the publisher of the news article nor any of our customers have ever provided a single example of any such altered motherboard. However, despite repeated denials of any tampering by our customers and us, and the announcement of the results of this independent investigation, the publication of this false allegation in 2018 had a substantial negative impact on the trading price of our common stock and our reputation. The October 2018 news article, the follow up news article published in January 2021, and any similar future article making similar false allegations, may continue to have a negative impact in the future.

Harm to our reputation can also arise from many other sources, including employee misconduct, which we have experienced in the past, and misconduct by our partners, consultants and outsourced service providers. Additionally, negative publicity with respect to our partners or service providers could also affect our business and operating results to the extent that we rely on these partners or if our customers or prospective customers associate our company with these partners.

If we lose Charles Liang, our President, Chief Executive Officer and Chairman, or any other key employee or are unable to attract additional key employees, we may not be able to implement our business strategy in a timely manner.

Our future success depends in large part upon the continued service of our current executive management team and other key employees. In particular, Charles Liang, our President, Chief Executive Officer and Chairman of the Board, is critical to the overall management of our company as well as to our strategic direction. Mr. Liang co-founded our company and has been our Chief Executive Officer since our inception. His experience in leading our business and his personal involvement in key relationships with suppliers, customers and strategic partners are extremely valuable to our company. We currently do not have a succession plan for the replacement of Mr. Liang if it were to become necessary. Additionally, we are particularly dependent on the continued service of our existing research and development personnel because of the complexity of our products and technologies. Our employment arrangements with our executives and employees do not require them to provide services to us for any specific length of time, and they can terminate their employment with us at any time, with or without notice, without penalty. The loss of services of any of these executives or of one or more other key members of our team could seriously harm our business.

Our direct sales efforts may create confusion for our end customers and harm our relationships in our indirect sales channel and with our OEMs.

We expect our direct sales force to continue to grow as our business grows. As our direct sales force becomes larger, our direct sales efforts may lead to conflicts in our indirect sales channel and with our OEMs, who may view our direct sales efforts as undermining their efforts to sell our products. If an indirect sales channel partner or OEM deems our direct sales efforts to be inappropriate, they may not effectively market our products, may emphasize alternative products from competitors, or may seek to terminate our business relationship. Disruptions in our indirect channels could cause our revenues to decrease or fail to grow as expected. Our failure to implement an effective direct sales strategy that maintains and expands our relationships in our indirect sales channel and with our OEMs could lead to a decline in sales, harm relationships and adversely affect our business, results of operations and financial condition.

If we are unable to attract and integrate additional key employees in a manner that enables us to scale our business and operations effectively, or if we do not maintain competitive compensation policies to retain our employees, our ability to operate effectively and efficiently could be limited.

To execute our growth plan, we must attract additional highly qualified personnel, including additional engineers and executive staff. Competition for qualified personnel is intense, especially in Silicon Valley, where we are headquartered. We have experienced and may continue to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to attract and integrate additional key employees in a manner that enables us to scale our business and operations effectively, or if we do not maintain competitive compensation policies to retain our employees, our ability to operate effectively and efficiently could be limited.

Strategic and Industry Risks

If we do not successfully manage the expansion of our international manufacturing capacity and business operations, our business could be harmed.

Since inception, we have conducted a majority of our manufacturing operations in San Jose, California. We continue to increase our manufacturing capacity in Taiwan and in the Netherlands and have sought to accelerate manufacturing in Taiwan in order to better diversify our geographical manufacturing concentration. In order to continue to successfully increase our operations in Taiwan, we must efficiently manage our Taiwan operations from our headquarters in San Jose, California and continue to develop a strong local management team.

We are also pursuing an expansion of our manufacturing operations into Malaysia. During the second quarter of fiscal year 2023, we entered into a letter of understanding to acquire land in Malaysia. A definitive agreement to acquire such land, subject to various conditions, was subsequently executed in January 2023. We are obtaining early access to such land prior to acquisition, and we anticipate significant capital expenditures will be required for such initiative. To the extent we are unable to recoup expenditures made during our period of early access to such land and we are subsequently unable to complete the acquisition of the land, we could be materially and adversely affected. Furthermore, if we are unable to successfully ramp up our international manufacturing capacity in Taiwan, the Netherlands, Malaysia, or any other jurisdictions we pursue, including the associated construction, increased logistics and warehousing, we may incur unanticipated costs, difficulties in making timely delivery of products or suffer other business disruptions which could adversely impact our results of operations.

We may not be able to successfully manage our business for growth and expansion.

We expect to continue to make investments to pursue new customers, expand our product and service offerings to grow our business, and pursue new business markets and opportunities. We also expect that our annual operating expenses will continue to increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, software and product service offerings, strengthen customer service and support resources for our customers, and pursue new business markets and opportunities. Our failure to expand operational and financial or internal control systems timely or efficiently could result in additional operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted. There are also no assurances that investments we make to pursue new business markets and opportunities (such as ecommerce in B2B and B2C markets and data center offerings) will be successful or profitable, given the investment costs necessary to pursue these markets and opportunities, which includes investments in technology, people, time, and other overhead costs.

As our business continues to grows, we will have to manage additional product design projects, materials procurement processes and sales efforts and marketing for an increasing number of SKUs, provide and update an increasing amount of software utilized in our hardware offerings, provide more sophisticated product service offerings to support our customers, expand the number and scope of our relationships with suppliers, distributors and end customers, and (for new business markets and opportunities we pursue) manage different and increasingly complex regulatory landscapes they are subject to. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

Managing our business for long-term growth also requires us to successfully manage our employee headcount. We must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our employees, our business may be harmed. A growth in headcount would continue to increase our cost base, which would make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

Our growth into markets outside the United States exposes us to risks inherent in international business operations.

We market and sell our systems and subsystems and accessories both inside and outside the United States. We intend to expand our international sales efforts, especially into Asia, and we are expanding our business operations in Europe and Asia, particularly in Taiwan, Malaysia, the Netherlands and Japan. In particular, we have made, and continue to make, substantial investments for the purchase of land and the development of new facilities in Taiwan and Malaysia to accommodate our expected growth and the migration of a substantial portion of our contract manufacturing operations.

Our international expansion efforts may not be successful. Our international operations expose us to risks and challenges that we would otherwise not face if we conducted our business only in the United States, such as:

- Heightened price sensitivity from customers in emerging markets;
- Our ability to establish local manufacturing, support and service functions, and to form channel relationships with value added resellers in non-United States markets;
- Localization of our systems and components, including translation into foreign languages and the associated expenses;
- Compliance with multiple, conflicting and changing governmental laws and regulations;
- Foreign currency fluctuations and inflation;
- Limited visibility into sales of our products by our channel partners;
- Greater concentration of competitors in some foreign markets than in the United States;
- Laws favoring local competitors;
- Weaker legal protections of intellectual property rights and mechanisms for enforcing those rights;
- Market disruptions created by world events, such as the global economic downturn and recent events in eastern Europe, or by other public health crises in regions outside the United States, such as avian flu, SARS and other diseases;
- Import and export tariffs;
- Difficulties in staffing and the costs of managing foreign operations, including challenges presented by relationships with workers' councils and labor unions; and
- Changing regional economic and political conditions.

These factors could limit our future international sales or otherwise adversely impact our operations or our results of operations.

We depend upon the development of new products and enhancements to our existing products, and if we fail to predict or respond to emerging technological trends and our customers' changing needs, our operating results and market share may suffer.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, new product introductions, and evolving methods of operations. While our revenues increased in fiscal year 2023, the global economic downturn may affect customer purchasing trends, and our operating results depend on our ability to develop and introduce new products into existing and emerging markets (such as AI) and to reduce the production costs of existing products. If our customers do not purchase our products, our business will be harmed.

The process of developing products incorporating new technologies is complex and uncertain, and if we fail to accurately predict customers' changing needs and emerging technological trends our business could be harmed. We must commit significant resources, including the investments we have been making in our strategic priorities to developing new products before knowing whether our investments will result in products and services the market will accept. If the industry does not evolve as we believe it will, or if our strategy for addressing this evolution is not successful, many of our strategic initiatives and investments may be of no or limited value. Also, suppliers of our key components may introduce new technologies that are critical to the functionality of our products at a slower rate than their competition, which could adversely impact our ability to timely develop and provide competitive offerings to our customers. Similarly, our business could be harmed if we fail to develop, or fail to develop in a timely fashion, offerings to address other transitions, or if the offerings addressing these other transitions that ultimately succeed are based on technology, or an approach to technology, different from ours. In addition, our business could be adversely affected in periods surrounding our new product introductions if customers delay purchasing decisions to qualify or otherwise evaluate the new product offerings.

Furthermore, we may not execute successfully on our vision or strategy because of challenges with regard to product planning and timing, technical hurdles that we fail to overcome in a timely fashion, or a lack of appropriate resources. This could result in competitors, some of which may also be our suppliers, providing those solutions before we do and loss of market share, revenue, and earnings. The success of new products depends on several factors, including proper new product and service definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors, market acceptance of these products, and providing appropriate support of these products. There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner, or achieve market acceptance of our products or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The products and technologies in our other product categories and key priority and growth areas may not prove to have the market success we anticipate, and we may not successfully identify and invest in other emerging or new products.

The market in which we participate is highly competitive, and if we do not compete effectively, we may not be able to increase our market penetration, grow our net sales or improve our gross margins.

The market for server and storage solutions is intensely competitive and rapidly changing. The market continues to evolve with the growth of public cloud shifting server and storage purchasing from traditional data centers to lower margin public cloud vendors. Barriers to entry in our market are relatively low and we expect increased challenges from existing as well as new competitors. Some of our principal competitors offer server solutions at a lower price, which has resulted in pricing pressures on sales of our server solutions. We expect further downward pricing pressure from our competitors and expect that we will have to price some of our server and storage solutions aggressively to increase our market share with respect to those products or geographies, particularly for internet data center and cloud customers and other large sale opportunities. If we are unable to maintain the margins on our server and storage solutions, our operating results could be negatively impacted. In addition, if we do not develop new innovative solutions, or enhance the reliability, performance, efficiency and other features of our existing server and storage solutions, our customers may turn to our competitors for alternatives. In addition, pricing pressures and increased competition generally may also result in reduced sales, less efficient utilization of our manufacturing operations, lower margins or the failure of our products to achieve or maintain widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our principal competitors include global technology companies such as Cisco, Dell, Hewlett-Packard Enterprise and Lenovo. In addition, we also compete with a number of other vendors who also sell application optimized servers, contract manufacturers/OEMs and ODMs, such as Foxconn, Inspur, Quanta Computer and Wiwynn Corporation. ODMs sell server solutions marketed or sold under a third-party brand.

Many of our competitors enjoy substantial competitive advantages, such as:

- Greater name recognition and deeper market penetration;
- Longer operating histories;
- Larger sales and marketing organizations and research and development teams and budgets;
- More established relationships with customers, contract manufacturers and suppliers and better channels to reach larger customer bases and larger sales volume allowing for better costs;
- Larger customer service and support organizations with greater geographic scope;
- A broader and more diversified array of products and services; and
- Substantially greater financial, technical and other resources.

Some of our current or potential ODM competitors are also currently or have in the past been suppliers to us. As a result, they may possess sensitive knowledge or experience which may be used against us competitively and/or which may require us to alter our supply arrangements or sources in a way which could adversely impact our cost of sales or results of operations.

Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Competitors may seek to copy our innovations and use cost advantages from greater size to compete aggressively with us on price. Certain customers are also current or prospective competitors and as a result, assistance that we provide to them as customers may ultimately result in increased competitive pressure against us. Furthermore, because of these advantages, even if our application optimized server and storage solutions are more effective than the products that our competitors offer, potential customers might accept competitive products in lieu of purchasing our products. The challenges we face from larger competitors will become even greater if consolidation or collaboration between or among our competitors occurs in our industry. Also, initiatives to establish more industry standard data center configurations, could have the impact of supporting an approach which is less favorable to the flexibility and customization that we offer. These changes could have a significant impact on the market and impact our results of operations. For all of these reasons, we may not be able to compete successfully against our current or future competitors, and if we do not compete effectively, our ability to increase our net sales may be impaired.

Industry consolidation may lead to increased competition and may harm our operating results.

There has been a trend toward consolidation in our industry. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. Companies that are suppliers in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. We believe that industry consolidation may result in stronger competitors that are more likely to compete as sole-source vendors for customers. Additionally, at times in the past, our competitors have acquired certain customers of ours and terminated our business relationships with such customers. As such, acquisitions by our competitors could also lead to more variability in our operating results and could have a material adverse effect on our business, operating results, and financial condition.

We must work closely with our suppliers to make timely new product introductions.

We rely on our close working relationships with our suppliers, including Intel, AMD and NVIDIA, to anticipate and deliver new products on a timely basis when new generation materials and key components are made available. If we are not able to maintain our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to quickly offer advanced technology and product innovations to our customers would be impaired. We have no long-term agreements that obligate our suppliers to continue to work with us or to supply us with products.

Our suppliers' failure to improve the functionality and performance of materials and key components for our products may impair or delay our ability to deliver innovative products to our customers.

We need our material and key component suppliers, such as Intel, AMD and NVIDIA, to provide us with components that are innovative, reliable and attractive to our customers. Due to the pace of innovation in our industry, many of our customers may delay or reduce purchase decisions until they believe that they are receiving best of breed products that will not be rendered obsolete by an impending technological development. Accordingly, demand for new server and storage systems that incorporate new products and features is significantly impacted by our suppliers' new product introduction schedules and the functionality, performance and reliability of those new products. If our materials and key component suppliers fail to deliver new and improved materials and components for our products, we may not be able to satisfy customer demand for our products in a timely manner, or at all. If our suppliers' components do not function properly, we may incur additional costs and our relationships with our customers may be adversely affected.

We rely on a limited number of suppliers for certain components used to manufacture our products.

Certain components used in the manufacture of our products are available from a limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply, including interruptions on the global supply chain (such as did occur in connection with the COVID-19 pandemic, the global economic downturn, and recent events in eastern Europe) or increased demand in the industry (such as did occur due to volatility in emergent and rapidly evolving markets, including AI). Similar future events may cause additional interruptions on the global supply chain. Two of our suppliers accounted for 13.5% and 30.7% of total purchases for the fiscal year ended June 30, 2023. The same two suppliers accounted for 18.1% and 11.4% of total purchases for the fiscal year ended June 30, 2022. The same two suppliers accounted for 20.3% and 11.8% of total purchases for the fiscal years ended June 30, 2021. Ablecom and Compuware, related parties, accounted for 6.6%, 8.3% and 7.8% of our total cost of sales for the fiscal years ended June 30, 2023, 2022 and 2021, respectively. If any of our largest suppliers discontinue their operations or if our relationships with them are adversely impacted, we could experience a material adverse effect on our business, results of operations and financial condition. See also "— Our cost structure and ability to deliver server solutions to customers in a timely manner may be adversely affected by volatility of the market for core components and certain materials for our products."

We rely on indirect sales channels and any disruption in these channels could adversely affect our sales.

We depend on our indirect sales channel partners to assist us in promoting market acceptance of our products. To maintain and potentially increase our revenue and profitability, we will have to successfully preserve and expand our existing distribution relationships as well as develop new channel relationships. Our indirect sales channel partners also sell products offered by our competitors and may elect to focus their efforts on these sales. If our competitors offer our indirect sales channel more favorable terms or have more products available to meet the needs of their customers, or utilize the leverage of broader product lines sold through the indirect sales channel, those channel partners may de-emphasize or decline to carry our products. In addition, the order decision-making process in our indirect sales channel is complex and involves several factors, including end customer demand, warehouse allocation and marketing resources, which can make it difficult to accurately predict total sales for the quarter until late in the quarter. We also do not control the pricing or discounts offered by our indirect sales channel partners to the end customers. To maintain our participation in the marketing programs of our indirect sales channel partners, we have provided and expect to continue to offer cooperative marketing arrangements and offer short-term pricing concessions.

The discontinuation of cooperative marketing arrangements or pricing concessions could have a negative effect on our business, results of operations and financial condition. Our indirect sales channel partners could also modify their business practices, such as payment terms, inventory levels or order patterns. If we are unable to maintain successful relationships in our indirect sales channel or expand our channel or we experience unexpected changes in payment terms, inventory levels or other practices in our indirect sales channel, our business will suffer.

Our failure to deliver high quality server and storage solutions could damage our reputation and diminish demand for our products.

Our server and storage solutions are critical to our customers' business operations. Our customers require our server and storage solutions to perform at a high level, contain valuable features and be extremely reliable. The design of our server and storage solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, in the past certain vendors have provided us with defective components that failed under certain applications. As a result, our products needed to be repaired and we incurred costs in connection with the recall and diverted resources from other projects.

New flaws or limitations in our server and storage solutions may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming server and storage solutions, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products, which could result in a decrease in revenue, an increase in our provision for doubtful accounts or in collection cycles for accounts receivable or subject us to the expense and risk of litigation. We may incur expense in recalling, refurbishing or repairing defective server and storage solutions sold to our customers or remaining in our inventory. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. For all of these reasons, customer dissatisfaction with the quality of our products could substantially impair our ability to grow our business.

Our results of operations may be subject to fluctuations based upon our investment in corporate ventures.

We have a 30% minority interest in a China corporate venture that was established to market and sell corporate venture branded systems in China based upon products and technology we supply. We record earnings and losses from the corporate venture using the equity method of accounting. Our loss exposure is limited to the remainder of our equity investment in the corporate venture which as of June 30, 2023 and 2022 was $2.0 million and $5.3 million, respectively. We currently do not intend to make any additional investment in this corporate venture. See Part II, Item 8, Note 9, "Related Party Transactions" to the consolidated financial statements in this Annual Report. We may make investments in other corporate ventures. We do not control this corporate venture and any fluctuation in the results of operations of the corporate venture or any other similar transaction that we may enter into in the future could adversely impact, or result in fluctuations in, our results of operations.

In June 2020, the third-party parent company that controls our corporate venture was placed on a U.S. government export control list, along with several related entities. In addition, the United States has further prohibitions on conducting business with certain entities in China and continued to impose additional tariffs. If economic conditions or trade disputes, including trade restrictions and tariffs such as those between the United States and China, in the areas in which we market and sell our products and other key potential markets for our products continue to remain uncertain or deteriorate, it may further affect the value of our investment in the corporate venture.

Legal and Regulatory Risks

Because our products and services may store, process and use data, some of which contains personal information, we are subject to complex and evolving domestic and international laws and regulations regarding privacy, data protection and other matters, which are subject to change.

Because our products and services store, process and use data, some of which contains personal information, we are subject to complex and evolving domestic and international laws and regulations regarding privacy, data protection, rights of publicity, content, protection of minors and consumer protection. Many of these laws and regulations, which can be particularly restrictive outside of the U.S., are subject to change and uncertain interpretation. Even our inadvertent failure to comply with such laws and regulations could result in investigations, claims, damages to our reputation, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could materially adversely affect our business, results of operations and financial condition. Costs to comply with and implement these privacy-related and data protection measures could be significant.

Global privacy legislation, enforcement, and policy activity for privacy and data protection are rapidly expanding and creating a complex regulatory compliance environment. Costs to comply with and implement these privacy-related and data protection measures could be significant. For example, the EU General Data Protection Regulation 2016/679 ("GDPR"), and further amendments and interpretations thereof, impose stringent EU data protection requirements on companies established in the European Union or companies that offer goods or services to, or monitor the behavior of, individuals in the European Union. The GDPR establishes a robust framework of data subjects' rights and imposes onerous accountability obligations on companies, including certain data transfer and security mechanisms. Noncompliance with the GDPR can trigger steep fines of up to the greater of 20 million euros or four percent of annual global revenue.

Jurisdictions outside of the European Union are also considering and/or enacting comprehensive data protection legislation. For example, on July 8, 2019, Brazil enacted the General Data Protection Law, or the LGPD, and on June 5, 2020, Japan passed amendments to its Act on the Protection of Personal Information, or the APPI. Both laws broadly regulate the processing of personal information in a manner comparable to the GDPR, and violators of the LGPD and APPI face substantial penalties. We also continue to see jurisdictions, such as Russia, imposing data localization laws, which under Russian laws require personal information of Russian citizens to be, among other data processing operations, initially collected, stored, and modified in Russia. Similarly, on November 1, 2021, China's Personal Information Protection law came into effect, which places restrictions on the transfer of personal information to third parties within China or overseas. These regulations may deter customers from using services such as ours, and may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant financial burden.

In addition, numerous states in the U.S. are also expanding data protection through legislation. For example, California's Consumer Privacy Act ("CCPA") gives California residents expanded privacy rights and protections and provides for civil penalties for violations and a private right of action for data breaches. Further, California voters approved the ballot initiative known as the California Privacy Rights Act of 2020 ("CPRA"), enforcement of which began on July 1, 2023. The CPRA significantly expands privacy rights for California consumers and creates additional obligations on businesses, which could subject us to additional compliance costs as well as potential fines, individual claims and commercial liabilities. The CPRA also establishes the California Privacy Protection Agency, which has the power to implement and enforce the CCPA and CPRA through administrative actions, including administrative fines. The effects of the CCPA and the CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Other U.S. states have also enacted data privacy laws that began to take effect in 2023 and impose similar privacy obligations to the CCPA and CPRA. We anticipate that more states may enact legislation similar to these laws, by providing consumers with new privacy rights and increasing the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA continues to prompt a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

We have developed and implemented policies and procedures to address applicable data privacy and protection law requirements. However, because the interpretation and application of many privacy and data protection laws, commercial frameworks, and standards are uncertain, it is possible that these laws, frameworks, and standards may be interpreted and applied in a manner that is inconsistent with our existing data protection practices. If so, we and our customers are at risk of enforcement actions taken by data protection authorities or litigation from consumer advocacy groups acting on behalf of data subjects. In addition to the possibility of fines, lawsuits, breach of contract claims, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our solutions, which could materially adversely affect our business, results of operations and financial condition.

Our operations could involve the use of regulated materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive, and may affect our business, results of operations and financial condition.

We are subject to federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to materials, including hazardous and toxic materials. If we were to violate or become liable under environmental, health and safety laws in the future as a result of our inability to obtain permits, human error, accident, equipment failure or other causes, we could be subject to fines, costs or civil or criminal sanctions, face third-party property damage or personal injury claims or be required to incur substantial investigation or remediation costs, any of which could have a material adverse effect on business, results of operations and financial condition.

We also face increasing complexity in our product design as we adjust to new requirements relating to the materials composition, energy efficiency and recyclability of our products, including EU eco-design requirements for servers and data storage products (Commission Regulation (EU) 2019/424). We are also subject to laws and regulations providing consumer warnings, such as California's "Proposition 65" which requires warnings for certain chemicals deemed by the State of California to be dangerous. We expect that our operations will be affected by other new environmental laws and regulations on an ongoing basis that will likely result in additional costs and could require that we change the design and/or manufacturing of products, and could have a material adverse effect on business, results of operations or financial condition.

We are also subject to the Section 1502 of the Dodd Frank Act concerning the supply of certain minerals coming from the conflict zones in and around the Democratic Republic of Congo and adhere to broader industry best practices to source minerals responsibly from all Conflict-Affected and High-Risk Areas (CAHRA). These requirements and best practices can affect the cost and ease of sourcing minerals used in the manufacture of electronics.

If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decrease.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report and attestation from our independent registered public accountant on our internal control over financial reporting. Both our evaluation and the external attestation have and will continue to increase our and our independent public accountant costs and expenses.

In the past, we have had one or more material weaknesses, which we have remediated. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective, which could cause our stock price to decline. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

If we have material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective or if our independent registered public accounting firm is unable to attest that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decrease. We could also become subject to stockholder or other third-party litigation as well as investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources and could result in fines, penalties, trading suspensions or other remedies.

Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

We manufacture and sell our products in several countries outside of the United States, both to direct and OEM customers as well as through our indirect sales channel. Our operations are subject to the U.S. Foreign Corrupt Practices Act (the "FCPA") as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a "foreign government official" with the intent of improperly influencing the official's act or decision, inducing the official to act or refrain from acting in violation of lawful duty or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called "facilitation" payments.

In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control. If we fail to comply with laws and regulations restricting dealings with sanctioned countries or companies and/or persons on restricted lists, we may be subject to civil or criminal penalties. Any future violations could have an adverse impact on our ability to sell our products to United States federal, state and local government and related entities. We have business relationships with companies in China and elsewhere in eastern Europe who have been, or may in the future be, added to the restricted party list. We take steps to minimize business disruption when these situations arise; however, we may be required to terminate or modify such relationships if our activities are prohibited by U.S. laws. Further, our association with these parties could subject us to greater scrutiny or reputational harm among current or prospective customers, partners, suppliers, investors, other parties doing business with us or using our products, or the general public. The United States and other countries continually update their lists of export-controlled items and technologies, and may impose new or more-restrictive export requirements on our products in the future. As a result of regulatory changes, we may be required to obtain licenses or other authorizations to continue supporting existing customers or to supply existing products to new customers in China, eastern Europe and elsewhere. Further escalations in trade restrictions or hostilities, particularly between the United States and China, could impede our ability to sell or support our products. We do not sell products or provide services to the Russian Federal Security Service (the "FSB"). We had last recorded revenue from Russia on February 23, 2022.

In addition, while we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anti-corruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents have in the past engaged and may in the future engage in improper conduct for which we could be held responsible. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business and other consequences that may have a material adverse effect on our business, results of operations and financial condition. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

Any failure to protect our intellectual property rights, trade secrets and technical know-how could impair our brand and our competitiveness.

Our ability to prevent competitors from gaining access to our technology is essential to our success. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Trademark, patent, copyright and trade secret laws in the United States and other jurisdictions as well as our internal confidentiality procedures and contractual provisions are the core of our efforts to protect our proprietary technology and our brand. Our patents and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation, and we may initiate claims or litigation against third parties for infringement of our proprietary rights. Such administrative proceedings and litigation are inherently uncertain and divert resources that could be put towards other business priorities. We may not be able to obtain a favorable outcome and may spend considerable resources in our efforts to defend and protect our intellectual property.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.

Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property and using our technology for their competitive advantage. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

Resolution of claims that we have violated or may violate the intellectual property rights of others could require us to indemnify our customers, indirect sales channel partners or vendors, redesign our products, or pay significant royalties to third parties, and materially harm our business.

Our industry is marked by a large number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. Our primary competitors have substantially greater numbers of issued patents than we have which may position us less favorably in the event of any claims or litigation with them. Other third parties have in the past sent us correspondence regarding their intellectual property or filed claims that our products infringe or violate third parties' intellectual property rights. In addition, increasingly non-operating companies are purchasing patents and bringing claims against technology companies. We have been subject to several such claims and may be subject to such claims in the future.

Successful intellectual property claims against us from others could result in significant financial liability or prevent us from operating our business or portions of our business as we currently conduct it or as we may later conduct it. In addition, resolution of claims may require us to redesign our technology to obtain licenses to use intellectual property belonging to third parties, which we may not be able to obtain on reasonable terms, to cease using the technology covered by those rights, and to indemnify our customers, indirect sales channel partners or vendors. Any claim, regardless of its merits, could be expensive and time consuming to defend against, and divert the attention of our technical and management resources.

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- Establish a classified Board of Directors so that not all members of our Board are generally elected at one time;
- Require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;
- Authorize the issuance of "blank check" preferred stock that our Board could issue to increase the number of outstanding shares and to discourage a takeover attempt;
- Limit the ability of our stockholders to call special meetings of stockholders;
- Prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- Provide that our Board is expressly authorized to adopt, alter or repeal our bylaws; and
- Establish advance notice requirements for nominations for election to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take corporate actions other than those stockholders desire.

Financial Risks

Our research and development expenditures, as a percentage of our net sales, are considerably higher than many of our competitors and our earnings will depend upon maintaining revenues and margins that offset these expenditures.

One of our key strategies is to focus on being consistently first-to-market with flexible and application optimized server and storage systems that take advantage of our own internal development and the latest technologies offered by microprocessor manufacturers and other component vendors. Consistent with this strategy, we believe we spend higher amounts, as a percentage of revenues, on research and development costs than many of our competitors. If we cannot sell our products in sufficient volume and with adequate gross margins to compensate for such investment in research and development, our earnings may be materially and adversely affected.

Our future effective income tax rates could be affected by changes in the relative mix of our operations and income among different geographic regions and by changes in domestic and foreign income tax laws, which could affect our future operating results, financial condition and cash flows.

We receive significant tax benefits from sales to our non-U.S. customers. These benefits are contingent upon existing tax laws and regulations in the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax laws and regulations or a change in how we manage our international operations could adversely affect our ability to continue realizing these tax benefits.

Many countries around the world are beginning to implement legislation and other guidance to align their international tax rules with the Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting recommendations and related action plans that aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer-pricing documentation rules and nexus-based tax incentive practices. As a result, many of these changes, if enacted, could increase our worldwide effective tax rate and harm our operating results, financial condition, and cash flows.

Our effective tax rate could also be adversely affected by changes in tax laws and regulations and interpretations of such laws and regulations, which in turn would negatively impact our earnings and cash and cash equivalent balances we currently maintain. Additionally, our effective tax rate could also be adversely affected if there is a change in international operations, our tax structure and how our operations are managed and structured, and as a result, we could experience harm to our operating results and financial condition.

Backlog does not provide a substantial portion of our net sales in any quarter.

While we had greater than normal backlog during certain periods of fiscal year 2023, historically, our net sales are difficult to forecast because we do not have sufficient backlog of unfilled orders or sufficient recurring revenue to meet our quarterly net sales targets at the beginning of a quarter. Rather, a majority of our net sales in any quarter depend upon customer orders that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future net sales and to a large extent are fixed in the short term, we might be unable to adjust spending in time to compensate for any shortfall in net sales. Accordingly, any significant shortfall of revenues in relation to our expectations would harm our operating results.

Risks Related to Owning Our Stock

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the price at which you purchased the shares.

The trading prices of technology company securities historically have been highly volatile. In addition, the global markets have been volatile, and experienced volatility as a result of matters such as the COVID-19 pandemic, the global economic downturn and recent events in eastern Europe. The trading price of our common stock has been and is likely to continue to be subject to wide fluctuations. Factors, in addition to those outlined elsewhere in this filing, that may affect the trading price of our common stock include:

- Actual or anticipated variations in our operating results, including failure to achieve previously provided guidance;

- Announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;
- Changes in recommendations by any securities analysts that elect to follow our common stock;
- The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- False or misleading press releases or articles regarding our company or our products;
- The loss of a key customer;
- The loss of key personnel;
- Technological advancements rendering our products less valuable;
- Lawsuits filed against us;
- Changes in operating performance and stock market valuations of other companies that sell similar products;
- Price and volume fluctuations in the overall stock market;
- Market conditions in our industry, the industries of our customers and the economy as a whole; and
- Other events or factors, including those resulting from war, incidents of terrorism, political instability, pandemics or responses to these events.

Future sales of shares by existing stockholders, including any shares that have vested or may in the future vest under the 2021 CEO Performance Award, could cause our stock price to decline.

Attempts by existing stockholders to sell substantial amounts of our common stock in the public market could cause the trading price of our common stock to decline significantly. All of our shares are eligible for sale in the public market, including shares held by directors, executive officers and other affiliates, sales of which are subject to volume limitations and other requirements under Rule 144 under the Securities Act. In addition, shares subject to outstanding options and reserved for future issuance under our stock option plans, including those underlying the 2021 CEO Performance Award that have vested or vest in the future, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements. See "Item 11. Executive Compensation – Compensation Discussion and Analysis ("CD&A") – Fiscal Year 2023 CEO Compensation – Discussion and Analysis of 2021 CEO Performance Award." If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

Furthermore, additional tranches of the 2021 CEO Performance Award may vest, subject to the achievement of specified annualized revenue milestones (the "Annualized Revenue Milestones") and a matching stock price milestone, and if such additional tranches do vest, they would be subject to the risks discussed above. In connection therewith, the Company has determined that the Annualized Revenue Milestones that have not yet been achieved are "probable of achievement," for purposes of determining whether to recognize expense associated with the applicable tranche. Such determination is based upon management's subjective judgment and is not a guarantee that it will be achieved. See Note 10, Stock-based Compensation and Stockholders' Equity in the Notes to Consolidated Financial Statements.

The concentration of our capital stock ownership with insiders likely limits your ability to influence corporate matters.

As of July 31, 2023, our executive officers, directors, current five percent or greater stockholders and affiliated entities together beneficially owned 42.3% of our common stock, net of treasury stock. As a result, these stockholders, acting together, have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. In addition, under the terms of the credit agreement with Bank of America, dated April 19, 2018, we cannot pay any dividends, with limited exceptions. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

General Risks

Our products may not be viewed as supporting climate change mitigation in the IT sector.

Our ability to create energy saving products will be a part of climate change mitigation, and we believe one of the keys to our business success. In addition, climate change reporting and product certification are increasingly sought by customers and regulators. If we do not satisfy customer requirements for products that help mitigate climate change, and document how they contribute to such change, it could have a material adverse impact on our business, operating results, and financial conditions.

Our business and operations may be impacted by natural disaster events, including those brought on by climate change.

Land, sea and air routes between economic centers are subject to weather events exacerbated by climate change and can disrupt commercial activity. Our most significant business offices, research and development, and manufacturing locations, are in the San Jose, California area and in Taiwan. We are also in the process of developing manufacturing operations in Malaysia. Each region is subject to climate change events and known for earthquakes. While we have adopted a business continuity plan and are taking steps to further diversify our manufacturing locations, there is no certainty it will be effective for significant natural disasters, which could have a material adverse impact on business, operating results, and financial condition.

The use of AI by our workforce may present risks to our business.

Our workforce may use AI tools on an unauthorized basis which poses additional risks relating to the protection of data, including the potential exposure of our proprietary confidential information to unauthorized recipients and the misuse of our or third-party intellectual property. Use of AI technology by our workforce may result in allegations or claims against us related to violation of third-party intellectual property rights, unauthorized access to or use of proprietary information and failure to comply with open source software requirements. AI technology may also produce inaccurate responses that could lead to errors in our decision-making, solution development or other business activities, which could have a negative impact on our business, operating results and financial condition. Our ability to mitigate these risks will depend on our continued effective training, monitoring and enforcement of appropriate policies and procedures governing the use of AI technology, and compliance by our workforce.

Expectations relating to environmental, social and governance considerations expose us to potential liabilities, reputational harm and other unforeseen adverse effects on our business.

Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on environmental, social and governance considerations relating to businesses, including climate change and greenhouse gas emissions, human capital and diversity, equity and inclusion. We make statements about our environmental, social and governance goals and initiatives through information provided on our website, press statements and other communications Responding to these environmental, social and governance considerations and implementation of these goals and initiatives involves risks and uncertainties and requires ongoing investments. The success of our goals and initiatives may be impacted by factors that are outside our control. In addition, some stakeholders may disagree with our goals and initiatives and the focus and views of stakeholders may change and evolve over time and vary depending on the jurisdictions in which we operate. Any failure, or perceived failure, by us to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state or international environmental, social and governance laws and regulations, or meet evolving and varied stakeholder expectations and views could materially adversely affect our business, reputation, results of operations, financial position and stock price.

Item 1B.   **Unresolved Staff Comments**

None.

Item 2.   **Properties**

As of June 30, 2023, we owned approximately 2,273,000 square feet and leased approximately 720,000 square feet of office and manufacturing space. Our long-lived assets located outside of the United States represented 36.8%, 36.8% and 34.4% of total value of long-lived assets in fiscal years 2023, 2022 and 2021, respectively. See Part II, Item 8, Note 14, "Segment Reporting" to the consolidated financial statements in this Annual Report for a summary of long-lived assets by geographic region.

Our principal executive offices, research and development center and production operations are located in San Jose, California where we own approximately 1,307,000 square feet of office and manufacturing space. We lease approximately 5,000 square feet of office space in Jersey City, New Jersey under a lease that expires in July 2025, lease approximately 46,000 square feet of office space in San Jose, California under a lease that expires in January 2028, lease approximately 246,000 square feet of warehouse space in Fremont, California under a lease that expires in July 2025, lease approximately 28,000 square feet of warehouse space in Milpitas, California under a lease that expires in March 2027. Subsequent to June 30, 2023, we entered into a five year lease for an additional approximate 124,000 square feet of warehouse space in San Jose, California. Our European headquarters for manufacturing and service operations is located in Den Bosch, the Netherlands where we own approximately 12,000 square feet of office and we lease approximately 203,000 square feet of office and manufacturing space under five leases, which expire in June 2026. In Asia, our manufacturing facilities are located in Taoyuan County, Taiwan where we own approximately 954,000 square feet of office and manufacturing space on 6.77 acres of land. These manufacturing facilities are pledged as security under the existing term loans with $38.2 million remaining outstanding as of June 30, 2023. Our research and development center, service operations, and warehouse space in Asia are located in an approximately 118,000 square feet facility in Taipei and Hsinchu, Taiwan under fourteen leases that expire at various dates ranging from January 2024 through February 2026 and an approximately 42,000 square feet facility in Taoyuan, Taiwan under three leases that expire in December 2023.

Additionally, we own 36 acres of land in San Jose, California that would allow us to expand our Green Computing Park. We completed the construction of our third new manufacturing and warehouse building with approximately 209,000 square feet of space in June 2021. In fiscal year 2023, we continued to engage several contractors for the development and construction of improvements on the property. We financed this development through our operating cash flows and borrowings from banks. See Part II, Item 8, Note 7, "Short-term and Long-term Debt" to the consolidated financial statements in this Annual Report for a discussion of our company's debt.

During the second quarter of fiscal year 2023, we entered into a letter of understanding to acquire land in Malaysia to be used to expand our manufacturing operations. A definitive agreement to acquire such land, subject to various conditions, was subsequently executed in January 2023. We are obtaining early access to such land prior to acquisition.

We believe that our existing properties, including both owned and leased, are in good condition and are suitable for the conduct of our business.

Item 3.   **Legal Proceedings**

The information required by this item is incorporated herein by reference to the information set forth under the caption "Litigation and Claims" in Part II, Item 8, Note 12 "Commitments and Contingencies" of our notes to the consolidated financial statements included in this Annual Report.

Due to the inherent uncertainties of legal proceedings, we cannot predict the outcome of these proceedings at this time, and we can give no assurance that they will not have a material adverse effect on our financial position or results of operations

Item 4.   **Mine Safety Disclosures**

Not applicable.

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

We became a public company in March 2007, prior to which there was no public market for our common stock. On January 14, 2020, our common stock was relisted on the NASDAQ Global Select Market under the symbol "SMCI".

Holders

As of July 31, 2023, there were 20 registered stockholders of record of our common stock. Because most of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these holders of record.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Under the terms of the credit agreement with Bank of America, as amended, we may not pay any dividends.

Equity Compensation Plan

Please see Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report for disclosure relating to our equity compensation plans.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Super Micro Computer, Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares our cumulative five-year total stockholder return on our common stock with the cumulative return of the Nasdaq Computer Index and Nasdaq Composite Index. The graph reflects an investment of $100 (with reinvestment of all dividends, if any) in our common stock, the Nasdaq Computer Index and the Nasdaq Composite Index on June 30, 2018, and our relative performance tracked through June 30, 2023. The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.



Comparison of 5 Year Cumulative Total Return
Among Super Micro Computer, Inc., Nasdaq Composite Index and
Nasdaq Computer Index

	6/30/2018	6/30/2019	6/30/2020	6/30/2021	6/30/2022	6/30/2023
Super Micro Computer, Inc.	100.00	81.82	120.04	148.75	170.61	1,053.91
Nasdaq Composite Index	100.00	106.60	133.93	193.12	146.85	183.59
Nasdaq Computer Index	100.00	108.22	155.03	233.08	190.10	260.87

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

During the three months ended June 30, 2023, we did not repurchase any shares of our common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs [1]
Month 1 (April 1, 2023 to April 30, 2023)	—	$ —	—	$50.0 Million
Month 2 (May 1, 2023 to May 31, 2023)	—	$ —	—	$50.0 Million
Month 3 (June 1, 2023 to June 30, 2023)	—	$ —	—	$50.0 Million
Total	—	$ —	—	

[1] On August 3, 2022, after the expiration of a prior share repurchase program on July 31, 2022, a duly authorized subcommittee of our Board approved a new share repurchase program to repurchase shares of our common stock for up to $200 million at prevailing prices in the open market. The share repurchase program is effective until January 31, 2024 or until the maximum amount of common stock is repurchased, whichever occurs first. As of June 30, 2023, $50 million remained available under the program.

Item 6.   **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report, particularly under the heading "Risk Factors."

Overview

We are a Silicon Valley-based provider of accelerated compute platforms that are application-optimized high performance and high-efficiency server and storage systems for a variety of markets, including enterprise data centers, cloud computing, AI, 5G and edge computing. Our Total IT Solutions include complete servers, storage systems, modular blade servers, blades, workstations, full rack-scale solutions, networking devices, server sub-systems, server management and security software. We also provide global support and services to help our customers install, upgrade and maintain their computing infrastructure.

We commenced operations in 1993 and have been profitable every year since inception. For fiscal years 2023, 2022 and 2021, our net income was $640.0 million, $285.2 million and $111.9 million, respectively. In order to increase our sales and profits, we believe that we must continue to develop flexible and application optimized server and storage solutions and be among the first to market with new features and products. We must also continue to expand our software and customer service and support offerings, particularly as we increasingly focus on larger enterprise customers. Additionally, we must focus on development of our sales partners and distribution channels to further expand our market share. We measure our financial success based on various indicators, including growth in net sales, gross profit margin and operating margin. Among the key non-financial indicators of our success is our ability to rapidly introduce new products and deliver the latest application-optimized server and storage solutions. In this regard, we work closely with microprocessor and other key component vendors to take advantage of new technologies as they are introduced. Historically, our ability to introduce new products rapidly has allowed us to benefit from technology transitions such as the introduction of new microprocessors and storage technologies, and as a result, we monitor the product introduction cycles of Intel Corporation, NVIDIA Corporation, Advanced Micro Devices, Inc., Samsung Electronics Company Limited, Micron Technology, Inc. and others closely and carefully. This also impacts our research and development expenditures as we continue to invest more in our current and future product development efforts.

COVID-19 Pandemic Impact

Our business and financial outlook have experienced, and may continue to face, challenges due to adverse macroeconomic conditions and uncertainties. These factors encompass labor shortages, disruptions in the supply chain, inflation, higher interest rates, and fluctuations in capital markets. The global business landscape encountered widespread disruption as a consequence of the COVID-19 pandemic, which commenced in early 2020. The extent of its direct or indirect impact on general market conditions, as well as our business, results of operations, cash flows, and financial condition, is contingent upon uncertain future developments, including the emergence of new variants.

We remain committed to continuously assessing the nature and extent of the impact of general macroeconomic conditions and the ongoing COVID-19 pandemic on our business. For a more comprehensive discussion, please refer to the "Risk Factors" included in Part I, Item 1A of this Annual Report on Form 10-K.

Financial Highlights

The following is a summary of financial highlights of fiscal years 2023 and 2022:

• Net sales increased by 37.1% in fiscal year 2023 as compared to fiscal year 2022.

• Gross margin increased to 18.0% in fiscal year 2023 from 15.4% in fiscal year 2022, primarily due to product and customer mix and decreased logistic costs.

• Operating expenses increased by 12.3% in fiscal year 2023 as compared to fiscal year 2022, primarily due to the increase in personnel expenses as a result of salary increases, equity grants and a higher headcount.

- Net income increased to $640.0 million in fiscal year 2023 as compared to $285.2 million in fiscal year 2022, which was primarily due to the higher net sales and lower operating expenses as a percentage of revenues in fiscal year 2023 as compared to fiscal year 2022.

- Our cash and cash equivalents were $440.5 million and $267.4 million at the end of fiscal years 2023 and 2022, respectively. In fiscal year 2023, we generated net cash of $172.4 million, comprised of $663.6 million provided by operating activities primarily due to increased net income, $448.3 million used in financing activities primarily due to repayment of debt and stock repurchase, and $39.5 million cash used in investing activities primarily due to $36.8 million in purchases of property and equipment.

Critical Accounting Policies and Estimates

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses. We evaluate our estimates on an on-going basis based on a) historical experience, b) assumptions we believe to be reasonable under the circumstances and are not readily apparent from other sources, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Because these estimates can vary depending on the situation, actual results may differ from the estimates. Making estimates and judgments about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and statement of cash flows. These estimates and judgements have not fluctuated significantly for the fiscal year ended June 30, 2023 compared to prior fiscal years.

A summary of significant accounting policies is included in Part II, Item 8, Note 1, "Organization and Summary of Significant Accounting Policies" in our notes to the consolidated financial statements in this Annual Report. Management believes the following are the most critical accounting policies and reflect the significant estimates and assumptions used in the preparation of the consolidated financial statements.

Revenue Recognition

The most critical accounting policy estimate and judgments required in applying ASC 606, Revenue Recognition of Contracts from Customers, and our revenue recognition policy relate to the determination of the transaction price, distinct performance obligations and the evaluation of the standalone selling price (the "SSP") for each performance obligation.

We generate revenues from the sale of server and storage systems, subsystems, accessories, services, server software management solutions, and support services. Many of our customer contracts include multiple performance obligations. Judgment is required in determining whether each performance obligation within a customer contract is distinct. This assessment involves subjective determinations and requires management to make judgments about the individual promised goods or services and whether such goods or services are separable from the other aspects of the contractual relationship.

As part of determining the transaction price in contracts with customers, we may be required to estimate variable consideration when determining the amount of revenue to recognize. We estimate reserves for future sales returns based on a review of our history of actual returns. Based upon historical experience, a refund liability is recorded at the time of sale for estimated product returns and an asset is recognized for the amount expected to be recorded in inventory upon product return, less the expected recovery costs. We also estimate the costs of customer and distributor programs and incentive offerings such as price protection, customer rebates, as well as the estimated costs of cooperative marketing arrangements where the fair value of the benefit derived from the costs cannot be reasonably estimated. Any provision is recorded as a reduction of revenue at the time of sale based on an evaluation of the contract terms and historical experience.

We allocate the transaction price for each customer contract to each performance obligation based on the relative SSP for each performance obligation within each contract. We recognize the amount of transaction price allocated to each performance obligation within a customer contract as revenue at the time the respective performance obligation is satisfied by transferring control of the promised good or service to a customer. Determining the relative SSP for contracts that contain multiple performance obligations requires significant judgement. We determine standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, we apply judgment to estimate the SSP. For substantially all performance obligations, we are able to establish the SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. We typically establish an SSP range for our products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for our products and services can evolve over time due to changes in our pricing practices, internally approved pricing guidelines with respect to geographies, customer type, internal costs, and gross margin objectives for the related performance obligations which can also be influenced by intense competition, changes in demand for our products and services, economic and other factors.

Inventories

Inventories are stated at lower of cost, using weighted average cost method, or net realizable value. Net realizable value is the estimated selling price of our products in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventories consist of purchased parts and raw materials (principally electronic components), work in process (principally products being assembled) and finished goods. We evaluate inventory on a quarterly basis for lower of cost or net realizable value and excess and obsolescence and, as necessary, write down the valuation of inventories based upon our inventory aging, forecasted usage and sales, anticipated selling price, product obsolescence and other factors. Once inventory is written down, its new value is maintained until it is sold or scrapped.

We receive various rebate incentives from certain suppliers based on our contractual arrangements, including volume-based rebates. The rebates earned are recognized as a reduction of cost of inventories and reduce the cost of sales in the period when the related inventory is sold. We determine the volume-based rebates to be recognized in the cost of sales on a first-in, first-out basis.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of income become deductible expenses under applicable income tax laws, or when loss or credit carryforwards are utilized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We continue to assess the need for a valuation allowance on the deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the valuation allowance on deferred tax assets would be recorded in the consolidated statements of income for the period that the adjustment is determined to be required.

We recognize tax liabilities for uncertain income tax positions on the income tax return based on the two-step process. The first step is to determine whether it is more likely than not that each income tax position would be sustained upon audit. The second step is to estimate and measure the tax benefit as the amount that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. Estimating these amounts requires us to determine the probability of various possible outcomes. We evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on the consideration of several factors, including changes in facts or circumstances, changes in applicable tax law, settlement of issues under audit and new exposures. If we later determine that our exposure is lower or that the liability is not sufficient to cover our revised expectations, we adjust the liability and reflect a related charge in our tax provision during the period in which we make such a determination.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based awards made to employees and non-employees, including stock options, restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs"). We recognize the grant date fair value of all share-based awards over the requisite service period and account for forfeitures as they occur. Stock option and RSU awards are recognized to expense on a straight-line basis over the requisite service period. PRSU awards are recognized to expense using an accelerated method only when it is probable that a performance condition is met during the vesting period. If it is not probable, no expense is recognized and the previously recognized expense is reversed. We base initial accrual of compensation expense on the estimated number of PRSUs that are expected to vest over the requisite service period. That estimate is revised if subsequent information indicates that the actual number of PRSUs is likely to differ from previous estimates. The cumulative effect on current and prior periods of a change in the estimated number of PRSUs expected to vest is recognized in stock-based compensation expense in the period of the change. Previously recognized compensation expense is not reversed if vested stock options, RSUs or PRSUs for which the requisite service has been rendered and the performance condition has been met expire unexercised or are not settled.

The fair value of RSUs and PRSUs is based on the closing market price of our common stock on the date of grant. We estimate the fair value of stock options granted using a Black-Scholes option pricing model. This model requires us to make estimates and assumptions with respect to the expected term of the option and the expected volatility of the price of our common stock. The expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on our historical experience. The expected volatility is based on the historical volatility of our common stock. The assumptions used to determine the fair value of the option awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

Results of Operations

The following table presents certain items of our consolidated statements of operations expressed as a percentage of revenue.

	Years Ended June 30,		
	2023	**2022**	**2021**
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	82.0 %	84.6 %	85.0 %
Gross profit	18.0 %	15.4 %	15.0 %
Operating expenses:			
Research and development	4.3 %	5.2 %	6.3 %
Sales and marketing	1.6 %	1.7 %	2.4 %
General and administrative	1.4 %	2.0 %	2.8 %
Total operating expenses	7.3 %	8.9 %	11.5 %
Income from operations	10.7 %	6.5 %	3.5 %
Other income (expense), net	0.1 %	0.2 %	(0.1)%
Interest expense	(0.1)%	(0.1)%	(0.1)%
Income before income tax provision	10.7 %	6.6 %	3.3 %
Income tax provision	(1.6)%	(1.0)%	(0.2)%
Share of (loss) income from equity investee, net of taxes	(0.1)%	— %	— %
Net income	9.0 %	5.6 %	3.1 %

Net Sales

Net sales consist of sales of our server and storage solutions, including systems and related services and subsystems and accessories. The main factors that impact net sales of our server and storage systems are the number of compute nodes sold and the average selling prices per node. The main factors that impact net sales of our subsystems and accessories are units shipped and the average selling price per unit. The prices for our server and storage systems range widely depending upon the configuration, including the number of compute nodes in a server system as well as the level of integration of key components such as SSDs and memory. The prices for our subsystems and accessories can also vary widely based on whether a customer is purchasing power supplies, server boards, chassis or other accessories.

A compute node is an independent hardware configuration within a server system capable of having its own CPU, memory and storage and that is capable of running its own instance of a non-virtualized operating system. The number of compute nodes sold, which can vary by product, is an important metric we use to track our business. Measuring volume using compute nodes enables more consistent measurement across different server form factors and across different vendors. As with most electronics-based product life cycles, average selling prices typically are highest at the time of introduction of new products that utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by next generation products. Additionally, in order to remain competitive throughout all industry cycles, we actively change our selling price per unit in response to changes in costs for key components such as CPU/GPU, memory and storage.

The following table presents net sales by product type for fiscal years 2023, 2022 and 2021 (dollars in millions):

	Years Ended June 30,			2023 over 2022 Change		2022 over 2021 Change	
	2023	**2022**	**2021**	**$**	**%**	**$**	**%**
Server and storage systems	$6,569.8	$4,463.8	$2,790.3	$ 2,106.0	47.2 %	$ 1,673.5	60.0 %
Percentage of total net sales	92.2 %	85.9 %	78.4 %				
Subsystems and accessories	553.7	732.3	767.1	(178.6)	(24.4)%	(34.8)	(4.5)%
Percentage of total net sales	7.8 %	14.1 %	21.6 %				
Total net sales	$7,123.5	$5,196.1	$3,557.4	$ 1,927.4	37.1 %	$ 1,638.7	46.1 %

Fiscal Year 2023 Compared with Fiscal Year 2022

During fiscal year 2023 we experienced increased revenue from server and storage systems, particularly from our large enterprise and datacenter customers. The year-over-year increase in net sales of server and storage systems was primarily due to the strong demands from such customers for GPU, high performance computing ("HPC"), and rack-scale solutions which are generally more complex and of higher value, resulting in an increase of average selling prices. The year-over-year decrease in net sales of subsystems and accessories was primarily due to our emphasis on selling full systems and servers. Our services and software revenue, included in server and storage systems revenue, increased by $28.0 million year-over-year.

Fiscal Year 2022 Compared with Fiscal Year 2021

During fiscal year 2022 we experienced increased revenue from server and storage systems, particularly from our large enterprise and datacenter customers. The year-over-year increase in net sales of server and storage systems was primarily due to an increase of average selling prices per compute node by approximately 32% as well as an increase of approximately 23% in the number of units of compute nodes sold. The year-over-year decrease in net sales of subsystems and accessories was primarily due to our emphasis on selling full systems and servers. Our services and software revenue, included in server and storage systems revenue, increased by $2.5 million year-over-year.

The following table presents percentages of net sales by geographic region for fiscal years 2023, 2022 and 2021 (dollars in millions):

	Years Ended June 30,			2023 over 2022 Change		2022 over 2021 Change	
	2023	**2022**	**2021**	**$**	**%**	**$**	**%**
United States	$ 4,834.1	$ 3,035.5	$ 2,107.9	$ 1,798.6	59.3 %	$ 927.6	44.0 %
Percentage of total net sales	67.9 %	58.4 %	59.3 %				
Asia	1,050.8	1,139.9	699.7	(89.1)	(7.8)%	440.2	62.9 %
Percentage of total net sales	14.7 %	21.9 %	19.7 %				
Europe	1,003.1	825.2	614.8	177.9	21.6 %	210.4	34.2 %
Percentage of total net sales	14.1 %	15.9 %	17.3 %				
Others	235.5	195.5	135.0	40.0	20.5 %	60.5	44.8 %
Percentage of total net sales	3.3 %	3.7 %	3.7 %				
Total net sales	$ 7,123.5	$ 5,196.1	$ 3,557.4	$ 1,927.4	37.1 %	$ 1,638.7	46.1 %

Fiscal Year 2023 Compared with Fiscal Year 2022

The year-over-year increase in overall net sales is the result of increased selling prices and units shipped of product sold especially to large enterprise and datacenter customers. The United States experienced the highest percentage growth among all regions. This is due to increased demand from datacenter customers in the United States for GPU, high performance computing ("HPC"), and rack-scale solutions. The year-over-year decrease in Asia is mainly due to economic slowdown in China and Japan during fiscal year 2023 which heavily reduced the sales activities in that region.

Fiscal Year 2022 Compared with Fiscal Year 2021

The year-over-year increase in overall net sales is the result of increased selling prices and quantities of product shipments. Asia experienced the highest percentage growth among all regions. China, Japan and Korea exceeded the overall regional average of growth, which was the primary driver of the increases in net sales in Asia. Russia experienced a year over year decrease due to the conflict in that region, which decrease had an immaterial impact on our overall performance.

Cost of Sales and Gross Margin

Cost of sales primarily consists of the costs to manufacture our products, including the costs of materials, contract manufacturing, shipping, personnel expenses, including salaries, benefits, stock-based compensation and incentive bonuses, equipment and facility expenses, warranty costs and inventory excess and obsolescence provisions. The primary factors that impact our cost of sales are the mix of products sold and cost of materials, which include purchased parts and material costs, shipping costs, salary and benefits and overhead costs related to production as well as economies of scale gained from higher production volume in our facilities. Cost of sales as a percentage of net sales may increase or decrease over time if the changes in average selling prices are not matched by corresponding changes in our costs. Our cost of sales as a percentage of net sales is also impacted by the extent to which we are able to efficiently utilize our expanding manufacturing capacity. Because we generally do not have long-term fixed supply agreements, our cost of sales is subject to frequent change based on the availability of materials and other market conditions.

We use several suppliers and contract manufacturers to design and manufacture subsystems in accordance with our specifications, with most final assembly and testing performed at our manufacturing facilities in the same region where our products are sold. We work with Ablecom, one of our key contract manufacturers and also a related party, to optimize modular designs for our chassis and certain other components. We also outsource to Compuware, also a related party, a portion of our design activities and a significant part of the manufacturing of components, particularly power supplies. Our purchases of products from Ablecom and Compuware combined represented 6.6%, 8.3% and 7.8% of our cost of sales for fiscal years 2023, 2022 and 2021, respectively. For further details on our dealings with related parties, see Part II, Item 8, Note 9, "Related Party Transactions."

Cost of sales and gross margin for fiscal years 2023, 2022 and 2021, are as follows (dollars in millions):

	Years Ended June 30,			2023 over 2022 Change		2022 over 2021 Change	
	2023	**2022**	**2021**	**$**	**%**	**$**	**%**
Cost of sales	$5,840.5	$4,396.1	$3,022.9	$ 1,444.4	32.9 %	$ 1,373.2	45.4 %
Gross profit	1,283.0	800.0	534.5	483.0	60.4 %	265.5	49.7 %
Gross margin	18.0 %	15.4 %	15.0 %		2.6 %		0.4 %

Fiscal Year 2023 Compared with Fiscal Year 2022

The year-over-year increase in cost of sales was primarily attributed to an increase of $1,379.6 million in costs of materials and contract manufacturing expenses primarily related to the increased shipments of our products and solutions, a $59.2 million increase in overhead costs which includes labor costs attributed to increase of operation activities, a $36.6 million increase in inventory reserves, and a $13.6 million increase in other cost of sales partially offset by a $44.6 million decrease in freight charges due to a reduced need to expedite shipments due to disruptions in the supply chain caused by the COVID-19 pandemic.

The year-over-year increase in the gross margin percentage was primarily due to favorable product and customer mix and lower other cost of goods sold as a percentage of sales, based on higher volumes.

Fiscal Year 2022 Compared with Fiscal Year 2021

The year-over-year increase in cost of sales was primarily attributed to an increase of $1,262.6 million in costs of materials and contract manufacturing expenses primarily related to the increase in net sales volume, a $54.9 million increase in freight charges, a $23.6 million increase in overhead costs, a $18.9 million increase due to lower cost recovery of cost paid in prior periods, a $8.3 million increase in excess and obsolete inventory charges and a $4.9 million increase in other cost of sales.

The year-over-year increase in the gross margin percentage was primarily due to sales prices increases, product and customer mix and higher capitalization of manufacturing overhead due to higher inventory levels, offset by higher costs from freight, overhead, other cost of sales, excess and obsolete inventory charges, and lower recovery of costs from prior periods. Since the start of the COVID-19 pandemic, we have experienced an increase in costs of sales, logistics costs as well as direct labor costs as we incentivized our employees. This increase in costs negatively impacts our gross margin, and we expect these higher costs to continue for the duration of the COVID-19 pandemic.

Operating Expenses

Research and development expenses consist of personnel expenses, including salaries, benefits, stock-based compensation and incentive bonuses, and related expenses for our research and development personnel, as well as product development costs such as materials and supplies, consulting services, third-party testing services and equipment and facility expenses related to our research and development activities. All research and development costs are expensed as incurred. We occasionally receive non-recurring engineering ("NRE") funding from certain suppliers and customers for joint development. Under these arrangements, we are reimbursed for certain research and development costs that we incur as part of the joint development efforts with our suppliers and customers. These amounts offset a portion of the related research and development expenses and have the effect of reducing our reported research and development expenses.

Sales and marketing expenses consist primarily of personnel expenses, including salaries, benefits, stock-based compensation and incentive bonuses, and related expenses for our sales and marketing personnel, cost for tradeshows, independent sales representative fees and marketing programs. From time to time, we receive marketing development funding from certain suppliers. Under these arrangements, we are reimbursed for certain marketing costs that we incur as part of the joint promotion of our products and those of our suppliers. These amounts offset a portion of the related expenses and have the effect of reducing our reported sales and marketing expenses. The timing, magnitude and estimated usage of these programs can result in significant variations in reported sales and marketing expenses from period to period. Spending on cooperative marketing, reimbursed by our suppliers, typically increases in connection with new product releases by our suppliers.

General and administrative expenses consist primarily of general corporate costs, including personnel expenses such as salaries, benefits, stock-based compensation and incentive bonuses, and related expenses for our general and administrative personnel, financial reporting, information technology, corporate governance and compliance, outside legal, audit, tax fees, insurance and bad debt reserves on accounts receivable.

Operating expenses for fiscal years 2023, 2022 and 2021 are as follows (dollars in millions):

	Years Ended June 30,			2023 over 2022 Change		2022 over 2021 Change	
	2023	2022	2021	$	%	$	%
Research and development	$ 307.3	$ 272.3	$ 224.4	$ 35.0	12.9 %	$ 47.9	21.3 %
Percentage of total net sales	4.3 %	5.2 %	6.3 %				
Sales and marketing	115.0	90.1	85.7	24.9	27.6 %	4.4	5.1 %
Percentage of total net sales	1.6 %	1.7 %	2.4 %				
General and administrative	99.6	102.4	100.5	(2.8)	(2.7)%	1.9	1.9 %
Percentage of total net sales	1.4 %	2.0 %	2.8 %				
Total operating expenses	$ 521.9	$ 464.8	$ 410.6	57.1	12.3 %	54.2	13.2 %

Fiscal Year 2023 Compared with Fiscal Year 2022

The year-over-year increase in research and development expenses was primarily driven by a $43.5 million increase in compensation expenses due to salary increases, higher headcount and the cost of equity awards as we expanded our workforce and invested in key talent, and a $2.6 million increase in product development costs to support the development of next generation products and technologies, offset by a $11.1 million increase in research and development credits received from certain suppliers and customers.

The year-over-year increase in sales and marketing expenses was primarily driven by a $23.8 million increase in compensation expenses due to salary increases, higher headcount and the cost of equity awards and a $4.6 million increase in travel and trade show expenses to drive new sales opportunities for our products and customer support, offset by a $3.5 million increase in marketing development funds received.

The year-over-year decrease in general and administrative expenses was primarily due to a $5.2 million decrease in professional fees and other, a $2.0 million decrease in litigation settlement expenses relating to a derivative lawsuit, partially offset by an increase of $4.4 million in compensation expenses associated with the cost of equity awards.

Fiscal Year 2022 Compared with Fiscal Year 2021

The year-over-year increase in research and development expenses was primarily due to a $40.8 million increase in personnel expenses due to salary increases and a higher headcount, $3.7 million lower research and development credits from certain suppliers and customers towards our development efforts and a $3.4 million increase in product development costs.

The year-over-year increase in sales and marketing expenses was primarily due to a $9.6 million increase in personnel expenses due to salary increases and a higher headcount, offset by a $5.7 million increase in marketing development funds received and a $0.5 million increase in advertising and other expenses.

The year-over-year increase in general and administrative expenses was primarily due to a $4.1 million increase in legal and litigation settlement expenses and $6.6 million increase in personnel and other expenses due to salary increases and a higher headcount offset by decrease of $1.5 million in professional fees driven by lower expenses incurred to remediate the causes that led to the delay in filing our periodic reports with the SEC and the associated restatement of our previously issued financial statements and a $7.3 million decrease in expense from special performance awards.

Interest and Other Income (Expense), Net

Other income (expense), net consists primarily of interest earned on our investment and cash balances and foreign exchange gains and losses.

Interest expense represents interest expense on our term loans and lines of credit.

Interest and other income (expense), net for fiscal years 2023, 2022 and 2021 are as follows (dollars in millions):

| | Years Ended June 30, | | | 2023 over 2022 Change | | 2022 over 2021 Change | |
	2023	2022	2021	$	%	$	%
Other income (expense), net	$ 3.6	$ 8.1	$ (2.8)	$ (4.5)	(55.6)%	$ 10.9	(389.3)%
Interest expense	(10.5)	(6.4)	(2.5)	(4.1)	64.1 %	(3.9)	156.0 %
Interest and other income (expense), net	$ (6.9)	$ 1.7	$ (5.3)	$ (8.6)	(505.9)%	$ 7.0	(132.1)%

Fiscal Year 2023 Compared with Fiscal Year 2022

The change of $8.6 million in interest and other income (expense), net was primarily attributable to a $4.5 million decrease in foreign exchange gain due to unfavorable currency fluctuations primarily related to our borrowing facilities in Taiwan and a $4.1 million increase in interest expense due to increase in interest rates on our outstanding loan balances.

Fiscal Year 2022 Compared with Fiscal Year 2021

The change of $7.0 million in interest and other income (expense), net was primarily attributable to a $10.9 million increase in foreign exchange gain due to favorable currency fluctuations primarily related to our borrowing facilities in Taiwan offset by a $3.9 million increase in interest expense due to increase in loan balances and interest rates.

Provision for Income Taxes

Our income tax provision is based on our taxable income generated in the jurisdictions in which we operate, which primarily include the United States, Taiwan, and the Netherlands. Our effective tax rate differs from the statutory rate primarily due to research and development tax credits, certain non-deductible expenses, tax benefits from foreign derived intangible income and stock-based compensation. A reconciliation of the federal statutory income tax rate to our effective tax rate is set forth in Part II, Item 8, Note 11, "Income Taxes" to the consolidated financial statements in this Annual Report.

Provision for income taxes and effective tax rates for fiscal years 2023, 2022 and 2021 are as follows (dollars in millions):

| | Years Ended June 30, | | | 2023 over 2022 Change | | 2022 over 2021 Change | |
	2023	2022	2021	$	%	$	%
Income tax provision	$ 110.7	$ 52.9	$ 6.9	$ 57.8	109.3 %	$ 46.0	666.7 %
Percentage of total net sales	1.6 %	1.0 %	0.2 %				
Effective tax rate	14.7 %	15.7 %	5.8 %				

Fiscal Year 2023 Compared with Fiscal Year 2022

The year-over-year decrease in the effective tax rate is attributable to higher tax deductions from disqualified disposition of stock-based compensation, an increase in the R&D tax credit, and an increase in foreign-derived income. As a result of these favorable elements which were partially offset by certain unfavorable items including an increase in state taxes, the total effective tax rate decreased by 1%, declining from 15.7% in the fiscal year ended June 30, 2022, to 14.7% in the fiscal year ended June 30, 2023.

Fiscal Year 2022 Compared with Fiscal Year 2021

The year-over-year increase in the effective tax rate was primarily due to a significant increase in revenue and income before tax. Total effective tax rate increased by 9.5% from 5.8% for the fiscal year ended June 30, 2021 to 15.7% for the fiscal year ended June 30, 2022. This increase was driven by a 15.4% increase in the overall effective tax rate. R&D credit reduced the effective tax rate by 3.5% and foreign derived income reduced the effective tax rate by 1.4%.

Share of Income (Loss) from Equity Investee, Net of Taxes

Share of income from equity investee, net of taxes represents our share of income (loss) from the Corporate Venture in which we have a 30% ownership.

Share of income (loss) from equity investee, net of taxes for fiscal years 2023, 2022 and 2021 are as follows (dollars in millions):

| | Years Ended June 30, | | | 2023 over 2022 Change | | 2022 over 2021 Change | |
	2023	2022	2021	$	%	$	%
Share of income (loss) from equity investee, net of taxes	$ (3.6)	$ 1.2	$ 0.2	$ (4.8)	(400.0)%	$ 1.0	(500.0)%
Percentage of total net sales	— %	— %	— %				

Fiscal Year 2023 Compared with Fiscal Year 2022

The period-over-period decrease of $4.8 million in share of income from equity investee, net of taxes was primarily due to lower net income recognized by the Corporate Venture.

Fiscal Year 2022 Compared with Fiscal Year 2021

The period-over-period increase of $1.0 million in share of income from equity investee, net of taxes was primarily due to more net income recognized by the Corporate Venture.

Liquidity and Capital Resources

We have financed our growth primarily with funds generated from operations, in addition to utilizing borrowing facilities, particularly in relation to an increase in the need for working capital due to longer supply chain manufacturing and delivery times as well as the financing of real property acquisitions and funds received from the exercise of employee stock options. Our cash and cash equivalents were $440.5 million and $267.4 million as of June 30, 2023 and 2022, respectively. Our cash in foreign locations was $192.3 million and $169.5 million as of June 30, 2023 and 2022, respectively.

Amounts held outside of the U.S. are generally utilized to support non-U.S. liquidity needs. Repatriations generally will not be taxable from a U.S. federal tax perspective but may be subject to state income or foreign withholding tax. Where local restrictions prevent an efficient intercompany transfer of funds, our intent is to keep cash balances outside of the U.S. and to meet liquidity needs through operating cash flows, external borrowings, or both. We do not expect restrictions or potential taxes incurred on repatriation of amounts held outside of the U.S. to have a material effect on our overall liquidity, financial condition or results of operations.

We believe that our current cash, cash equivalents, borrowing capacity available from our credit facilities and internally generated cash flows will be sufficient to support our operating businesses and maturing debt and interest payments for the 12 months following the issuance of these consolidated financial statements. On June 17, 2023, the Company through the Taiwan subsidiary, entered into a Notification and Confirmation pursuant to which the Taiwan subsidiary and E.SUN Bank agreed to drawdowns of up to US$30 million for an import o/a financing loan with a tenor of 120 days (the "2023 Import O/A Loan"). We continue to evaluate financing options that may be required to support the growth of our business, if it occurs more rapidly than anticipated.

On January 29, 2021, a duly authorized subcommittee of the Board of Directors approved the Prior Repurchase Program, which permitted us to repurchase up to an aggregate of $200.0 million of our common stock at market prices. The program was effective until the earlier of July 31, 2022 or the date when the maximum amount of common stock is repurchased. We had $150.0 million of remaining availability under the Prior Repurchase Program as of June 30, 2022, and such program subsequently expired on July 31, 2022.

On August 3, 2022, after the expiration of the Prior Share Repurchase Program on July 31, 2022, a duly authorized subcommittee of our Board approved a new share repurchase program to repurchase shares of our common stock for up to $200 million at prevailing prices in the open market. The share repurchase program is effective until January 31, 2024 or until the maximum amount of common stock is repurchased, whichever occurs first. We repurchased 1,553,350 shares of common stock for $150 million during the fiscal year ended June 30, 2023 under this program and had $50.0 million of remaining availability as of June 30, 2023.

Our key cash flow metrics were as follows (dollars in millions):

	Years Ended June 30,			2023 over 2022	2022 over 2021
	2023	**2022**	**2021**		
Net cash provided by (used in) operating activities	$ 663.6	$ (440.8)	$ 123.0	$1,104.4	$ (563.8)
Net cash used in investing activities	$ (39.5)	$ (46.3)	$ (58.0)	$ 6.8	$ 11.7
Net cash (used in) provided by financing activities	$ (448.3)	$ 522.9	$ (44.4)	$ (971.2)	$ 567.3
Net increase in cash, cash equivalents and restricted cash	$ 172.4	$ 35.1	$ 21.1	$ 137.3	$ 14.0

Operating Activities

Net cash provided by operating activities increased by $1,104.4 million for fiscal year 2023 as compared to fiscal year 2022. The increase was primarily due to an increase in net cash provided from net working capital of $796.7 million, a $354.8 million increase in net income due to the increase in sales of our products and solutions, a $21.6 million increase in stock-based compensation expense as a result of an increase in the cost of equity awards, a $11.1 million decrease in unrealized gain due to currency fluctuation, and a $6.4 million increase in other non-cash items. These changes are offset by an increase of $86.2 million in deferred income taxes primarily due to increase in capitalized research and development costs.

Net cash provided by operating activities decreased by $563.8 million for fiscal year 2022 as compared to fiscal year 2021. The decrease was primarily due to an increase in net cash required for net working capital of $739.6 million to meet customer demand, support expected business growth and mitigate supply chain risk as a result of the COVID-19 pandemic environment and a $16.2 million decrease in unrealized gain and loss. These decreases are partially offset by increases in provision for excess and obsolete inventories of $8.3 million, depreciation and amortization expense of $4.3 million, stock-based compensation expense of $4.3 million and net income of $173.3 million. Since the beginning of the COVID-19 pandemic and the accompanying supply chain disruptions our management decided to increase our holdings of all components of our inventory (finished goods, work in process and purchased parts and raw materials). This decision reflected our belief that we had opportunities to increase our net sales if we could mitigate the risk of being unable to satisfy customer demand because of these supply chain disruptions, including longer lead times. We expect disruption of the supply chain and longer lead times to continue for the foreseeable future and therefore expect to continue to carry larger amounts of inventory than we would if the supply chain were functioning more normally and predictably.

Investing Activities

Net cash used in investing activities was $39.5 million, $46.3 million and $58.0 million for fiscal years 2023, 2022 and 2021, respectively, as we invested in our Green Computing Park in San Jose to expand our manufacturing capacity and office, expanded our Bade Facility in Taiwan and made purchases of property, plant and equipment.

Financing Activities

Net cash used in financing activities increased by $971.2 million for fiscal year 2023 as compared to fiscal year 2022 primarily due to repurchases of our common stock for $150.0 million reflecting our commitment to return value to our shareholders and repayment of net borrowings of $813.2 million. Net cash used in financing activities increased by $567.3 million for fiscal year 2022 as compared to fiscal year 2021 primarily due to an increase of $446.2 million in proceeds from borrowings net of repayment, offset by a $130.0 million decrease in stock repurchases.

Other Factors Affecting Liquidity and Capital Resources

Refer to Part II, Item 8, Note 7, "Short-term and Long-term Debt" in our notes to consolidated financial statements in this Annual Report on Form 10-K for further information on our outstanding debt.

Capital Expenditure Requirements

We anticipate our capital expenditures in fiscal year 2024 will be in range of $105.0 million to $115.0 million, relating primarily to costs associated with our manufacturing capabilities, including tooling for new products, new information technology investments, and facilities upgrades. During the second quarter of fiscal year 2023, we entered into a letter of understanding to acquire land in Malaysia to expand our manufacturing operations. A definitive agreement to acquire such land, subject to various conditions, was subsequently executed in January 2023. We are obtaining early access to such land prior to the acquisition, and we anticipate additional capital expenditures in fiscal year 2024 of $75.0 million (included in the above range) for such initiative. In addition, we will continue to evaluate new business opportunities and new markets. As a result, our future growth within the existing business or new opportunities and markets may dictate the need for additional facilities and capital expenditures to support that growth. We evaluate capital expenditure projects based on a variety of factors, including expected strategic impacts (such as forecasted impact on revenue growth, productivity, expenses, service levels and customer retention) and our expected return on investment.

We intend to continue to focus our capital expenditures in fiscal year 2024 to support the growth of our operations. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced software and services offerings and investments in our office facilities and our IT system infrastructure.

Contractual Obligations

Our estimated future obligations as of June 30, 2023, include both current and long term obligations. For our long-term debt as noted in Part II, Item 8, Note 7, "Short-term and Long-term Debt", we have a current obligation of $170.1 million and a long-term obligation of $120.2 million. Under our operating leases as noted in Part II, Item 8, Note 8, "Leases", we have a current obligation of $7.8 million and a long-term obligation of $12.2 million. As noted in Part II, Item 8, Note 12, "Commitments and Contingencies", we have current obligations related to noncancelable purchase commitments of $2.3 billion.

We have not provided a detailed estimate of the payment timing of unrecognized tax benefits due to the uncertainty of when the related tax settlements will become due. See Part II, Item 8, Note 11, "Income Taxes" to the consolidated financial statements in this Annual Report for a discussion of income taxes.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Part II, Item 8, Note 1, "Organization and Summary of Significant Accounting Policies" to the consolidated financial statements in this Annual Report.

Item 7A.   Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the fair value of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in money market funds and certificates of deposit. Our investment in an auction rate security has been classified as non-current due to the lack of a liquid market for these securities. Since our results of operations are not dependent on investments, the risk associated with fluctuating interest rates is limited to our investment portfolio, and we believe that a 10% change in interest rates would not have a significant impact on our results of operations. As of June 30, 2023, our investments were in money market funds, certificates of deposits and auction rate securities.

We are exposed to changes in interest rates as a result of our borrowings under our term loan and revolving lines of credit. The interest rates for the term loans and the revolving lines of credit ranged from 1.20% to 7.08% at June 30, 2023. Based on the outstanding principal indebtedness of $290.3 million under our credit facilities as of June 30, 2023, we believe that a 10% change in interest rates would not have a significant impact on our results of operations.

Foreign Currency Risk

To date, our international customer and supplier agreements have been denominated primarily in U.S. dollars and accordingly, we have limited exposure to foreign currency exchange rate fluctuations from customer agreements, and do not currently engage in foreign currency hedging transactions. The functional currency of our subsidiaries in the Netherlands and Taiwan is the U.S. dollar. However, certain loans and transactions in these entities are denominated in a currency other than the U.S. dollar, and thus we are subject to foreign currency exchange rate fluctuations associated with re-measurement to U.S. dollars. Such fluctuations have not been significant historically. Realized and unrealized foreign exchange gain (loss) for fiscal years 2023, 2022 and 2021 was $0.2 million, $7.7 million and $(3.2) million, respectively.

Item 8. **Financial Statements and Supplementary Data**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Super Micro Computer, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Super Micro Computer, Inc. and subsidiaries (the "Company") as of June 30, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories - Excess and Obsolescence Reserve — Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

The Company's inventories are stated at lower of cost, using weighted average cost method, or net realizable value. The Company evaluates inventory on a quarterly basis for excess and obsolescence and lower of cost or net realizable value and, as necessary, writes down the valuation of inventory based upon inventory aging, forecasted usage and sales, anticipated selling price, product obsolescence and other factors.

We identified the excess and obsolescence reserve as a critical audit matter because of judgments made by management in determining the reserve rates applied by inventory aging category to estimate the Company's excess and obsolescence reserve. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the Company's reserve rates within its estimation of the inventory excess and obsolescence reserve.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the reserve rates applied to the inventory aging categories to estimate the Company's excess and obsolescence reserve included the following procedures, among others:

- We tested the effectiveness of controls over the review of the calculation of excess and obsolescence reserve based on the Company's reserve methodology, including management's evaluation of the reserve rates by inventory aging category using historical data.
- To understand and evaluate the Company's methodology for determining inventory that is excess or obsolete and the key assumptions and judgments made as part of the process, including the reserve rates, we made inquiries of various personnel in the Company including but not limited to finance and operations personnel about the expected product lifecycles and product development plans.
- We assessed management's estimate on reserve rates by recalculating historical reserve rates across multiple fiscal periods. We compared our independently developed historical reserve rates with the reserve rates used by management to evaluate management's ability to accurately estimate excess and obsolete inventory.
- We tested the accuracy and completeness of the underlying data utilized in management's excess and obsolescence reserve, including the classification of inventory by aging category.
- We considered the existence of contradictory evidence based on reading of internal communications to management, Company press releases, and industry reports, as well as our observations and inquires as to changes within the business.

/s/ Deloitte & Touche LLP

San Jose, California
August 25, 2023

We have served as the Company's auditor since fiscal 2003.

SUPER MICRO COMPUTER, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value per share amounts)

	June 30, 2023	June 30, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 440,459	$ 267,397
Accounts receivable, net of allowance for credit losses of $82 and $1,753 at June 30, 2023 and 2022, respectively (including amounts receivable from related parties of $5,473 and $8,398 at June 30, 2023 and 2022, respectively)	1,148,259	834,513
Inventories	1,445,564	1,545,606
Prepaid expenses and other current assets (including receivables from related parties of $27,732 and $24,412 at June 30, 2023 and 2022, respectively)	145,144	158,799
Total current assets	3,179,426	2,806,315
Property, plant and equipment, net	290,240	285,972
Deferred income taxes, net	162,654	69,929
Other assets	42,409	42,861
Total assets	$ 3,674,729	$ 3,205,077
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable (including amounts due to related parties of $89,134 and $87,355 at June 30, 2023 and 2022, respectively)	$ 776,831	$ 655,403
Accrued liabilities (including amounts due to related parties of $14,017 and $18,676 at June 30, 2023 and 2022, respectively)	163,865	212,419
Income taxes payable	129,166	41,743
Short-term debt	170,123	449,146
Deferred revenue	134,667	111,313
Total current liabilities	1,374,652	1,470,024
Deferred revenue, non-current	169,781	122,548
Long-term debt	120,179	147,618
Other long-term liabilities	37,947	39,140
Total liabilities	1,702,559	1,779,330
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Common stock and additional paid-in capital, $0.001 par value		
Authorized shares: 100,000; Outstanding shares: 52,901 and 52,311 at June 30, 2023 and 2022, respectively		
Issued shares: 52,901 and 52,311 at June 30, 2023 and 2022, respectively	538,352	481,741
Accumulated other comprehensive income	639	911
Retained earnings	1,433,014	942,923
Total Super Micro Computer, Inc. stockholders' equity	1,972,005	1,425,575
Noncontrolling interest	165	172
Total stockholders' equity	1,972,170	1,425,747
Total liabilities and stockholders' equity	$ 3,674,729	$ 3,205,077

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended June 30,		
	2023	**2022**	**2021**
Net sales (including related party sales of $60,537, $147,091, and $79,018 in fiscal years 2023, 2022 and 2021, respectively)	$ 7,123,482	$ 5,196,099	$ 3,557,422
Cost of sales (including related party purchases of $384,762, $371,076, and $239,558 in fiscal years 2023, 2022 and 2021, respectively)	5,840,470	4,396,098	3,022,884
Gross profit	1,283,012	800,001	534,538
Operating expenses:			
Research and development	307,260	272,273	224,369
Sales and marketing	115,025	90,126	85,683
General and administrative	99,585	102,435	100,539
Total operating expenses	521,870	464,834	410,591
Income from operations	761,142	335,167	123,947
Other income (expense), net	3,646	8,079	(2,834)
Interest expense	(10,491)	(6,413)	(2,485)
Income before income tax provision	754,297	336,833	118,628
Income tax provision	(110,666)	(52,876)	(6,936)
Share of (loss) income from equity investee, net of taxes	(3,633)	1,206	173
Net income	$ 639,998	$ 285,163	$ 111,865
Net income per common share:			
Basic	$ 12.09	$ 5.54	$ 2.19
Diluted	$ 11.43	$ 5.32	$ 2.09
Weighted-average shares used in calculation of net income per common share:			
Basic	52,925	51,478	51,157
Diluted	55,970	53,615	53,507

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended June 30,		
	2023	2022	2021
Net income	$ 639,998	$ 285,163	$ 111,865
Other comprehensive (loss) income, net of tax:			
Foreign currency translation (loss) gain and other	(223)	(247)	605
Net change in defined benefit obligations	(49)	705	—
Total other comprehensive (loss) income, net of tax	(272)	458	605
Total comprehensive income	$ 639,726	$ 285,621	$ 112,470

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock and Additional Paid-In Capital		Treasury Stock		Accumulated Other Comprehensive Income	Retained Earnings	Non-controlling Interest	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at June 30, 2020	53,741,828	$ 389,972	(1,333,125)	$ (20,491)	$ (152)	$ 696,211	$ 167	$ 1,065,707
Exercise of stock options, net of taxes	1,645,800	28,387	—	—	—	—	—	28,387
Release of common stock shares upon vesting of restricted stock units	1,011,406	—	—	—	—	—	—	—
Shares withheld for the withholding tax on vesting of restricted stock units	(274,620)	(8,721)	—	—	—	—	—	(8,721)
Share repurchase and retirement	(5,542,336)	(175)	1,333,125	20,491	—	(150,316)	—	(130,000)
Stock-based compensation	—	28,549	—	—	—	—	—	28,549
Other comprehensive income	—	—	—	—	605	—	—	605
Net income	—	—	—	—	—	111,865	6	111,871
Balance at June 30, 2021	50,582,078	$ 438,012	—	$ —	$ 453	$ 657,760	$ 173	$ 1,096,398
Exercise of stock options, net of taxes	1,197,756	20,994	—	—	—	—	—	20,994
Release of common stock shares upon vesting of restricted stock units	763,641	—	—	—	—	—	—	—
Shares withheld for the withholding tax on vesting of restricted stock units	(232,461)	(10,081)	—	—	—	—	—	(10,081)
Stock-based compensation	—	32,816	—	—	—	—	—	32,816
Other comprehensive income	—	—	—	—	458	—	—	458
Net income (loss)	—	—	—	—	—	285,163	(1)	285,162
Balance at June 30, 2022	52,311,014	$ 481,741	—	$ —	$ 911	$ 942,923	$ 172	$ 1,425,747
Exercise of stock options, net of taxes	1,454,811	30,466	—	—	—	—	—	30,466
Release of common stock shares upon vesting of restricted stock units	993,635	—	—	—	—	—	—	—
Shares withheld for the withholding tax on vesting of restricted stock units	(304,752)	(28,197)	—	—	—	—	—	(28,197)
Share repurchases and retirement	(1,553,350)	(91)	—	—	—	(149,907)	—	(149,998)
Stock-based compensation	—	54,433	—	—	—	—	—	54,433
Other comprehensive loss	—	—	—	—	(272)	—	—	(272)
Net income (loss)	—	—	—	—	—	639,998	(7)	639,991
Balance at June 30, 2023	52,901,358	$ 538,352	—	$ —	$ 639	$1,433,014	$ 165	$ 1,972,170

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended June 30,		
	2023	2022	2021
OPERATING ACTIVITIES:			
Net income	$ 639,998	$ 285,163	$ 111,865
Reconciliation of net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	34,904	32,471	28,185
Stock-based compensation expense	54,433	32,816	28,549
Share of loss (income) from equity investee	3,633	(1,206)	(173)
Foreign currency exchange (gain) loss	(2,619)	(13,747)	2,482
Deferred income taxes, net	(92,969)	(6,817)	(8,390)
Other	(668)	368	(1,044)
Changes in operating assets and liabilities:			
Accounts receivable, net (including changes in related party balances of $2,925, $280 and $34 in fiscal years 2023, 2022 and 2021, respectively)	(311,897)	(372,438)	(60,145)
Inventories	100,042	(504,642)	(189,466)
Prepaid expenses and other assets (including changes in related party balances of $(3,320), $(575) and $(3,969) in fiscal years 2023, 2022 and 2021, respectively)	8,313	(28,794)	(5,291)
Accounts payable (including changes in related party balances of $1,779, $17,259 and $(2,272) in fiscal years 2023, 2022 and 2021, respectively)	127,135	50,145	189,309
Income taxes payable	87,423	29,002	8,041
Accrued liabilities (including changes in related party balances of $(4,659), $148 and $2,322 in fiscal years 2023, 2022 and 2021, respectively)	(50,311)	35,891	24,705
Deferred revenue	70,587	31,544	(1,452)
Other long-term liabilities (including changes in related party balances of $(321), $499 and $(1,699) in fiscal years 2023, 2022 and 2021, respectively)	(4,424)	(10,557)	(4,220)
Net cash provided by (used in) operating activities	663,580	(440,801)	122,955
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment (including payments to related parties of $7,844, $4,818 and $7,347 in fiscal years 2023, 2022 and 2021, respectively)	(36,793)	(45,182)	(58,016)
Investment in a privately-held company	(500)	(1,100)	—
Acquisition, net of cash acquired	(2,193)	—	—
Net cash used in investing activities	(39,486)	(46,282)	(58,016)
FINANCING ACTIVITIES:			
Proceeds from borrowings	1,093,860	1,153,317	127,059
Repayment of debt	(1,394,391)	(640,695)	(60,629)
Payment of other fees for debt financing	—	(592)	(561)
Proceeds from exercise of stock options, net of taxes	30,466	20,994	28,387
Changes in obligations under capital leases	(33)	(72)	25
Payment of withholding tax on vesting of restricted stock units	(28,197)	(10,081)	(8,721)
Stock repurchases	(149,998)	—	(130,000)
Net cash (used in) provided by financing activities	(448,293)	522,871	(44,440)
Effect of exchange rate fluctuations on cash	(3,400)	(678)	560
Net increase in cash, cash equivalents and restricted cash	172,401	35,110	21,059
Cash, cash equivalents and restricted cash at beginning of year	268,559	233,449	212,390
Cash, cash equivalents and restricted cash at end of year	$ 440,960	$ 268,559	$ 233,449
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 8,541	$ 5,492	$ 1,948
Cash paid for taxes, net of refunds	$ 114,963	$ 19,690	$ 2,914

Non-cash investing and financing activities:			
Unpaid property, plant and equipment purchases (including due to related parties of $810, $689 and $400 as of June 30, 2023, 2022 and 2021, respectively)	$ 2,181	$ 7,825	$ 9,003
Right of use ("ROU") assets obtained in exchange for operating lease commitments	$ 3,197	$ 11,151	$ 3,258

See accompanying notes to consolidated financial statements.

Note 1.   **Organization and Summary of Significant Accounting Policies**

Organization

Super Micro Computer, Inc. ("Super Micro Computer" or the "Company") was incorporated in 1993. Super Micro Computer is a global leader in server technology and green computing innovation. Super Micro Computer develops and provides high performance server and storage solutions based upon an innovative, modular and open-standard architecture. Super Micro Computer has operations primarily in the United States, the Netherlands, Taiwan, China and Japan.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The consolidated financial statements of Super Micro Computer include the accounts of Super Micro Computer and entities consolidated under the variable interest model or the voting interest model. Noncontrolling interests are not presented separately in the consolidated statements of operations and consolidated statements of comprehensive income as the amounts are immaterial. All intercompany accounts and transactions of Super Micro Computer and its consolidated entities (collectively, the "Company") have been eliminated in consolidation. For equity investments over which the Company is able to exercise significant influence over the investee but does not control the investee and is not the primary beneficiary of the investee's activities are accounted for using the equity method. Investments in equity securities which do not have readily determinable fair values and for which the Company is not able to exercise significant influence over the investee are accounted for under the measurement alternative which is the cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same investee.

During the year ended June 30, 2023, the Company completed the acquisition of 100% of the common shares of Gemini Open Cloud Computing Inc. ("Gemini") for a total purchase consideration of $2.5 million, subject to a holdback of $0.3 million due one year from the closing date of the acquisition. The revenue and results of operations of Gemini since the acquisition date on April 17, 2023 were not material and have been included in the Company's consolidated financial statements for fiscal 2023. The purchase price was allocated to tangible and identified intangible assets acquired and liabilities assumed based on estimated fair values. The goodwill is primarily attributable to the planned growth in the combined business of Super Micro Computer and Gemini. Goodwill of $1.8 million is recorded within other assets in the consolidated balance sheets and is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any interim indicators of impairment. Goodwill recognized in the acquisition is not expected to be deductible for foreign tax purposes. Acquisition-related costs attributable to Gemini were not material and included in selling, general and administrative expense for the year ended June 30, 2023. Pro forma earnings and revenues as if this acquisition had occurred at the beginning of fiscal 2022 were not presented as they were not material.

Certain prior year balances have been reclassified to conform with the current year financial statement presentation. In order to conform with current period presentation Investment in Equity Investee has been grouped with Other Assets on the consolidated balance sheet as of June 30, 2022. Additionally, certain prior year amounts within cash from operating activities in the consolidated statements of cash flows have been reclassified to conform to current year presentation. These changes in presentation do not affect previously reported results.

Use of Estimates

U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to revenue recognition, allowances for credit losses and sales returns, inventory valuation, useful lives of property, plant and equipment, product warranty accruals, stock-based compensation, impairment of investments and long-lived assets, and income taxes. The Company's estimates are evaluated on an ongoing basis and changes in the estimates are recognized prospectively. Actual results could differ from those estimates. These estimates and judgements have not fluctuated significantly for the fiscal year ended June 30, 2023 compared to prior fiscal years. The Company considered estimates of the economic implications of the COVID-19 pandemic pressures, global economic recession, inflation and increased interest rates on its critical and significant accounting estimates, including an assessment of the collectability of each customer contract as part of the revenue recognition process, assessment of the valuation of accounts receivable, assessment of provision for excess and obsolete inventory and an impairment of long-lived assets.

Fair Value of Financial Instruments

The Company accounts for certain assets and liabilities at fair value, which is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly arms-length transaction between market participants. When measuring fair value, the Company takes into account the characteristics of the asset or liability that a market participant would consider when pricing the asset or liability at the measurement date. The Company considers one or more techniques for measuring fair value: market approach, income approach, and cost approach. The valuation techniques include inputs that are based on three different levels of observability to the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
- Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short maturity of these instruments. Cash equivalents, certificates of deposit and the investment in an auction rate security are carried at fair value. Short-term and long-term debt is carried at amortized cost, which approximates its fair value based on borrowing rates currently available to the Company for loans with similar terms.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market funds and certificates of deposit with original maturities of less than three months.

Restricted Cash

Restricted cash is comprised of amounts held in bank accounts which are controlled by the lenders pursuant to the terms of certain debt agreements, certificates of deposit primarily related to leases and customs requirements, and money market accounts held in escrow pursuant to the Company's workers' compensation program. These restricted cash balances have been excluded from the Company's cash and cash equivalents balance.

Inventories

Inventories are stated at lower of cost, using weighted average cost method, or net realizable value. Net realizable value is the estimated selling price of the Company's products in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventories consist of purchased parts and raw materials (principally electronic components), work in process (principally products being assembled) and finished goods. The Company evaluates inventory on a quarterly basis for excess and obsolescence and lower of cost or net realizable value and, as necessary, writes down the valuation of inventories based upon the Company's inventory aging, forecasted usage and sales, anticipated selling price, product obsolescence and other factors. Once inventory is written down, its new value is maintained until it is sold or scrapped.

The Company receives various rebate incentives from certain suppliers based on its contractual arrangements, including volume-based rebates. The rebates earned are recognized as a reduction of cost of inventories and reduce the cost of sales in the period when the related inventory is sold.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets as follows:

Software	3 to 5 years
Machinery and equipment	5 to 7 years
Furniture and fixtures	5 years
Buildings	39 years
Building improvements	Up to 20 years
Land improvements	15 years
Leasehold improvements	Shorter of lease term or estimated useful life

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the fair value of the asset compared to the carrying amount. No impairment charge for long-lived assets has been recorded in any of the periods presented.

Revenue Recognition

The Company generates revenues from the sale of server and storage systems, subsystems, accessories, services, server software management solutions, and support services.

Product sales. The Company recognizes revenue from sales of products as control is transferred to customers, which generally happens at the point of shipment or upon delivery, unless customer acceptance is uncertain. Products sold by the Company are delivered via shipment from the Company's facilities or drop shipment directly to its customers from a Company vendor. The Company may use distributors to sell products to end customers. Revenue from distributors is recognized when the distributor obtains control of the product, which generally happens at the point of shipment or upon delivery.

The Company applies judgment in determining the transaction price as the Company may be required to estimate variable consideration when determining the amount of revenue to recognize. As part of determining the transaction price in contracts with customers, the Company estimates reserves for future sales returns based on a review of its history of actual returns for each major product line. Based upon historical experience, a refund liability is recorded at the time of sale for estimated product returns and an asset is recognized for the amount expected to be recorded in inventory upon product return, less the expected recovery costs. The Company also reduces revenue for the estimated costs of customer and distributor programs and incentive offerings such as price protection and rebates as well as the estimated costs of cooperative marketing arrangements where the fair value of the benefit derived from the costs cannot be reasonably estimated. Any provision for customer and distributor programs and other discounts is recorded as a reduction of revenue at the time of sale based on an evaluation of the contract terms and historical experience.

Services sales. The Company's sale of services mainly consists of extended warranty and on-site services. Revenue related to extended warranty commences upon the expiration of the standard warranty period and is recognized ratably over the contractual period as the Company stands ready to perform any required warranty service. Revenue related to on-site services commences upon recognition of the product sale and is recognized ratably over the contractual period as the on-site services are made available to the customer. These service contracts are typically one to five years in length. Service revenue has been less than 10% of net sales for all periods presented and is not separately disclosed.

Contracts with multiple promised goods and services. Certain of the Company's contracts contain multiple promised goods and services. The Company assesses whether each promised good or service is distinct for the purpose of identifying the performance obligations in the contract. This assessment involves subjective determinations and requires management to make judgments about the individual promised goods or services and whether such goods or services are separable from the other aspects of the contractual relationship. Performance obligations in a contract are identified based on the promised goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation. Revenue allocated to each performance obligation is recognized at the time the related performance obligation is satisfied by transferring control of the promised good or service to a customer.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price for each customer contract to each performance obligation based on the relative standalone selling price ("SSP") for each performance obligation within each contract. The Company recognizes the amount of transaction price allocated to each performance obligation within a customer contract as revenue at the time the related performance obligation is satisfied by transferring control of the promised good or service to a customer. Determining the relative SSP for contracts that contain multiple performance obligations requires significant judgement. The Company determines SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, the Company applies judgment to estimate the SSP. For substantially all performance obligations, the Company is able to establish the SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. The Company typically establishes an SSP range for its products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for the Company's products and services can evolve over time due to changes in its pricing practices, internally approved pricing guidelines with respect to geographies, customer type, internal costs, and gross margin objectives for the related performance obligations which can also be influenced by intense competition, changes in demand for the Company's products and services, economic and other factors.

When the Company receives consideration from a customer prior to transferring goods or services to the customer, the Company records a contract liability (deferred revenue). The Company also recognizes deferred revenue when it has an unconditional right to consideration (i.e., a receivable) before transfer of control of goods or services to a customer.

The Company considers shipping & handling activities as costs to fulfill the sales of products. Shipping revenue is included in net sales when control of the product is transferred to the customer, and the related shipping and handling costs are included in cost of sales. Taxes imposed by governmental authorities on the Company's revenue producing activities with customers, such as sales taxes and value added taxes, are excluded from net sales and included in operating expenses.

Allowance for Credit Losses

Customers are subjected to a credit review process that evaluates each customer's financial position and ability and intent to pay. On a quarterly basis, the Company makes estimates of its uncollectible accounts receivable by analyzing the aging of accounts receivable, history of bad debts, customer concentrations, customer-credit-worthiness, and current economic trends to evaluate the adequacy of the allowance for credit losses. The Company's recovery of net of allowance for credit losses was $(0.01) million, $(0.8) million, and $(0.8) million in fiscal years 2023, 2022 and 2021, respectively.

Cost of Sales

Cost of sales primarily consists of the costs of materials, contract manufacturing, in-bound shipping, personnel and related expenses including stock-based compensation, equipment and facility expenses, warranty costs and provision for lower of cost or net realizable value and excess and obsolete inventory.

Product Warranties

The Company offers product warranties typically ranging from 15 to 39 months against any defective products. These standard warranties are assurance type warranties, and the Company does not offer any services beyond the assurance that the product will continue working as specified. Therefore, these warranties are not considered separate performance obligations in the arrangement. Based on historical experience, the Company accrues for estimated returns of defective products at the time revenue is recognized. The Company monitors warranty obligations and may make revisions to its warranty reserve if actual costs of product repair and replacement are significantly higher or lower than estimated. Accruals for anticipated future warranty costs are recorded to cost of sales and included in accrued liabilities and other long-term liabilities. Warranty accruals are based on estimates that are updated on an ongoing basis taking into consideration inputs such as new product introductions, changes in the volume of claims compared with the Company's historical experience, and the changes in the cost of servicing warranty claims. The Company accounts for the effect of such changes in estimates prospectively. The following table presents for the fiscal years ended June 30, 2023, 2022 and 2021, the reconciliation of the changes in accrued warranty costs which is included as a component of accrued liabilities and other long-term liabilities (in thousands):

	Years Ended June 30,					
		2023		**2022**		**2021**
Balance, beginning of the year	$	12,137	$	12,863	$	12,379
Provision for warranty		35,407		28,150		29,638
Costs utilized		(33,784)		(29,872)		(30,575)
Change in estimated liability for pre-existing warranties		1,099		996		1,421
Balance, end of the year	$	14,859	$	12,137	$	12,863
Current portion		9,079		9,073		10,185
Non-current portion	$	5,780	$	3,064	$	2,678

Research and Development

Research and development expenses consist of personnel expenses including salaries, benefits, stock-based compensation and incentive bonuses, and related expenses for the Company's research and development personnel, as well as materials and supplies, consulting services, third-party testing services and equipment and facility expenses related to the Company's research and development activities. All research and development costs are expensed as incurred. The Company occasionally receives funding from certain suppliers and customers towards its development efforts. Such amounts are recorded as a reduction of research and development expenses and were $20.0 million, $8.2 million, and $10.9 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Software development costs, including costs to develop software sold, leased, or otherwise marketed, that are incurred subsequent to the establishment of technological feasibility are capitalized if significant. Costs incurred during the application development stage for internal-use software are capitalized if significant. Capitalized software development costs are amortized using the straight-line amortization method over the estimated useful life of the applicable software. Such software development costs required to be capitalized have not been material to date.

Advertising Costs

Advertising costs, net of reimbursements received under the cooperative marketing arrangements with the Company's vendors, are expensed as incurred. Total advertising and promotional expenses were $2.0 million, $0.1 million and $4.1 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively, net of credits from marketing development funds.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based awards made to employees and non-employees, including stock options, restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs"). The Company recognizes the grant date fair value of all share-based awards over the requisite service period and accounts for forfeitures as they occur. Stock option and RSU awards are recognized to expense on a straight-line basis over the requisite service period. PRSU awards are recognized to expense using an accelerated method only when it is probable that a performance condition is met during the vesting period. If it is not probable, no expense is recognized and the previously recognized expense is reversed. The Company bases initial accrual of compensation expense on the estimated number of PRSUs that are expected to vest over the requisite service period. That estimate is revised if subsequent information indicates that the actual number of PRSUs is likely to differ from previous estimates. The cumulative effect on current and prior periods of a change in the estimated number of PRSUs expected to vest is recognized in stock-based compensation expense in the period of the change. Previously recognized compensation expense is not reversed if vested stock options, RSUs or PRSUs for which the requisite service has been rendered and the performance condition has been met expire unexercised or are not settled.

The fair value of RSUs and PRSUs is based on the closing market price of the Company's common stock on the date of grant. The Company estimates the fair value of stock options granted using a Black-Scholes option pricing model. This model requires the Company to make estimates and assumptions with respect to the expected term of the option and the expected volatility of the price of the Company's common stock. The expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on the Company's historical experience. The expected volatility is based on the historical volatility of the Company's common stock. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Leases

The Company has arrangements for the right to use certain of its office, warehouse spaces and other premises, and equipment. The Company determines at inception if an arrangement is or contains a lease. When the terms of a lease effectively transfer control of the underlying asset to the Company, it is classified as a finance lease. All other leases are classified as operating leases.

Operating Leases

For operating leases with lease terms of more than 12 months, operating lease ROU assets are recorded in long-term other assets, and lease liabilities are recorded in accrued liabilities and other long-term liabilities on the consolidated balance sheet. The Company's lease term includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. The Company elected to apply the short-term lease recognition exemption and does not recognize ROU asset and lease liabilities for leases with an initial term of 12 months or less and recognizes as expense the payments under such leases on a straight-line basis over the lease term. The Company's leases with an initial term of 12 months or less are immaterial.

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments over the lease term. Operating lease ROU assets and liabilities are recognized at lease commencement based on the present value of the remaining lease payments discounted using the Company's incremental borrowing rate as the interest rate implicit in the lease arrangements is not readily determinable. The incremental borrowing rate is estimated to be the interest rate on a fully collateralized basis with similar terms and payments and in the economic environment where the leased asset is located. Operating lease ROU assets also include initial direct costs incurred, prepaid lease payments, minus any lease incentives. Operating lease expense is recognized on a straight-line basis over the lease term. The Company accounts for fixed payments for lease and non-lease components as a single lease component which increases the amount of ROU assets and liabilities. Non-lease components that are variable costs, such as common area maintenance, are expensed as incurred and not included in the ROU assets and lease liabilities.

Finance Leases

Assets under finance leases are recorded in property, plant and equipment, net and lease liabilities are included in accrued liabilities and other long-term liabilities on the consolidated balance sheet. Finance lease interest expense is recognized based on an effective interest method and depreciation of assets is recorded on a straight-line basis over the shorter of the lease term and useful life of the asset. The Company's finance leases are immaterial.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net of operating loss carry-forwards and other tax credits measured by applying enacted tax laws related to the financial statement periods. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes tax liabilities for uncertain income tax positions on the income tax return based on the two-step process. The first step is to determine whether it is more likely than not that each income tax position would be sustained upon audit. The second step is to estimate and measure the tax benefit as the amount that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. Estimating these amounts requires the Company to determine the probability of various possible outcomes. The Company evaluates these uncertain tax positions on a quarterly basis. This evaluation is based on the consideration of several factors, including changes in facts or circumstances, changes in applicable tax law, settlement of issues under audit and new exposures. If the Company later determines that its exposure is lower or that the liability is not sufficient to cover its revised expectations, the Company adjusts the liability and effects a related charge in its tax provision during the period in which the Company makes such a determination.

Variable Interest Entities

The Company determines at the inception of each arrangement whether an entity in which the Company holds an investment or in which the Company has other variable interests is considered a variable interest entity ("VIE"). The Company consolidates VIEs when it is the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company assesses whether any changes in the interest or relationship with the entity affect the determination of whether the entity is still a VIE and, if so, whether the Company is the primary beneficiary. If the Company is not the primary beneficiary in a VIE, the Company accounts for the investment or other variable interest in accordance with applicable GAAP.

The Company has concluded that Ablecom Technology, Inc. ("Ablecom") and its affiliate, Compuware Technology, Inc. ("Compuware"), are VIEs; however, the Company is not the primary beneficiary as it does not have the power to direct the activities that are most significant to the entities and therefore, the Company does not consolidate these entities. In performing its analysis, the Company considered its explicit arrangements with Ablecom and Compuware, all contractual arrangements with these entities. Also, as a result of the substantial related party relationships between the Company and these entities, the Company considered whether any implicit arrangements exist that would cause the Company to protect these related parties' interests from suffering losses. The Company determined it has no material implicit arrangements with Ablecom, Compuware or their shareholders.

The Company and Ablecom jointly established Super Micro Asia Science and Technology Park, Inc. (the "Management Company") in Taiwan to manage the common areas shared by the Company and Ablecom for its separately constructed manufacturing facilities. In fiscal year 2012, each party contributed $0.2 million for a 50% ownership interest of the Management Company. The Company has concluded that the Management Company is a VIE, and the Company is the primary beneficiary as it has the power to direct the activities that are most significant to the Management Company. For the fiscal years ended 2023, 2022 and 2021, the accounts of the Management Company were consolidated with the accounts of Super Micro Computer, and a noncontrolling interest was recorded for Ablecom's interest in the net assets and operations of the Management Company. Net income (loss) attributable to Ablecom's interest was not material for the periods presented and was included in general and administrative expenses in the Company's consolidated statements of operations.

Foreign Currency Transactions

The functional currency of the Company's international subsidiaries is the U.S. dollar, with the exception of Super Micro Asia and Technology Park, Inc., a consolidated variable interest entity, and Gemini. Monetary assets and liabilities of the Company's international subsidiaries that are denominated in foreign currency are remeasured into U.S. dollars at period-end exchange rates. Non-monetary assets and liabilities that are denominated in the foreign currency are remeasured into U.S. dollars at the historical rates. Revenue and expenses that are denominated in the foreign currency are remeasured into U.S. dollars at the average exchange rates during the period. Remeasurement of foreign currency accounts and resulting foreign exchange transaction gains and losses, are reflected in the consolidated statements of operations in other income (expense), net.

The functional currency of Super Micro Asia and Technology Park, Inc. and Gemini is New Taiwanese Dollar ("NTD"). Assets and liabilities are translated to U.S. dollars at the period-end exchange rate. Revenues and expenses are translated using the average exchange rate for the period. The effects of foreign currency translation are included in stockholders' equity as a component of accumulated other comprehensive (loss) income in the accompanying consolidated balance sheets and periodic movements are summarized as a line item in the consolidated statements of comprehensive income.

The Company has an investment in a privately-held company that is accounted for under the equity method (the "Corporate Venture"). The functional currency of the Corporate Venture is the Chinese Yuan. Adjustments for the Company's share of the effects of foreign currency translation from local currency to U.S. dollars are recorded as increases or decreases to the carrying value of the investment and included in stockholders' equity as a component of accumulated other comprehensive (loss) income in the accompanying consolidated balance sheets and periodic movements are summarized as a line item in the consolidated statements of comprehensive income.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding stock options and unvested RSUs and PRSUs. Contingently issuable shares are included in computing basic net income per common share as of the date that all necessary conditions, including service vesting conditions have been satisfied. Contingently issuable shares are considered for computing diluted net income per common share as of the beginning of the period in which all necessary conditions have been satisfied and the only remaining vesting condition is a service vesting condition.

Under the treasury stock method, an increase in the fair market value of the Company's common stock results in a greater dilutive effect from outstanding stock options and RSUs and PRSUs. Additionally, the exercise of stock options and the vesting of RSUs results in a further dilutive effect on net income per share.

The computation of basic and diluted net income per common share is as follows (in thousands, except per share amounts):

		Years Ended June 30,				
		2023		**2022**		**2021**
Numerator:						
Net income	$	639,998	$	285,163	$	111,865
Denominator:						
Weighted-average shares outstanding		52,925		51,478		51,157
Effect of dilutive securities		3,046		2,137		2,350
Weighted-average diluted shares		55,970		53,615		53,507
Basic net income per common share	$	12.09	$	5.54	$	2.19
Diluted net income per common share	$	11.43	$	5.32	$	2.09

For the fiscal years ended June 30, 2023, 2022 and 2021, the Company had stock options, RSUs and PRSUs outstanding that could potentially dilute basic earnings per share in the future but were excluded from the computation of diluted net income per share in the periods presented, as their effect would have been anti-dilutive. The anti-dilutive common share equivalents resulting from outstanding equity awards were 177,795, 475,529, and 670,179 for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Concentration of Supplier Risk

Certain materials used by the Company in the manufacturing of its products are available from a limited number of suppliers. Shortages could occur in these materials due to an interruption of supply or increased demand in the industry. Two suppliers accounted for 13.5% and 30.7% of total purchases for the fiscal year ended June 30, 2023. The same two suppliers accounted for 18.1% and 11.4% of total purchases for the fiscal year ended June 30, 2022. The same two suppliers accounted for 20.3% and 11.8% of total purchases for the fiscal years ended June 30, 2021. Purchases from Ablecom and Compuware, related parties of the Company as noted in Part II, Item 8, Note 9, "Related Party Transactions," accounted for a combined 6.6%, 8.3%, and 7.8% of total cost of sales for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, investment in an auction rate security and accounts receivable. No single customer accounted for 10% or more of the net sales in any of fiscal years 2023, 2022 and 2021. Two customers accounted for 22.9% and 19.3% of accounts receivable, net as of June 30, 2023 and another customer accounted for 21.7% of accounts receivable, net as of June 30, 2022.

Treasury Stock

The Company accounts for treasury stock under the cost method. Upon the retirement of treasury shares, the Company deducts the par value of the retired treasury shares from common stock and allocates the excess of cost over par as a deduction to additional paid-in capital based on the pro-rata portion of additional paid-in-capital, and the remaining excess as a deduction to retained earnings. Retired treasury shares revert to the status of authorized but unissued shares.

Accounting Pronouncements Recently Adopted

In December 2019, the FASB issued amended guidance, Simplifying the Accounting for Income Taxes, to remove certain exceptions to the general principles from ASC 740 - Income Taxes, and to improve consistent application of U.S. GAAP for other areas of ASC 740 by clarifying and amending existing guidance. The guidance is effective for the Company from July 1, 2021. The adoption of the guidance in the fiscal year ended 2022 did not have a material impact on its consolidated financial statements and disclosures.

In March 2020, the FASB issued authoritative guidance, Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The new guidance provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued. This ASU provides optional expedients and exceptions for applying U.S. GAAP to contracts affected by *reference rate reform* if certain criteria are met. In December 2022, FASB issued ASU 2022-06 (ASC Topic 848) and deferred the sunset date from December 31, 2022 to December 31, 2024. The Company adopted the guidance in the quarter ended June 30, 2023 on a prospective basis and has transitioned from an interest rate based on LIBOR to Secured Overnight Financing Rate ("SOFR"). The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

Note 2.   **Fair Value Disclosure**

The financial instruments of the Company measured at fair value on a recurring basis are included in cash equivalents, other assets and accrued liabilities. The Company classifies its financial instruments, except for its investment in an auction rate security, within Level 1 or Level 2 in the fair value hierarchy because the Company uses quoted prices in active markets or alternative pricing sources and models using market observable inputs to determine their fair value.

The Company's investment in an auction rate security is classified within Level 3 of the fair value hierarchy as the determination of its fair value was not based on observable inputs as of June 30, 2023 and June 30, 2022. See Part II, Item 8, Note 1, "Organization and Summary of Significant Accounting Policies," for a discussion of the Company's policies regarding the fair value hierarchy. The Company is using the discounted cash flow method to estimate the fair value of the auction rate security at each period end and the following assumptions: (i) the expected yield based on observable market rate of similar securities, (ii) the security coupon rate that is reset monthly, (iii) the estimated holding period and (iv) a liquidity discount. The liquidity discount assumption is based on the management estimate of lack of marketability discount of similar securities and is determined based on the analysis of financial market trends over time, recent redemptions of securities and other market activities. The Company performed a sensitivity analysis and applying a change of either plus or minus 100 basis points in the liquidity discount does not result in a significantly higher or lower fair value measurement of the auction rate security as of June 30, 2023.

Financial Assets and Liabilities Measured on a Recurring Basis

The following table sets forth the Company's financial instruments as of June 30, 2023 and 2022, which are measured at fair value on a recurring basis by level within the fair value hierarchy. These are classified based on the lowest level of input that is significant to the fair value measurement (in thousands):

June 30, 2023	Level 1		Level 2		Level 3		Asset at Fair Value
Assets							
Money market funds[1]	$	20,823	$	—	$	—	$	20,823
Certificates of deposit[2]		—		462		—		462
Auction rate security		—		—		1,843		1,843
Total assets measured at fair value	$	20,823	$	462	$	1,843	$	23,128

June 30, 2022	Level 1		Level 2		Level 3		Asset at Fair Value
Assets							
Money market funds[1]	$	20,220	$	—	$	—	$	20,220
Certificates of deposit[2]		—		832		—		832
Auction rate security		—		—		1,590		1,590
Total assets measured at fair value	$	20,220	$	832	$	1,590	$	22,642

(1) $20.6 million and $20.0 million in money market funds are included in cash and cash equivalents and $0.2 million and $0.2 million in money market funds are included in restricted cash, non-current in other assets in the consolidated balance sheets as of June 30, 2023 and 2022, respectively.

(2) $0.2 million and $0.2 million in certificates of deposit are included in cash and cash equivalents, $0.1 million and $0.3 million in certificates of deposit are included in prepaid expenses and other assets, and $0.2 million and $0.3 million in certificates of deposit are included in restricted cash, non-current in other assets in the consolidated balance sheets as of June 30, 2023 and 2022, respectively.

On a quarterly basis, the Company also evaluates the current expected credit loss by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. For the fiscal year ended June 30, 2023 and 2022, the credit losses related to the Company's investments were not material.

There was an immaterial movement in the balances of the Company's financial assets measured at fair value on a recurring basis, consisting of investment in an auction rate security, using significant unobservable inputs (Level 3) for fiscal years 2023 and 2022.

There were no transfers between Level 1, Level 2 or Level 3 financial instruments in fiscal years 2023 and 2022.

The following is a summary of the Company's investment in an auction rate security as of June 30, 2023 and 2022 (in thousands):

	June 30, 2023							
	Cost Basis		Gross Unrealized Holding Gains		Gross Unrealized Holding Losses		Fair Value	
Auction rate security	$	1,750	$	287	$	(194)	$	1,843

	June 30, 2022							
	Cost Basis		Gross Unrealized Holding Gains		Gross Unrealized Holding Losses		Fair Value	
Auction rate security	$	1,750	$	—	$	(160)	$	1,590

For the fiscal year ended June 30, 2023, the Company recognized $0.3 million of unrealized gain for the auction rate security in other comprehensive income based on the current valuation. For the fiscal year ended June 30, 2022, the Company recognized $0.03 million of unrealized gain for the auction rate security in other comprehensive income based on the current valuation. For the fiscal year ended June 30, 2021, the Company's loss recognized in other comprehensive income for the auction rate security was immaterial.

The Company measures the fair value of outstanding debt for disclosure purposes on a recurring basis. As of June 30, 2023 and 2022, total debt of $290.3 million and $596.8 million, respectively, is reported at amortized cost. This outstanding debt is classified as Level 2 as it is not actively traded. The amortized cost of the outstanding debt approximates the fair value.

Other Financial Assets - Investments into Non-Marketable Equity Securities

The Company's non-marketable equity securities are investments in privately held companies without readily determinable fair values in the amount of $1.7 million and $1.2 million as of June 30, 2023, and 2022, respectively. The Company accounts for these investments at cost minus impairment, if any, plus or minus changes from observable price changes in orderly transactions for the identical or similar investments by the same issuer. During the years ended June 30, 2023 and 2022, the Company did not record any upward or downward adjustments to the carrying values of the non-marketable equity securities related to observable price changes. The Company also did not record any impairment to the carrying values of the non-marketable equity securities during fiscal year 2023, 2022 and 2021.

Note 3.   Revenue

Disaggregation of Revenue

The Company disaggregates revenue by type of product and geographical market in order to depict the nature, amount, and timing of revenue and cash flows. Service revenues, which are less than 10%, are not a significant component of total revenue and are aggregated within the respective categories.

The following is a summary of net sales by product type (in thousands):

	Years Ended June 30,		
	2023	**2022**	**2021**
Server and storage systems	$ 6,569,814	$ 4,463,833	$ 2,790,305
Subsystems and accessories	553,668	732,266	767,117
Total	$ 7,123,482	$ 5,196,099	$ 3,557,422

Server and storage systems constitute an assembly and integration of subsystems and accessories, and related services. Subsystems and accessories are comprised of serverboards, chassis and accessories.

International net sales are based on the country and geographical region to which the products were shipped. The following is a summary of net sales by geographic region (in thousands):

	Years Ended June 30,		
	2023	**2022**	**2021**
United States	$ 4,834,061	$ 3,035,523	$ 2,107,910
Asia	1,050,837	1,139,898	699,653
Europe	1,003,046	825,200	614,826
Other	235,538	195,478	135,033
Total	$ 7,123,482	$ 5,196,099	$ 3,557,422

Contract Balances

Generally, the payment terms of the Company's offerings range from 30 to 60 days. In certain instances, customers may prepay for products and services in advance of delivery. Receivables relate to the Company's unconditional right to consideration for performance obligations either partially or fully completed.

Contract assets are rights to consideration in exchange for goods or services that the Company has transferred to a customer when such right is conditional on something other than the passage of time. Such contract assets are insignificant to the Company's consolidated financial statements.

Contract liabilities consist of deferred revenue and relate to amounts invoiced to or advance consideration received from customers, which precede the Company's satisfaction of the associated performance obligations. The Company's deferred revenue primarily results from customer payments received upfront for extended warranties and on-site services because these performance obligations are satisfied over time. Additionally, at times, deferred revenue may fluctuate due to the timing of advance consideration received from non-cancellable non-refundable contract liabilities relating to the sale of future products. Revenue recognized during fiscal year ended June 30, 2023, which was included in the opening deferred revenue balance as of June 30, 2022, of $233.8 million, was $109.0 million.

Deferred revenue increased $70.6 million as of June 30, 2023, as compared to the fiscal year ended June 30, 2022. This increase was mainly due to deferral on invoiced amounts for service contracts during the period exceeding the recognized revenue from contracts entered into in prior periods. This was accompanied by a $5.4 million increase in non-cancellable non-refundable advance consideration or cash consideration received from customers which preceded the Company's satisfaction of the associated performance obligations relating to product sales expected to be fulfilled in the next 12 months.

Transaction Price Allocated to the Remaining Performance Obligations

Remaining performance obligations represent in aggregate the amount of transaction price that has been allocated to performance obligations not delivered, or only partially delivered, as of the end of the reporting period. The Company applies the exemption to not disclose information about remaining performance obligations that are part of a contract that has an original expected duration of one year or less. These performance obligations generally consist of services, such as on-site services, including integration services and extended warranty services that are contracted for one year or less, and products for which control has not yet been transferred. The value of the transaction price allocated to remaining performance obligations as of June 30, 2023, was approximately $304.4 million. The Company expects to recognize approximately 44% of remaining performance obligations as revenue in the next 12 months, and the remainder thereafter.

Capitalized Contract Acquisition Costs and Fulfillment Cost

Contract acquisition costs are those incremental costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Contract acquisition costs consist primarily of incentive bonuses paid to Company employees. Contract acquisition costs are considered incremental and recoverable costs of obtaining and fulfilling a contract with a customer and are therefore capitalizable. The Company applies the practical expedient to expense incentive bonus costs as incurred if the amortization period would be one year or less, generally upon delivery of the associated server and storage systems or components. Where the amortization period of the contract cost would be more than a year, the Company applies judgment in the allocation of the incentive bonus cost asset between hardware and service performance obligations and expenses the cost allocated to the hardware performance obligations upon delivery of associated server and storage systems or components and amortizes the cost allocated to service performance obligations over the period the services are expected to be provided. Contract acquisition costs allocated to service performance obligations that are subject to capitalization are insignificant to the Company's consolidated financial statements.

Contract fulfillment costs consist of costs paid in advance for outsourced services provided by third parties to the extent they are not in the scope of other guidance. Fulfillment costs paid in advance for outsourced services provided by third parties are capitalized and amortized over the period the services are expected to be provided. Such fulfillment costs are insignificant to the Company's consolidated financial statements.

Note 4.   Accounts Receivable Allowances

The Company has established an allowance for credit losses. The allowance for credit losses is based upon the age of outstanding receivables, credit risk of specific customers, historical trends related to past losses and other relevant factors. Accounts receivable allowances as of June 30, 2023, 2022 and 2021 consisted of the following (in thousands):

	Beginning Balance	Charged to Cost and Expenses (Recovered), net	Write-offs	Ending Balance
Allowance for credit losses				
Year ended June 30, 2023	$1,753	$(13)	$(1,659)	$82
Year ended June 30, 2022	$2,591	$(840)	$2	$1,753
Year ended June 30, 2021	$4,586	$(820)	$(1,175)	$2,591

Note 5.   Inventories

Inventories as of June 30, 2023 and 2022 consisted of the following (in thousands):

	June 30,	
	2023	2022
Finished goods	$ 1,045,177	$ 1,025,555
Work in process	71,874	209,576
Purchased parts and raw materials	328,513	310,475
Total inventories	$ 1,445,564	$ 1,545,606

Note 6.   **Property, Plant, and Equipment**

Property, plant and equipment as of June 30, 2023 and 2022 consisted of the following (in thousands):

	June 30,	
	2023	2022
Buildings	$ 143,496	$ 143,509
Machinery and equipment	130,151	113,665
Land	86,642	84,616
Building and leasehold improvements[1]	59,634	55,034
Furniture and fixtures[1]	36,303	33,417
Software	23,098	23,186
Buildings construction in progress	303	303
	479,627	453,730
Accumulated depreciation and amortization	(189,387)	(167,758)
Property, plant and equipment, net	$ 290,240	$ 285,972

(1)   Certain amounts have been reclassified from Furniture and fixtures to Building and leasehold improvements for the year ended June 30, 2022 to conform to current year presentation.

Note 7. **Short-term and Long-term Debt**

Short-term and long-term debt obligations as of June 30, 2023 and 2022 consisted of the following (in thousands):

	June 30,	
	2023	**2022**
Line of credit:		
2018 Bank of America Credit Facility	$ —	$ 268,245
2022 Bank of America Credit Facility	—	9,500
Cathay Bank Line of Credit	131,583	30,000
2021 CTBC Credit Lines	—	84,800
HSBC Bank Credit Facility	—	30,000
2021 E.SUN Bank Credit Facility	—	7,800
Mega Bank Credit Facility	—	3,500
Total line of credit	131,583	433,845
Term loan facilities:		
Chang Hwa Bank Credit Facility due October 15, 2026	26,853	33,643
CTBC Term Loan Facility, due June 4, 2030	38,208	40,372
2021 CTBC Credit Lines, due August 15, 2026	4,721	5,468
2021 E.SUN Bank Credit Facility, due September 15, 2026	33,513	43,064
2022 ESUN Bank Credit Facility, due August 15, 2027	16,756	—
Mega Bank Credit Facility, due September 15, 2026	38,668	40,372
Total term loans	158,719	162,919
Total debt	290,302	596,764
Short-term debt and current portion of long-term debt	170,123	449,146
Debt, non-current	$ 120,179	$ 147,618

Activities under Revolving Lines of Credit and Term Loans

Available borrowings and interest rates as of June 30, 2023 and June 30, 2022 consisted of the following (in thousands except for percentages):

	June 30, 2023		June 30, 2022	
	Available borrowings	Interest rate	Available borrowings	Interest rate
Line of credit:				
2018 Bank of America Credit Facility	$ 350,000	6.57%	$ 81,755	2.53%
2022 Bank of America Credit Facility	$ 20,000	3.36%	$ 10,500	1.85%
Cathay Bank Line of Credit	$ 417	7.08%	$ 102,000	4.00%
2021 CTBC Credit Lines	$ —	—	$ 20,200	1.80% - 2.52%
2022 CTBC Credit Line	$ 105,000	3.33%	$ —	—
Chang Hwa Bank Credit Facility	$ 20,000	6.58%	$ 20,000	3.50%
HSBC Bank Credit Facility	$ 50,000	4.50%	$ —	1.95% - 2.20%
2021 E.SUN Bank Credit Facility	$ —	—	$ 22,200	1.80%
2022 E.SUN Bank Credit Facility	$ 30,000	4.18%	$ —	—
Mega Bank Credit Facility	$ 20,000	2.55%	$ 16,500	1.85%
Term loan facilities:				
Chang Hwa Bank Credit Facility due October 15, 2026	$ —	1.55%	$ —	1.18%
CTBC Term Loan Facility, due June 4, 2030	$ —	1.20%	$ —	0.83%
2021 CTBC Credit Lines, due August 15, 2026	$ —	1.40%	$ 6,308	1.03%
2021 E.SUN Bank Credit Facility, due September 15, 2026	$ 7,734	1.75%	$ 10,766	1.37%
2022 ESUN Bank Credit Facility, due August 15, 2027	$ —	1.75%	$ —	—
Mega Bank Credit Facility, due September 15, 2026	$ —	1.40% - 1.60%	$ —	1.02% - 1.22%

Bank of America

2018 Bank of America Credit Facility

In April 2018, the Company entered into a revolving line of credit with Bank of America for up to $250.0 million (as amended from time to time, the "2018 Bank of America Credit Facility"). On March 3, 2022, the 2018 Bank of America Credit Facility was amended to, among other items, increase the size of the facility from $200.0 million to $350.0 million and change provisions relating to payments and LIBOR replacement mechanics to SOFR. The obligations bear a base interest rate plus 0.5% to 1.5% based on the SOFR availability. The amendment was accounted for as a modification and the impact was immaterial to the consolidated financial statements. Prior to that, on June 28, 2021, the 2018 Bank of America Credit Facility was amended to, among other items, extend the maturity to June 28, 2026, and increase the maximum amount that the Company can request the facility be increased from $100 million to $150 million. Interest accrued on any loans under the 2018 Bank of America Credit Facility is due on the first day of each month, and the loans are due and payable in full on the termination date of the 2018 Bank of America Credit Facility. Voluntary prepayments are permitted without early repayment fees or penalties. Subject to customary exceptions, the 2018 Bank of America Credit Facility is secured by substantially all of Super Micro Computer's assets, other than real property assets. Under the terms of the 2018 Bank of America Credit Facility, the Company is not permitted to pay any dividends. The 2018 Bank of America Credit Facility contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company and its subsidiaries and contains a financial covenant, which requires that the Company maintain a certain fixed charge coverage ratio, for each twelve-month period while in a Trigger Period, as defined in the agreement, is in effect.

As of June 30, 2023 and 2022, the total outstanding borrowings under the 2018 Bank of America Credit Facility were $0.0 million and $268.2 million, respectively. The interest rate under the 2018 Bank of America Credit Facility as of June 30, 2023 and 2022 was 6.57% and 2.53%, respectively. The balance of debt issuance costs outstanding as of June 30, 2023 and June 30, 2022 was $0.7 million and $1.0 million, respectively. The Company is in compliance with all covenants under the 2018 Bank of America Credit Facility, and as of June 30, 2023, the Company's available borrowing capacity was $350.0 million, subject to the borrowing base limitation and compliance with other applicable terms.

2022 Bank of America Credit Facility

On March 23, 2022, the Company through its Taiwan subsidiary entered into an Uncommitted Facility Agreement for credit lines with Bank of America – Taipei Branch (the "2022 Bank of America Credit Facility"), for an amount not to exceed in aggregate $20.0 million. The interest rate will be quoted by Bank of America - Taipei Branch for each drawdown. As of June 30, 2023 and 2022, the total outstanding borrowings were $0.0 million and $9.5 million, respectively, with an interest rate of 3.36% and 1.85%, respectively, per annum under the 2022 Bank of America Credit Facility. As of June 30, 2023, the amount available for future borrowing under the 2022 Bank of America Credit Facility was $20.0 million.

Cathay Bank

Cathay Bank Line of Credit

On May 19, 2022 (the "Cathay Bank Effective Date"), the Company entered into a Loan Agreement (the "Cathay Bank Loan Agreement") with Cathay Bank pursuant to which Cathay Bank has agreed to provide a revolving line of credit of up to $132 million (the "Commitment") for the five-year period following the Cathay Bank Effective Date. On the fifth anniversary of the Cathay Bank Effective Date, the total outstanding borrowings under the Cathay Bank Loan Agreement will automatically be converted into a five-year term loan. The interest rate under the Cathay Bank Loan Agreement is based upon either the SOFR index or prime rate index, at the Company's quarterly election, plus a tiered spread that is based upon the average amounts deposited by the Company at Cathay Bank as a percentage of the Commitment. The spread is either 1.65% or 2.0% if the index is SOFR index, or 1.25% or 1.00% if the spread is the prime rate index with the higher spread applying in each case if an amount less than 25% of the Commitment is on deposit with Cathay Bank. Interest is payable monthly during the five-year period following the Cathay Bank Effective Date. After conversion to a term loan on the fifth anniversary of the Cathay Bank Effective Rate, interest is payable monthly based on a 20-year amortization schedule with the unpaid balance due at maturity. The Cathay Bank Loan Agreement has customary default provisions and is cross defaulted with other indebtedness to the extent such default causes a material adverse effect with respect to the Commitment. The Company is required to comply with certain covenants, including maintaining a fixed charge coverage ratio of at least 1.15:1.00. The Company is required to pay Cathay Bank an unused facility fee in the amount of 0.15% per annum of the undrawn Commitment payable quarterly in arrears. The Company is in compliance with all covenants under the Cathay Bank Loan Agreement.

Borrowings under the Cathay Bank Loan Agreement are secured against certain of the Company's properties located in San Jose, California (the "Collateral"). The Company has agreed to indemnify Cathay Bank with respect to certain environmental matters with respect to the Collateral. The Collateral is subject to re-appraisal every two years at the election of Cathay Bank, and Cathay Bank reserves the right to reduce the Commitment in accordance with such appraised values. As of June 30, 2023 and 2022 the outstanding borrowings under the Cathay Bank Loan Agreement were $131.6 million and $30.0 million, respectively. As of June 30, 2023, the Company's available borrowing capacity was $0.4 million under the Cathay Bank Loan Agreement.

CTBC Bank

CTBC Credit Facility

The Company through its Taiwan subsidiary was party to (i) that certain credit agreement, dated May 6, 2020, with CTBC Bank Co., Ltd. ("CTBC Bank"), which provided for a ten-year, non-revolving term loan facility (the "2020 CTBC Term Loan Facility") to obtain up to NTD 1,200.0 million ($40.7 million U.S. dollar equivalent) and (ii) that certain credit agreement, dated August 24, 2020, with CTBC Bank (the "CTBC Credit Facility"), which provided for total borrowings of up to $50.0 million (collectively, the "Prior CTBC Credit Lines").

As of June 30, 2023 and 2022, the amounts outstanding under the 2020 CTBC Term Loan Facility were $38.2 million and $40.4 million, respectively. The interest rates for these loans were 1.20% per annum as of June 30, 2023 and 0.83% as of June 30, 2022.The Company was in compliance with all financial covenants under 2020 CTBC Term Loan Facility as of June 30, 2023.

CTBC 2021 Credit Lines

On July 20, 2021 (the "Effective Date"), the Company through its Taiwan subsidiary entered into a general agreement for omnibus credit lines with CTBC Bank (the "2021 CTBC Credit Lines), which replaced the Prior CTBC Credit Lines in their entirety and permit borrowings, from time to time, pursuant to (i) a term loan facility of up to NTD 1,550.0 million ($55.4 million U.S. dollar equivalent) including the existing 2020 CTBC Term Loan Facility of NTD 1,200.0 million ($42.9 million U.S. dollar equivalent) and a new 75-month, non-revolving term loan facility of NTD 350.0 million ($12.5 million U.S. dollar equivalent) to use to purchase machinery and equipment for the Company's Bade Manufacturing Facility located in Taiwan (the "2021 CTBC Machine Loan"), and (ii) a line of credit facility of up to $105.0 million (the "2021 CTBC Credit Facility"), which increased the borrowing capacity of CTBC Credit Facility. The 2021 CTBC Credit Facility provides (i) a 12-month NTD 1,250.0 million ($44.7 million U.S. dollar equivalent) term loan facility secured by the land and building located in Bade, Taiwan with an interest rate equal to the lender's established NTD interest rate plus 0.50% per annum which is adjusted monthly, which term loan facility also includes a 12-month guarantee of up to NTD 100.0 million ($3.6 million U.S. dollar equivalent) with an annual fee equal to 0.50% per annum, and (ii) a 12-month revolving line of credit of up to 100% of eligible accounts receivable in an aggregate amount of up to $105.0 million with an interest rate equal to the lender's established USD interest rate plus 0.70% to 0.75% per annum which is adjusted monthly.

Interest rates are to be established according to individual credit arrangements established pursuant to the 2021 CTBC Credit Lines, which interest rates shall be subject to adjustment depending on the satisfaction of certain conditions. Term loans made pursuant to the 2021 CTBC Credit Lines are secured by certain of the Taiwan subsidiary's assets, including certain property, land, plant, and equipment. There are various financial covenants under the 2021 CTBC Credit Lines, including current ratio, debt service coverage ratio, and financial debt ratio requirements. Amounts outstanding under the Prior CTBC Credit Lines on the Effective Date were assumed by the 2021 CTBC Credit Lines.

As of June 30, 2023 and 2022, under the 2021 CTBC Machine Loan, the amounts outstanding were $4.7 million and $5.5 million, respectively. The interest rates for these loans were 1.40% per annum as of June 30, 2023 and 1.03% as of June 30, 2022. As of June 30, 2023 and 2022, the outstanding borrowings under the 2021 CTBC Credit Facility revolving line of credit were $0.0 million and $84.8 million, respectively. The interest rates ranged from 1.80% to 2.52% as of June 30, 2022. The Company was in compliance with all financial covenants under 2021 CTBC Machine Loan as of June 30, 2023.

2022 CTBC Credit Line

Pursuant to banking practices in Taiwan to confirm loan agreements annually, on October 3, 2022, the Company through the Taiwan Subsidiary entered into an Agreement for Individually Negotiated Terms and Conditions with CTBC (such credit line, the "2022 CTBC Credit Line") related to the 2021 CTBC Credit Lines. The terms of the 2022 CTBC Credit Line remain substantially similar to the 2021 CTBC Credit Line, except the 2022 CTBC Credit Line made certain minor amendments to the monthly interest payment date. The total borrowing cap under the whole arrangement is $105.0 million and NTD 1,550.0 million ($55.4 million U.S. dollar equivalent).

As of June 30, 2023, the amount available for future borrowing under the 2022 CTBC Credit Line was $105 million. As of June 30, 2023, the net book value of land and building located in Bade, Taiwan, collateralizing the 2022 CTBC Credit Line was $74.8 million.

Chang Hwa Bank

Chang Hwa Bank Credit Facility

On October 5, 2021 (the "Chang Hwa Bank Effective Date"), the Company through its Taiwan subsidiary entered into a credit facility (the "Chang Hwa Bank Credit Facility") with Chang Hwa Commercial Bank, Ltd. ("Chang Hwa Bank"). The Chang Hwa Bank Credit Facility permits borrowings of up to NTD 1,000.0 million ($36.0 million U.S. dollar equivalent), including up to $20.0 million as loans, advances, acceptances, bills, bank guarantees, overdrafts, letters of credit, and other types of drawdown instruments. The Chang Hwa Bank Credit Facility has customary default provisions permitting Chang Hwa Bank to terminate or reduce the credit limit, shorten the credit period, or deem all liabilities due and payable, including in cross-default provisions with respect to the other Taiwan subsidiary debt obligations. Under the Chang Hwa Bank Credit Facility, Chang Hwa Bank has the right to demand collateral for debts owed. Terms for specific drawdown instruments issued under the Chang Hwa Bank Credit Facility, such as credit amount, term of use, mode of drawdown, specific lending rate, and other relevant terms, are to be set forth in separate loan contracts (each, a "Loan Contract") negotiated with Chang Hwa Bank. On the Chang Hwa Bank Effective Date, three Loan Contracts were entered into. None of the three Loan Contracts are secured and there are no financial covenants. The Company is not a guarantor under Chang Hwa Bank Credit Facility.

On May 13, 2022, Chang Hwa Bank notified that they increased the borrowing capacity limit by $20.0 million.

As of June 30, 2023 and 2022, the total outstanding borrowings under the Chang Hwa Bank Credit Facility were denominated in NTD and remeasured into U.S. dollars of $26.9 million and $33.6 million, respectively. The interest rate under the Chang Hwa Bank Credit Facility as of June 30, 2023 and 2022 was 1.55% per annum and 1.175% per annum, respectively. As of June 30, 2023, the amount available for future borrowing under the Chang Hwa Bank Credit Facility was $20.0 million.

E.SUN Bank

2021 E.SUN Bank Credit Facility

The Company through its Taiwan subsidiary was party to that certain General Credit Agreement, dated December 2, 2020, with E.SUN Bank ("E.SUN Bank"), which provided for the issuance of loans, advances, acceptances, bills, bank guarantees, overdrafts, letters of credit, and other types of drawdown instruments up to a credit limit of US $30.0 million (the "Prior E.SUN Bank Credit Facility"). The term of the Prior E.SUN Bank Credit Facility expired on September 18, 2021.

On September 13, 2021 (the "Old E.SUN Bank Effective Date"), the Company through its Taiwan subsidiary entered into a new General Credit Agreement with E.SUN Bank, which replaced the Prior E.SUN Bank Credit Facility (the "2021 E.SUN Bank Credit Facility"). The 2021 E.SUN Bank Credit Facility permitted borrowings of up to (i) NTD 1,600.0 million ($57.6 million U.S. dollar equivalent) and (ii) $30.0 million as loans, advances, acceptances, bills, bank guarantees, overdrafts, letters of credit, and other types of drawdown instruments. Other terms of the 2021 E.SUN Bank Credit Facility were substantially identical to the Prior E.SUN Bank Credit Facility. Generally, interest for base rate loans made under the 2021 E.SUN Bank Credit Facility were based upon an average interbank overnight call loan rate in the finance industry (such as LIBOR or TAIFX) plus a fixed margin and is subject to occasional adjustment. The 2021 E.SUN Bank Credit Facility had customary default provisions permitting E.SUN Bank to terminate or reduce the credit limit, shorten the credit period, or deem all liabilities due and payable, including in the event the Taiwan subsidiary has an overdue liability at another financial organization. There were various financial covenants under the 2021 E.SUN Bank Credit Facility, including current ratio, net debt ratio, and interest coverage requirements to be reviewed on a yearly basis at fiscal year end.

Terms for specific drawdown instruments issued under the 2021 E.SUN Bank Credit Facility, such as credit amount, term of use, mode of drawdown, specific lending rate, and other relevant terms, were to be set forth in Notifications and Confirmation of Credit Conditions (a "Notification and Confirmation") negotiated with E.SUN Bank. A Notification and Confirmation was entered into on the Old E.SUN Bank Effective Date for (i) a five-year, non-revolving term loan facility to obtain up to NTD 1,600.0 million ($57.6 million U.S. dollar equivalent) in financing for use in research and development activities (the "Term Loan"), and (ii) a $30.0 million import loan (the "Import Loan") with a tenor of 120 days. As of June 30, 2023 and 2022, the total outstanding borrowings under the Term Loan were denominated in NTD and remeasured into U.S. dollars of $33.5 million and $43.1 million, respectively. The interest rates for the Term Loan were 1.75% per annum as of June 30, 2023 and 1.37% per annum as of June 30, 2022.

2022 E.SUN Bank Credit Facility

On August 9, 2022 (the "2022 E.SUN Bank Effective Date"), the Company through its Taiwan subsidiary, entered into a new General Credit Agreement with E.SUN Bank, which replaced the 2021 E.SUN Bank Credit Facility (the "2022 E.SUN Bank Credit Facility"). The 2022 E.SUN Bank Credit Facility permits borrowings of up to (i) NTD 1.8 billion ($61.0 million U.S. dollar equivalent) and (ii) US $30.0 million. Other terms of the 2022 E.SUN Bank Credit Facility are substantially identical to the 2021 E.SUN Bank Credit Facility. Generally, interest for base rate loans made under the 2022 E.SUN Bank Credit Facility are based upon an average interbank overnight call loan rate in the finance industry (such as TAIFX) plus a fixed margin and is subject to occasional adjustment. The 2022 E.SUN Bank Credit Facility has customary default provisions permitting E.SUN Bank to terminate or reduce the credit limit, shorten the credit period, or deem all liabilities due and payable, including in the event the Taiwan subsidiary has an overdue liability at another financial organization. The Company is not a guarantor of the New E.SUN Bank Credit Facility.

Terms for specific drawdown instruments issued under the 2022 E.SUN Bank Credit Facility, such as credit amount, term of use, mode of drawdown, specific lending rate, and other relevant terms, are to be set forth in a Notifications and Confirmation. Under a Notification and Confirmation entered into on the 2022 E.SUN Bank Effective Date, the Taiwan subsidiary and E.SUN Bank have agreed to both a Medium Term Credit Loan of NTD 680.0 million ($23.0 million U.S. dollar equivalent) with a tenor of five years (the "Medium Term Loan") and a drawdown of US $30.0 million under the 2022 E.SUN Bank Credit Facility for an import loan with a tenor of 120 days (the "2022 Import O/A Loan"). With respect to the Medium Term Loan, the interest rate thereunder is based upon a floating annual rate plus a fixed margin, subject to adjustment under certain circumstances. Interest payments are due on a monthly basis. Principal is amortized evenly on a monthly basis, with principal payments subject to a one year grace period prior to the commencement of repayment. The Medium Term Loan will be used by the Taiwan subsidiary to support its manufacturing activities (such as purchase of materials and components) ("Use of Proceeds"). Drawdowns may be in amounts of up to 80% of permitted Use of Proceeds expenses. The Taiwan subsidiary is subject to various financial covenants in connection with the Medium Term Loan, including a current ratio, net debt to equity ratio, and interest coverage ratio. The current Medium Term Loan and the prior medium term loan under the Prior E.SUN Bank Credit Facility shall not exceed in aggregate NTD 1.8 billion. With respect to the 2022 Import O/A Loan, the period of use is between April 28, 2022 and April 28, 2023. The interest rate thereunder is based on TAIFX3 plus a fixed margin, subject to negotiation on a monthly basis and adjustment under certain circumstances. Interest payments are due on a monthly basis, and the principal is repayable on the due date. Neither the Medium Term Loan nor 2022 Import O/A loan are secured. As of June 30, 2023, the amount outstanding under the Medium Term Loan was denominated in NTD and remeasured into US dollars of $16.8 million.

The Company was in compliance with all financial covenants under 2021 E.SUN Bank Credit Facility and 2022 E.SUN Bank Credit Facility as of June 30, 2023.

On June 17, 2023, the Company through the Taiwan subsidiary, entered into a Notification and Confirmation pursuant to which the Taiwan subsidiary and E.SUN Bank agreed to drawdowns of up to US$30 million for an import o/a financing loan with a tenor of 120 days (the "2023 Import O/A Loan"). The period of use is between May 16, 2023 and May 16, 2024. The interest rate thereunder is based on TAIFX3 plus a fixed margin, subject to negotiation on a monthly basis and adjustment under certain circumstances. Interest payments are due on a monthly basis, and principal is repayable on the due date. The 2023 Import O/A Loan is not secured. Such Notification and Confirmation replaced the Notification and Confirmation entered into on the 2022 E.SUN Bank Effective Date related to the 2022 Import O/A Loan.

As of June 30, 2023 and June 30, 2022, the amounts outstanding under the Import Loan were $0.0 million and $7.8 million, respectively. The interest rate for the fiscal year ended June 30, 2022 was 1.81% per annum. As of June 30, 2023, the amount available for future borrowing under the Import O/A Loan was $30 million.

HSBC Bank

HSBC Bank Credit Facility

On January 7, 2022 (the "HSBC Bank Effective Date"), the Company, through its Taiwan subsidiary, entered into a General Loan, Export/Import Financing, Overdraft Facilities and Securities Agreement (the "Loan Agreement") with a Taiwan affiliate of HSBC Bank ("HSBC Bank"). The Loan Agreement provides for borrowings in the form of loans, export/import financings, overdrafts, commercial paper guaranties, and other types of drawdown instruments. The Loan Agreement has customary default provisions permitting HSBC Bank to terminate or reduce the credit limit, shorten the credit period, or deem all liabilities due and payable, including in the event the Company's Taiwan subsidiary fails to make payment of sums under another agreement which permits acceleration of maturity of such indebtedness. The Company is not a guarantor of the Loan Agreement.

Terms for specific drawdown instruments issued under the Loan Agreement, such as credit amount, term of use, mode of drawdown, specific lending rate, and other relevant terms, may be set forth in facility letters (each, a "Facility Letter") negotiated with HSBC Bank. Under a Facility Letter entered into on the HSBC Bank Effective Date, the Company's Taiwan subsidiary and HSBC Bank agreed to a $30.0 million export/seller trade facility under the Loan Agreement with a tenor of 120 days. The interest rate thereunder is based on HSBC Bank's base rate plus a fixed margin, subject to adjustment under certain circumstances. Interest payments are due on a monthly basis, and principal is repayable on the due date.

On February 7, 2023, the Company through the Taiwan subsidiary, entered into a new facility letter (the "New Facility Letter") with the Taiwan affiliate of HSBC Bank which expanded the prior $30 million facility letter entered into with HSBC Bank on January 7, 2022. The New Facility Letter permits borrowings up to a combined aggregate limit of $50.0 million which may be comprised of borrowings under a New Taiwan Dollar revolving facility with a sub-limit of NTD 300 million (the "NTD Revolver") and an export/seller facility with a sub-limit of $50 million (the "Export/Seller Facility"). Interest under both the NTD Revolver and Export/Seller Facility is based on HSBC Bank's base rate plus a fixed margin, subject to adjustment under certain circumstances. Interest payments thereunder are due on a monthly basis, or such other interest period as agreed by HSBC Bank, and principal is repayable on the due date. Amounts due under the New Facility Letter are currently not secured, but subject to HSBC Bank's right of set-off and right to repayment on demand and call for cash cover. As of June 30, 2023 and 2022, the outstanding borrowings under the HSBC Credit Facility were $0.0 million and $30.0 million, respectively. The interest rates for these loans were 4.50% per annum as of June 30, 2023 and ranged from 1.95% to 2.20% as of June 30, 2022. As of June 30, 2023, the amount available for future borrowing under the New Facility Letter was $50.0 million.

Mega Bank

Mega Bank Credit Facilities

On September 13, 2021 (the "Mega Bank Effective Date"), the Company through its Taiwan subsidiary entered into a NTD 1,200.0 million ($43.2 million U.S. dollar equivalent) credit facility (the "Mega Bank Credit Facility") with Mega International Commercial Bank ("Mega Bank"). The Mega Bank Credit Facility will be used to support manufacturing activities (such as purchase of materials and components), and to provide medium-term working capital (the "Permitted Uses"). Drawdowns under the Mega Bank Credit Facility may be made through December 31, 2024, with the first drawdown date not later than November 5, 2021. The first drawdown date was on October 4, 2021. Drawdowns may be in amounts of up to 80% of Permitted Uses certified to the Bank in drawdown certificates. The interest rate depends upon the amount borrowed under Mega Bank Credit Facility, and as of the Mega Bank Effective Date, ranged from 0.645% to 0.845% per annum. The interest rate is subject to adjustment in certain circumstances, such as events of default. Interest is payable monthly. Principal payments for amounts borrowed commence on the 15th day of the month following two years after the first drawdown and are repaid in monthly installments over a period of three years thereafter. The Mega Bank Credit Facility is unsecured and has customary default provisions permitting Mega Bank to reduce or cancel the extension of credit, or declare all principal and interest amounts immediately due and payable. As of June 30, 2023, the total outstanding borrowings under the Mega Bank Credit Facility were denominated in NTD and remeasured into U.S. dollars of $38.7 million and the interest rates ranged from 1.40% to 1.60% per annum. As of June 30, 2022, the total outstanding borrowings under the Mega Bank Credit Facility were denominated in NTD and remeasured into U.S. dollars of $40.4 million and the interest rates ranged from 1.02% to 1.22% per annum.

Credit Agreement with Mega Bank

On April 25, 2022, the Company through its Taiwan subsidiary, entered into a $20.0 million (or foreign currency equivalent) (the "2022 Credit Limit") Omnibus Credit Authorization Agreement (the "2022 Omnibus Credit Authorization Agreement") with Mega Bank. The 2022 Omnibus Credit Authorization Agreement permits individual credit authorizations subject to specified drawdown conditions up to the 2022 Credit Limit (on a revolving basis) to be used as loans for the purchase of materials or supplies.

Pursuant to the 2022 Omnibus Credit Authorization Agreement, the Taiwan subsidiary also entered into both a Credit Authorization Agreement (the "2022 Credit Authorization Agreement") and Credit Authorization Approval Notice (the "2022 Credit Authorization Approval Notice") with Mega Bank and an associated branch of Mega Bank, respectively. Pursuant to such Agreement and Notice, Mega Bank permits the Taiwan subsidiary to make drawdowns up to the 2022 Credit Limit for short-term loans for material purchases with a tenor not to exceed 120 days on a revolving basis. Drawdowns may be made through March 2023. The interest rate for each individual credit authorization is adjusted according to the Mega Bank's USD basic loan interest rate at the time of signing the agreement which was 0.90% per annum. Interest on such drawdowns is based upon TAIFX OFFER for six months plus 0.23% then divided by 0.946, subject to periodic adjustment and adjustment in certain other circumstances, such as failure to maintain a sufficient balance in a demand deposit account with Mega Bank which are subject to the bank's right of set off. The interest rate shall be adjusted once every month but shall not be lower than the USD basic loan interest rate plus 0.1%. If the loan involves the acceptance of a bill of exchange, the Company would be required to pay a handling fee at the annual rate of 0.75% calculated based on the number of actual acceptance days. The fee is paid in full upon acceptance and a minimum handling fee of NTD 400 is charged for each transaction. Amounts borrowed are otherwise unsecured, and the 2022 Credit Authorization Agreement has customary default provisions permitting Mega Bank to reduce the extension of credit, shorten the term for loan repayment or declare all of the amounts immediately due and payable. The Company is not a guarantor under the 2022 Credit Authorization Agreement or 2022 Credit Authorization Approval Notice.

On June 17, 2023, the Company through its Taiwan subsidiary, entered into a new Omnibus Credit Authorization Agreement (the "2023 Omnibus Authorization Agreement) and a Credit Authorization Approval Notice (the "2023 Credit Authorization Approval Notice") with Mega Bank with the same 2022 Credit Limit which replaced the 2022 Omnibus Credit Authorization Agreement. Pursuant to such 2023 Credit Authorization Approval Notice, the associated Mega Bank branch permits the Taiwan subsidiary to make drawdowns up to the Credit Limit for short-term loans for material purchases and operating revolving with a tenor not to exceed 120 days for material purchases and 180 days on a revolving basis. Interest on material purchases drawdown denominated in US dollar is based upon TAIFX OFFER for either three or six months and operating revolving drawdown denominated in New Taiwan dollar is based upon TAIBOR OFFER for either three or six months, subject to periodic adjustment and adjustment in certain other circumstances, such as failure to maintain a sufficient balance in a demand deposit account with Mega Bank which are subject to the bank's right of set off. Amounts borrowed are otherwise unsecured. The Company is not a guarantor under the 2023 Credit Authorization Approval Notice.

As of June 30, 2023, the amount outstanding under the 2023 Credit Authorization Agreement was $0.0 million. As of June 30, 2023, there was no amount outstanding under the 2022 Credit Authorization Agreement. As of June 30, 2022, the amount outstanding under the 2022 Credit Authorization Agreement was $3.5 million. The interest rates for the fiscal year ended June 30, 2023 and June 30, 2022, were 2.55% and 1.85% per annum, respectively. As of June 30, 2023, the amount available for future borrowing under the Credit Limit was $20.0 million.

Principal payments on short-term and long-term debt obligations are due as follows (in thousands):

Fiscal Year:	Principal Payments
2024	$ 170,123
2025	42,461
2026	42,461
2027	18,447
2028	6,222
2029 and thereafter	10,588
Total short-term and long-term debt	$ 290,302

Note 8.   Leases

The Company leases offices, warehouses and other premises, vehicles and certain equipment leased under non-cancelable operating leases. Operating lease expense recognized, and supplemental cash flow information related to operating leases for the years ended June 30, 2023 and 2022 were as follows (in thousands):

	Years Ended June 30,	
	2023	2022
Operating lease expense (including expense for lease agreements with related parties of $561 and $711 for the years ended June 30, 2023 and 2022, respectively)	$ 8,299	$ 8,265
Cash payments for operating leases (including payments to related parties of $524 and $766 for the years ended June 30, 2023 and 2022, respectively)	8,275	8,007
New operating lease assets obtained in exchange for operating lease liabilities	3,197	11,151

During the years ended June 30, 2023 and 2022, the Company's costs related to short-term lease arrangements for real estate and non-real estate assets were immaterial. Non-lease variable payments expensed in the years ended June 30, 2023, 2022 and 2021 were $1.8 million, $1.1 million and $1.8 million, respectively.

As of June 30, 2023, the weighted average remaining lease term for operating leases was 3.0 years and the weighted average discount rate was 3.1%. Maturities of operating lease liabilities under noncancelable operating lease arrangements as of June 30, 2023, were as follows (in thousands):

Fiscal Year:	Maturities of operating leases
2024	$ 7,756
2025	7,129
2026	3,000
2027	1,575
2028	536
Total future lease payments	$ 19,996
Less: Imputed interest	(836)
Present value of operating lease liabilities	$ 19,160

As of June 30, 2023, commitments under short-term lease arrangements and operating and financing leases that have not yet commenced were immaterial.

The Company has entered into lease agreements with related parties. See Part II, Item 8, Note 9, "Related Party Transactions" for a further discussion.

Note 9.   **Related Party Transactions**

The Company has a variety of business relationships with Ablecom and Compuware. Ablecom and Compuware are both Taiwan corporations. Ablecom is one of the Company's major contract manufacturers; Compuware is both a distributor of the Company's products and a contract manufacturer for the Company. Ablecom's Chief Executive Officer, Steve Liang, is the brother of Charles Liang, the Company's President, Chief Executive Officer and Chairman of the Board. Steve Liang and his family members owned approximately 28.8% of Ablecom's stock and Charles Liang and his spouse, Sara Liu, who is also an officer and director of the Company, collectively owned approximately 10.5% of Ablecom's capital stock as of June 30, 2023. Bill Liang, a brother of both Charles Liang and Steve Liang, is a member of the Board of Directors of Ablecom. Bill Liang is also the Chief Executive Officer of Compuware, a member of Compuware's Board of Directors and a holder of a significant equity interest in Compuware. Steve Liang is also a member of Compuware's Board of Directors and is an equity holder of Compuware. Neither Charles Liang nor Sara Liu own any capital stock of Compuware and the Company does not own any of Ablecom or Compuware's capital stock.

Dealings with Ablecom

The Company has entered into a series of agreements with Ablecom, including multiple product development, production and service agreements, product manufacturing agreements, manufacturing services agreements and lease agreements for warehouse space.

Under these agreements, the Company outsources to Ablecom a portion of its design activities and a significant part of its server chassis manufacturing as well as an immaterial portion of other components. Ablecom manufactured approximately 91.9%, 88.2% and 91.8% of the chassis included in the products sold by the Company during fiscal years 2023, 2022 and 2021, respectively. With respect to design activities, Ablecom generally agrees to design certain agreed-upon products according to the Company's specifications, and further agrees to build the tools needed to manufacture the products. The Company pays Ablecom for the design and engineering services, and further agrees to pay Ablecom for the tooling. The Company retains full ownership of any intellectual property resulting from the design of these products and tooling.

With respect to the manufacturing aspects of the relationship, Ablecom purchases most of materials needed to manufacture the chassis from third parties and the Company provides certain components used in the manufacturing process (such as power supplies) to Ablecom through consignment or sales transactions. Ablecom uses these materials and components to manufacture the completed chassis and then sell them back to the Company. For the components purchased from the Company, Ablecom sells the components back to the Company at a price equal to the price at which the Company sold the components to Ablecom. The Company and Ablecom frequently review and negotiate the prices of the chassis the Company purchases from Ablecom. In addition to inventory purchases, the Company also incurs other costs associated with design services, tooling and other miscellaneous costs from Ablecom.

The Company's exposure to financial loss as a result of its involvement with Ablecom is limited to potential losses on its purchase orders in the event of an unforeseen decline in the market price and/or demand of the Company's products such that the Company incurs a loss on the sale or cannot sell the products. Outstanding cancellable and non-cancellable purchase orders from the Company to Ablecom on June 30, 2023 were $37.4 million and $23.7 million, respectively, and outstanding cancellable and non-cancellable purchase orders from the Company to Ablecom on June 30, 2022 were $39.5 million and $36.0 million, respectively, effectively representing the exposure to financial loss. The Company does not directly or indirectly guarantee any obligations of Ablecom, or any losses that the equity holders of Ablecom may suffer. Since Ablecom manufactures substantially all the chassis that the Company incorporates into its products, if Ablecom were to suddenly be unable to manufacture chassis for the Company, the Company's business could suffer if the Company is unable to quickly qualify substitute suppliers who can supply high-quality chassis to the Company in volume and at acceptable prices.

Dealings with Compuware

The Company has entered into a distribution agreement with Compuware, under which the Company appointed Compuware as a non-exclusive distributor of the Company's products in Taiwan, China and Australia. Compuware assumes the responsibility to install the Company's products at the site of the end customer, if required, and administers customer support in exchange for a discount from the Company's standard price for its purchases.

The Company also has entered into a series of agreements with Compuware, including multiple product development, production and service agreements, product manufacturing agreements, and lease agreements for office space.

Under these agreements, the Company outsources to Compuware a portion of its design activities and a significant part of its power supplies manufacturing as well as an immaterial portion of other components. With respect to design activities, Compuware generally agrees to design certain agreed-upon products according to the Company's specifications, and further agrees to build the tools needed to manufacture the products. The Company pays Compuware for the design and engineering services, and further agrees to pay Compuware for the tooling. The Company retains full ownership of any intellectual property resulting from the design of these products and tooling. With respect to the manufacturing aspects of the relationship, Compuware purchases most of materials needed to manufacture the power supplies from outside markets and uses these materials to manufacture the products and then sell those products to the Company. The Company and Compuware frequently review and negotiate the prices of the power supplies the Company purchases from Compuware.

Compuware also manufactures motherboards, backplanes and other components used on printed circuit boards for the Company. The Company sells to Compuware most of the components needed to manufacture the above products. Compuware uses the components to manufacture the products and then sells the products back to the Company at a purchase price equal to the price at which the Company sold the components to Compuware, plus a "manufacturing value added" fee and other miscellaneous material charges and costs, including overhead and labor. The Company and Compuware frequently review and negotiate the amount of the "manufacturing value added" fee that will be included in the price of the products the Company purchases from Compuware. In addition to the inventory purchases, the Company also incurs costs associated with design services, tooling assets, and miscellaneous costs.

The Company's exposure to financial loss as a result of its involvement with Compuware is limited to potential losses on its purchase orders in the event of an unforeseen decline in the market price and/or demand of the Company's products such that the Company incurs a loss on the sale or cannot sell the products. Outstanding cancellable and non-cancellable purchase orders from the Company to Compuware on June 30, 2023 were $156.2 million and $46.8 million, respectively, and outstanding cancellable and non-cancellable purchase orders from the Company to Compuware on June 30, 2022 were $213.3 million and $44.3 million, respectively, effectively representing the exposure to financial loss. The Company does not directly or indirectly guarantee any obligations of Compuware, or any losses that the equity holders of Compuware may suffer.

Dealings with Investment in a Corporate Venture

In October 2016, the Company entered into agreements pursuant to which the Company contributed certain technology rights in connection with an investment in a privately held company located in China to expand the Company's presence in China. The Corporate Venture is 30% owned by the Company and 70% owned by another company in China. The transaction was closed in the third fiscal quarter of 2017 and the investment is accounted for using the equity method. As such, the Corporate Venture is also a related party.

The Company recorded a deferred gain related to the contribution of certain technology rights. There was no balance in the deferred gain in the consolidated balance sheets as of June 30, 2023 and 2022.

The Company monitors the investment for events or circumstances indicative of potential impairment and makes appropriate reductions in carrying values if it determines that an impairment charge is required. In June 2020, the third-party parent company that controls the Corporate Venture was placed on a U.S. government export control list, along with several of such third-party parent's related entities and a separate listing for one of its subsidiaries. The Corporate Venture is not itself a restricted party. The Company has concluded that the Corporate Venture is in compliance with the new restrictions. The Company does not believe that the equity investment carrying value is impacted as of June 30, 2023. No impairment charge was recorded for the fiscal years ended June 30, 2023 and 2022. As of June 30, 2023 and 2022, the investment in this Corporate Venture was $2.0 million and $5.3 million, respectively.

The Company sold products worth $24.2 million, $121.0 million, and $51.2 million to the Corporate Venture in the fiscal years 2023, 2022 and 2021, respectively, and the Company's share of intra-entity profits on the products that remained unsold by the Corporate Venture as of June 30, 2023 and June 30, 2022 have been eliminated and have reduced the carrying value of the Company's investment in the Corporate Venture. To the extent that the elimination of intra-entity profits reduces the investment balance below zero, such amounts are recorded within accrued liabilities. The Company had $1.9 million and $8.0 million due from the Corporate Venture in accounts receivable, net as of June 30, 2023 and 2022, respectively.

The Company had the following balances related to transactions with its related parties as of the fiscal years ended June 30, 2023, 2022 and 2021 (in thousands):

	Ablecom Years Ended June 30,			**Compuware** Years Ended June 30,			**Corporate Venture** Years Ended June 30,			**MPS**[3] Years Ended June 30,			**Total** Years Ended June 30,		
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Accounts receivable	$ 2	$ 2	$ 2	$ 3,528	$ 404	$ 198	$ 1,943	$ 7,992	$ 8,478	$ —	$ —	$ —	$ 5,473	$ 8,398	$ 8,678
Other receivable [1]	$ 2,841	$ 4,816	$ 5,575	$24,891	$19,596	$18,173	$ —	$ —	$ —	$ —	$ —	$ 89	$27,732	$24,412	$23,837
Accounts payable	$35,711	$42,463	$38,152	$53,423	$44,892	$31,944	$ —	$ —	$ —	$ —	$ —	$ —	$89,134	$87,355	$70,096
Accrued liabilities [2]	$ 1,230	$ 3,531	$ 3,042	$12,787	$15,145	$14,486	$ —	$ —	$ 1,000	$ —	$ —	$ —	$14,017	$18,676	$18,528

(1) Other receivables include receivables from vendors included in prepaid and other current assets.
(2) Includes current portion of operating lease liabilities included in other current liabilities.
(3) The Company procures certain semiconductor products from Monolithic Power Systems, Inc. (“MPS”), a fabless manufacturer of high-performance analog and mixed-signal semiconductors, through its contract manufacturers for use in its products. A former member of the Board of Directors who served until May 18, 2022 also serves as an officer of MPS. As a result, MPS ceased being a related party in the quarter ended September 30, 2022.

The Company's results from transactions with its related parties for each of the fiscal years ended June 30, 2023, 2022 and 2021, are as follows (in thousands):

	Ablecom Years Ended June 30,			**Compuware** Years Ended June 30,			**Corporate Venture** Years Ended June 30,			**MPS** [1] Years Ended June 30,			**Total** Years Ended June 30,		
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Net sales	$ 8	$ 15	$ (23)	$36,286	$26,085	$27,865	$24,243	$120,99	$51,176	$ —	$ —	$ —	$60,537	$147,09	$79,018
Purchases - inventory	$167,801	$192,44	$122,243	$216,961	$170,300	$113,400	$ —	$ —	$ —	$ —	$ 8,335	$ 3,915	$384,76	$371,07	$239,55
Purchases - other miscellaneous items	$12,131	$8,265	$ 8,609	$ 2,011	$ 1,455	$ 1,813	$ —	$ —	$ —	$ —	$ —	$ —	$14,142	$ 9,720	$10,422

(1) The Company procures certain semiconductor products from MPS, a fabless manufacturer of high-performance analog and mixed-signal semiconductors, through its contract manufacturers for use in its products. A former member of the Board of Directors who served until May 18, 2022 also serves as an officer of MPS. As a result, MPS ceased being a related party in the quarter ended September 30, 2022.

The Company's cash flow impact from transactions with its related parties for the fiscal years ended June 30, 2023, 2022 and 2021, are as follows (in thousands):

	Ablecom Years Ended June 30,			Compuware Years Ended June 30,			Corporate Venture Years Ended June 30,			MPS[1] Years Ended June 30,			Total Years Ended June 30,		
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Changes in accounts receivable	$ —	$ —	$ (29)	$ (3,124)	$ (206)	$ 740	$ 6,049	$ 486	$ (677)	$ —	$ —	$ —	$ 2,925	$ 280	$ 34
Changes in other receivable	$ 1,975	$ 759	$ 832	$ (5,295)	$ (1,423)	$ (4,788)	$ —	$ —	$ —	$ —	$ 89	$ (13)	$ (3,320)	$ (575)	$ (3,969)
Changes in accounts payable	$ (6,752)	$ 4,311	$ 1,198	$ 8,531	$ 12,948	$ (3,470)	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,779	$ 17,259	$ (2,272)
Changes in accrued liabilities	$ (2,301)	$ 489	$ (59)	$ (2,358)	$ 659	$ 3,381	$ —	$ (1,000)	$ (1,000)	$ —	$ —	$ —	$ (4,659)	$ 148	$ 2,322
Changes in other long-term liabilities	$ —	$ —	$ (513)	$ (321)	$ 499	$ (186)	$ —	$ —	$ (1,000)	$ —	$ —	$ —	$ (321)	$ 499	$ (1,699)
Purchases of property, plant and equipment	$ 7,498	$ 4,678	$ 7,110	$ 346	$ 140	$ 237	$ —	$ —	$ —	$ —	$ —	$ —	$ 7,844	$ 4,818	$ 7,347
Unpaid property, plant and equipment	$ 777	$ 583	$ 338	$ 33	$ 106	$ 62	$ —	$ —	$ —	$ —	$ —	$ —	$ 810	$ 689	$ 400

(1) The Company procures certain semiconductor products from MPS, a fabless manufacturer of high-performance analog and mixed-signal semiconductors, through its contract manufacturers for use in its products. A former member of the Board of Directors who served until May 18, 2022 also serves as an officer of MPS. As a result, MPS ceased being a related party in the quarter ended September 30, 2022.

Tripartite Agreement

On November 8, 2021, Super Micro Computer Inc., Taiwan (the "Subsidiary"), a Taiwan corporation and wholly-owned subsidiary of the Company, entered into a Tripartite Agreement (the "Agreement") with Ablecom and Compuware related to a three-way purchase of land. Ablecom advised that its underlying agreements to acquire land from the third-party landowners in proximity to the Company's campus in Bade, Taiwan have been terminated, and during the quarter ended December 31, 2022, the Agreement was terminated.

Note 10.   Stock-based Compensation and Stockholders' Equity

Equity Incentive Plan

On June 5, 2020, the stockholders of the Company approved the 2020 Equity and Incentive Compensation Plan (the "Original 2020 Plan"). The maximum number of shares available under the Original 2020 Plan was 5,000,000 plus 1,045,000 shares of common stock that remained available for future awards under the 2016 Equity Incentive Plan (the "2016 Plan"), at the time of adoption of the Original 2020 Plan. No other awards can be granted under the 2016 Plan and 7,246,000 shares of common stock remain reserved for outstanding awards issued under the Original 2016 Plan at the time of adoption of the Original 2020 Plan. On May 18, 2022, the stockholders of the Company approved an amendment and restatement of the Original 2020 Plan (as amended and restated, the "2020 Plan") which, among other things, increased the number of shares available for award under the 2020 Plan by an additional 2,000,000 shares.

Under the 2020 Plan, the Company can grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, dividend equivalents, and certain other awards, including those denominated or payable in, or otherwise based on, the Company's common stock. The exercise price per share for incentive stock options granted to employees owning shares representing more than 10% of the Company's outstanding voting stock at the time of grant cannot be less than 110% of the fair value of the underlying shares on the grant date. Nonqualified stock options and incentive stock options granted to all other persons are granted at a price not less than 100% of the fair value. Options generally expire ten years after the date of grant. Stock options and RSUs generally vest over four years; 25% at the end of one year and one sixteenth per quarter thereafter.

As of June 30, 2023, the Company had 2,000,549 authorized shares available for future issuance under the 2020 Plan.

Common Stock Repurchase and Retirement

On January 29, 2021, a duly authorized subcommittee of the Board approved a share repurchase program to repurchase up to an aggregate of $200.0 million of the Company's common stock at market prices. The program was effective until July 31, 2022 or if earlier, until the maximum amount of common stock is repurchased (the "Prior Repurchase Program"). 1,391,171 shares of common stock were repurchased and retired for an aggregate $50.0 million as of June 30, 2021. The Company had $150.0 million of remaining availability under the Prior Repurchase Program as of June 30, 2022. There were no shares repurchased under the Prior Repurchase Program during fiscal year 2022, and the remainder of such Prior Repurchase Program expired on July 31, 2022.

During the fiscal year ended June 30, 2021, the Company repurchased and retired 4,209,211 shares of common stock for an aggregated $130.0 million. Additionally, the Company retired 1,333,125 shares of common stock repurchased in prior years.

On August 3, 2022, after the expiration of a prior share repurchase program on July 31, 2022, a duly authorized subcommittee of the Company's Board approved a new share repurchase program to repurchase shares of the Company's common stock for up to $200 million at prevailing prices in the open market. The share repurchase program is effective until January 31, 2024 or until the maximum amount of common stock is repurchased, whichever occurs first. Under the common stock repurchase program, shares may be purchased from time to time in open market transactions, block trades, through plans established under the Securities Exchange Act Rule 10b5-1, or otherwise. The number of shares purchased and the timing of such purchases are based on working capital requirements, market and general business conditions, and other factors, including alternative investment opportunities.

During the fiscal year ended June 30, 2023, the Company repurchased and retired 1,553,350 shares of common stock for an aggregated $150.0 million. As of June 30, 2023, $50.0 million was available for additional repurchases of common stock.

Determining Fair Value

The Company's fair value of RSUs and PRSUs is based on the closing market price of the Company's common stock on the date of grant. The Company estimates the fair value of stock options granted using the Black-Scholes-option-pricing model. This fair value is then amortized ratably over the requisite service periods of the awards, which is generally the vesting period. The key inputs in using the Black-Scholes-option-pricing model were as follows:

Expected Term—The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on the Company's historical experience.

Expected Volatility—Expected volatility is based on the Company's implied and historical volatility.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input and the Company has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes valuation method is based on the United States Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

The fair value of stock option grants for the fiscal years ended June 30, 2023, 2022 and 2021 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended June 30,		
	2023	**2022**	**2021**
Risk-free interest rate	2.81% - 4.25%	0.81% - 3.02%	0.27% - 1.09%
Expected term	6.07 years	6.09 years	5.98 years
Dividend yield	— %	— %	— %
Volatility	50.62% - 53.47%	49.69% - 50.13%	50.03% - 50.43%
Weighted-average fair value	$ 62.08	$ 20.25	$ 14.92

The following table shows total stock-based compensation expense included in the consolidated statements of operations for the fiscal years ended June 30, 2023, 2022 and 2021 (in thousands):

	Years Ended June 30,		
	2023	**2022**	**2021**
Cost of sales	$ 4,574	$ 1,876	$ 1,762
Research and development	30,736	16,571	14,030
Sales and marketing	4,599	2,058	2,022
General and administrative	14,524	12,311	10,735
Stock-based compensation expense before taxes	54,433	32,816	28,549
Income tax impact	(18,106)	(12,220)	(8,574)
Stock-based compensation expense, net	$ 36,327	$ 20,596	$ 19,975

As of June 30, 2023, $24.0 million of unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.78 years and $102.7 million of unrecognized compensation cost related to unvested RSUs is expected to be recognized over a weighted-average period of 2.78 years. Additionally, as described below, $0.7 million of unrecognized compensation cost related to the 2021 CEO Performance Stock Option is expected to be recognized over a period of 0.8 years.

Stock Option Activity

In March 2021, the Company's Compensation Committee of the Board of Directors (the "Compensation Committee") approved the grant of a stock option award for 1,000,000 shares of common stock to the Company's CEO (the "2021 CEO Performance Stock Option"). The 2021 CEO Performance Stock Option has five vesting tranches with a vesting schedule based entirely on the attainment of operational milestones (performance conditions) and market conditions, assuming (1) continued employment either as the CEO or in such capacity as agreed upon between the Company's CEO and the Board and (2) service through each vesting date. Each of the five vesting tranches of the 2021 CEO Performance Stock Option will vest upon certification by the Compensation Committee that both (i) the market price milestone for such tranche, which begins at $45.00 per share for the first tranche and increases up to $120.00 per share thereafter (based on a 60 trading day average stock price), has been achieved, and (ii) any one of five operational milestones focused on total revenue, as reported under U.S. GAAP, have been achieved for the previous four consecutive fiscal quarters. Upon vesting and exercise, including the payment of the exercise price of $45.00 per share, prior to March 2, 2024, the Company's CEO must hold shares that he acquires until March 2, 2024, other than those shares sold pursuant to a cashless exercise where shares are simultaneously sold to pay for the exercise price and any required tax withholding.

The achievement status of the operational and stock price milestones as of June 30, 2023, was as follows:

Annualized Revenue Milestone	Achievement Status	Stock Price Milestone	Achievement Status
(in billions)			
$4.0	Achieved	$45	Achieved [1]
$4.8	Achieved	$60	Achieved [2]
$5.8	Achieved	$75	Achieved [3]
$6.8	Achieved	$95	Achieved [4]
$8.0	Probable	$120	Achieved [5]

(1) The vesting of the first tranche of 200,000 option shares under the 2021 CEO Performance Stock Option, representing one-fifth of such award, was certified by the Company's Compensation Committee in August 2022.
(2) The vesting of the second tranche of 200,000 option shares under the 2021 CEO Performance Stock Option representing one-fifth of such award was certified by the Company's Compensation Committee in October 2022.
(3) The vesting of the third tranche of 200,000 option shares under the 2021 CEO Performance Stock Option representing one-fifth of such award was certified by the Company's Compensation Committee in January 2023.
(4) On April 25, 2023, the Company's Compensation Committee certified achievement of the $95 stock price milestone based upon the 60 trading day average stock price from January 20, 2023 through April 17, 2023. The achievement of the $6.8 billion annualized revenue milestone is expected to be certified by the Company's Compensation Committee after the Annual Report on Form 10-K for the year ended June 30, 2023, is filed with the SEC. At such time, the Company's Compensation Committee is also expected to certify the vesting of the fourth tranche of 200,000 option shares under the 2021 CEO performance Stock Option representing one-fifth of such award.
(5) On June 19, 2023, the Compensation Committee certified achievement of the $120 stock price milestone based upon the 60 trading day average stock price from March 6, 2023 through May 30, 2023.

On the grant date, a Monte Carlo simulation was used to determine for each tranche (i) a fixed expense amount for such tranche and (ii) the future time when the market price milestone for such tranche was expected to be achieved, or its "expected market price milestone achievement time." Separately, based on a subjective assessment of the Company's future financial performance, each quarter, the Company will determine whether achievement is probable for each operational milestone that has not previously been achieved or deemed probable of achievement, and, if so, the future time when the Company expects to achieve that operational milestone, or its "expected operational milestone achievement time." When the Company first determines that an operational milestone has become probable of being achieved, the Company will allocate the entire expense for the related tranche over the number of quarters between the grant date and the then-applicable "expected vesting time." The "expected vesting time" at any given time is the later of (i) the expected operational milestone achievement time (if the related operational milestone has not yet been achieved) and (ii) the expected market price milestone achievement time (if the related market price milestone has not yet been achieved). The Company will immediately recognize a catch-up expense for all accumulated expenses from the grant date through the quarter in which the operational milestone was first deemed probable of being achieved. Each quarter thereafter, the Company will recognize the prorated portion of the then-remaining expense for the tranche based on the number of quarters between such quarter and the then-applicable expected vesting time, except that upon vesting of a tranche, all remaining expenses for that tranche will be immediately recognized.

During the fiscal year ended June 30, 2023, the Company recognized compensation expense related to the 2021 CEO Performance Stock Option of $4.9 million. As of June 30, 2023 and 2022, the Company had $0.7 million and $5.6 million, respectively, in unrecognized compensation cost related to the 2021 CEO Performance Stock Option. The unrecognized compensation cost as of June 30, 2023 is expected to be recognized over a period of 0.8 years.

The following table summarizes stock option activity during the fiscal years ended June 30, 2023, 2022 and 2021 under all plans:

	Options Outstanding	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Balance as of June 30, 2020	5,379,768	$ 19.38		
Granted	1,517,110	$ 40.49		
Exercised	(1,645,800)	$ 17.25		
Forfeited/Cancelled	(75,524)	$ 24.43		
Balance as of June 30, 2021	5,175,554	$ 26.17		
Granted	489,940	$ 40.23		
Exercised	(1,197,756)	$ 17.82		
Forfeited/Cancelled	(156,322)	$ 30.47		
Balance as of June 30, 2022	4,311,416	$ 29.99		
Granted	478,417	$ 74.98		
Exercised	(1,454,811)	$ 20.94		
Forfeited/Cancelled	(32,489)	$ 32.36		
Balance as of June 30, 2023	3,302,533	$ 40.47	6.49	$ 15,731
Options vested and exercisable at June 30, 2023	1,988,026	$ 32.03	5.19	$ 14,741

The total pretax intrinsic value of options exercised during the fiscal year ended June 30, 2023, 2022 and 2021 was $110.1 million, $29.6 million and $24.3 million, respectively. Additional information regarding options outstanding as of June 30, 2023, is as follows:

	Options Outstanding			Options Vested and Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price Per Share	Number Exercisable	Weighted-Average Exercise Price Per Share
$11.76 - $20.54	345,584	3.35	$ 17.17	338,383	$ 17.15
$20.80 - $25.40	355,430	5.17	$ 22.98	317,107	$ 22.93
$25.44 - $30.33	422,171	3.94	$ 27.59	383,610	$ 27.31
$33.36 - $37.88	368,194	4.80	$ 35.82	244,029	$ 35.56
$38.50 - $42.35	291,527	8.35	$ 40.12	84,931	$ 39.85
$45.00 - $45.00	1,000,000	7.67	$ 45.00	600,000	$ 45.00
$52.15 - $76.63	281,212	9.16	$ 60.14	19,966	$ 53.30
$78.25 - $78.25	96,080	9.57	$ 78.25	—	$ —
$93.28 - $93.28	134,835	9.82	$ 93.28	—	$ —
$137.23 - $137.23	7,500	9.85	$ 137.23	—	$ —
$11.76 - $137.23	3,302,533	6.49	$ 40.47	1,988,026	$ 32.03

RSU and PRSU Activity

In March 2020, the Compensation Committee granted a PRSU award to one of the Company's senior executives. The award vests in two tranches and includes service and performance conditions. Each tranche has 15,000 RSUs that vest in May 2021 and November 2021 based on service conditions only. Additional units can be earned based on revenue growth percentage in fiscal year 2020 compared to fiscal year 2019, which units would vest in May 2021, and based on revenue growth percentage in fiscal year 2021 compared to fiscal year 2020, which units have vested in November 2021. No additional units were earned for fiscal year 2020 as revenue decreased from fiscal year 2019. An additional 2,939 units were earned for fiscal year 2021 that vested on November 10, 2021.

The following table summarizes RSUs and PRSUs activity during the fiscal years ended June 30, 2023, and 2022 under all plans:

	Time-based RSUs Outstanding		Weighted Average Grant-Date Fair Value per Share	PRSUs Outstanding		Weighted Average Grant-Date Fair Value per Share
Balance as of June 30, 2020	1,768,027	$	20.08	42,000	$	22.29
Granted	1,334,418	$	31.54	30,000	$	34.27
Released	(984,406)	$	21.63	(27,000)	$	23.36
Forfeited	(263,083)	$	25.01	(30,000)	$	20.37
Balance as of June 30, 2021	1,854,956	$	26.79	15,000	$	34.27
Granted	1,121,451	$	38.99	2,939	$	34.27
Released	(745,702)	$	25.16	(17,939)	$	34.27
Forfeited	(351,632)	$	30.19	—	$	—
Balance as of June 30, 2022	1,879,073	$	33.72	—	$	—
Granted	1,282,890	$	73.21	—	$	—
Released	(993,635)	$	37.86	—	$	—
Forfeited	(125,342)	$	43.10	—	$	—
Balance as of June 30, 2023	2,042,986	$	55.94	—	$	—

The total pretax intrinsic value of RSUs and PRSUs vested was $95.0 million, $33.1 million and $32.6 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively. In fiscal years 2023, 2022 and 2021, the Company withheld 304,752, 232,461 and 274,620 shares with value equivalent to the employees' minimum statutory obligation for the applicable income and other employment taxes from the vesting and release of 993,635, 763,641 and 1,011,406 RSUs and PRSUs, respectively, and remitted the cash to the appropriate taxing authorities. The total shares withheld were based on the value of the RSUs on their respective vesting dates as determined by the Company's closing stock price. Total payments for the employees' tax obligations to tax authorities were $28.2 million, $10.1 million and $8.7 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively, and are reflected as a financing activity within the consolidated statements of cash flows. Pursuant to the terms of the 2020 and 2016 Plan, shares withheld in connection with net-share settlements are returned to the 2020 and 2016 Plan, respectively, and are available for future grants under the 2020 Plan.

Note 11.   **Income Taxes**

The components of income before income tax provision for the fiscal years ended June 30, 2023, 2022 and 2021 are as follows (in thousands):

	Years Ended June 30,		
	2023	2022	2021
United States	$ 632,237	$ 250,513	$ 80,922
Foreign	122,060	86,320	37,706
Income before income tax provision	$ 754,297	$ 336,833	$ 118,628

The income tax provision for the fiscal years ended June 30, 2023, 2022 and 2021, consists of the following (in thousands):

	Years Ended June 30,		
	2023	2022	2021
Current:			
Federal	$ 149,217	$ 34,711	$ 3,406
State	23,096	4,327	1,077
Foreign	31,063	20,495	10,843
	203,376	59,533	15,326
Deferred:			
Federal	(80,975)	(4,030)	(5,489)
State	(9,633)	(257)	(409)
Foreign	(2,102)	(2,370)	(2,492)
	(92,710)	(6,657)	(8,390)
Income tax provision	$ 110,666	$ 52,876	$ 6,936

The Company's net deferred tax assets as of June 30, 2023 and 2022 consist of the following (in thousands):

	June 30,	
	2023	**2022**
Research and development credits	$ 34,722	$ 33,080
Deferred revenue	32,376	24,370
Inventory valuation	23,022	16,792
Capitalized research and development costs	94,050	14,589
Stock-based compensation	4,589	3,762
Lease obligations	3,162	4,035
Accrued vacation and bonus	5,310	6,052
Prepaid and accrued expenses	—	1,298
Warranty accrual	3,038	2,134
Bad debt and other reserves	910	1,183
Marketing fund accrual	1,436	1,308
Other	5,978	5,169
Total deferred income tax assets	208,593	113,772
Deferred tax liabilities-depreciation and other	(6,216)	(6,259)
Right of use asset	(3,044)	(3,919)
Valuation allowance	(36,679)	(33,665)
Deferred income tax assets, net	$ 162,654	$ 69,929

The Company assesses its deferred tax assets for recoverability on a regular basis, and where applicable, a valuation allowance is recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. As of June 30, 2023, the Company believes that most of its deferred tax assets are "more-likely-than not" to be realized with the exception of state research and development tax credits that have not met the "more-likely than not" realization threshold criteria. As a result, at June 30, 2023, the gross excess credits of $43.9 million, or net of federal tax benefit of $34.7 million, were subject to a full valuation allowance. At June 30, 2022, the gross excess credits of $42.0 million, or net of federal tax benefit of $33.2 million, were subject to a full valuation allowance. The change in valuation allowance is $3.0 million and $3.8 million for the fiscal years ended June 30, 2023 and 2022, respectively. The Company will continue to review its deferred tax assets in accordance with the applicable accounting standards. The net deferred tax assets balance as of June 30, 2023 and 2022 was $162.7 million and $69.9 million, respectively.

Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (i) treating taxes due on future U.S. inclusions in taxable income related to Global Intangible Low-Taxed Income ("GILTI") as a current-period expense when incurred (the "period cost method") or (ii) factoring such amounts into the measurement of its deferred taxes. The Company's selection of an accounting policy with respect to the GILTI tax rules is to treat GILTI tax as a current period expense under the period cost method.

The Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development ("R&D") expenses in the year incurred and instead requires taxpayers to capitalize R&D expenses, including software development cost, and subsequently amortize such expenses over five years for R&D activities conducted in the United States and over fifteen years for R&D activities conducted outside of the United States beginning in the Company's fiscal year 2023. Although Congress has considered legislation that would defer, modify, and repeal the capitalization and amortization requirement, there is no assurance the provision will be deferred, repealed, or otherwise modified.

Additionally, as the result of the new R&D capitalization tax law effective in 2022, the capitalized amounts resulted in increased current year taxable income, that are deductible as amortized in future periods. The Company recorded a deferred tax asset for the capitalized R&D expenditures.

On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022 ("IRA"), which, among other things, implemented a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases, and several tax incentives to promote clean energy. The provisions of the IRA had no impact to the Company's fiscal 2023 income tax provision.

Under the 2017 Tax Reform Act, starting on July 1, 2018, the Company is no longer subject to federal income tax on earnings remitted from its foreign subsidiaries. The Company previously asserted that all its foreign undistributed earnings were indefinitely reinvested. As a result of the 2017 Tax Reform Act, the Company has determined that its foreign undistributed earnings are indefinitely reinvested except for Netherlands. The Company may repatriate foreign earnings from Netherlands which are previously taxed income as a result of the 2017 Tax Reform Act. The tax impact of such repatriation is estimated to be immaterial.

The following is a reconciliation for the fiscal years ended June 30, 2023, 2022 and 2021, of the statutory rate to the Company's effective federal tax rate:

	Years Ended June 30,		
	2023	2022	2021
Income tax provision at statutory rate	21.0 %	21.0 %	21.0 %
State income tax, net of federal tax benefit	1.1	0.9	0.3
Foreign rate differential	0.8	(0.3)	(0.5)
Research and development tax credit	(3.3)	(3.9)	(10.5)
Uncertain tax positions, net of (settlement) with Tax Authorities	0.1	0.3	2.0
Foreign derived intangible / Subpart F income inclusion	(1.9)	(1.4)	(2.5)
Stock-based compensation	(3.4)	(1.5)	(3.3)
Provision to return true-up	(0.1)	0.1	(1.9)
Other, net	0.4	0.5	1.2
Effective tax rate	14.7 %	15.7 %	5.8 %

As of June 30, 2023, the Company had state research and development tax credit carryforwards of $56.5 million. The state research and development tax credits will carryforward indefinitely to offset future state income taxes.

The following table summarizes the activity related to the unrecognized tax benefits (in thousands):

	Gross* Unrecognized Income Tax Benefits
Balance at June 30, 2020	$ 27,206
Gross increases:	
For current year's tax positions	13,333
For prior years' tax positions	1,439
Gross decreases:	
Decreases due to lapse of statute of limitations	(1,243)
Balance at June 30, 2021	40,735
Gross increases:	
For current year's tax positions	2,392
Gross decreases:	
Decreases due to settlements with taxing authority	(4,090)
Decreases due to lapse of statute of limitations	(1,036)
Balance at June 30, 2022	38,001
Gross increases:	
For current year's tax positions	6,632
For prior years' tax positions	1,616
Gross decreases:	
Decreases due to settlements with taxing authority	(2,077)
Decreases due to lapse of statute of limitations	(1,429)
Balance at June 30, 2023	$ 42,743

*excludes interest, penalties, federal benefit of state reserves

The total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $25.4 million and $23.5 million as of June 30, 2023 and 2022, respectively.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the income tax provision in the consolidated statements of operations. As of June 30, 2023 and 2022, the Company had accrued $3.5 million and $3.1 million for the payment of interest and penalties relating to unrecognized tax benefits, respectively.

In October 2019, the Taiwan tax authority completed its audit in Taiwan for fiscal year 2018 and proposed a transfer pricing adjustment on the Company which resulted in additional tax liability of $1.6 million. The Company accepted the proposed adjustment in October 2019 and paid the $1.6 million tax liability in February 2020. In February 2020, the Taiwan tax authority completed its audit in Taiwan for fiscal year 2019 and proposed a transfer pricing adjustment on the Company which resulted in additional tax liability of $1.0 million. The Company accepted the proposed adjustment and paid the $1.0 million tax liability in February 2020. The impact of these adjustments on the income statement was offset by the release of previously unrecognized tax benefits related to the fiscal years audited in the periods in which the proposed adjustments were accepted. Besides the $2.6 million tax liability paid for fiscal year 2018 and fiscal year 2019 audit, the Company paid $1.5 million additional tax liability for fiscal year 2017 under the same Taiwan tax audit. Total audit settlement in Taiwan was $4.2 million, which was paid by February 2020. The additional tax liability was recorded as tax provision on Super Micro Computer Inc. BV's books for its foreign permanent establishment in fiscal year 2017 to 2019.

In December 2022, the Company received an updated audit decision letter from the Taiwan tax authority. The letter confirmed the same amount of assessment of $4.2 million that the Company paid by February 2020, but the tax liability is for the Taiwan subsidiary's missing reporting of book income instead of the Netherlands BV subsidiary's permanent establishment. The Company accepted the change of the decision. Consequently, the Company made an intercompany adjustment on tax provision between Super Micro Computer Inc. BV and the Company's Taiwan subsidiaries. On the top of this intercompany transfer pricing charge, the Company released $2.0 million tax reserve for Super Micro Computer Inc. BV's foreign permanent establishment tax uncertain reserve, and trued-up $1.0 million additional tax reserve on Super Micro Computer Inc. BV's books for the unsettled audit with the Netherlands tax authority. The Company expects settlement from the Netherlands tax authority in early fiscal year 2024.

The Company believes that it has adequately provided reserves for all uncertain tax positions; however, amounts asserted by tax authorities could be greater or less than the Company's current position. Accordingly, the Company's provision on federal, state and foreign tax related matters to be recorded in the future may change as revised estimates are made or as the underlying matters are settled or otherwise resolved.

The federal statute of limitations remains open in general for tax years ended June 30, 2020 through 2022. Various states statute of limitations remains open in general for tax years ended June 30, 2019 through 2022. Certain statutes of limitations in major foreign jurisdictions remain open in general for the tax years ended June 30, 2017 through 2022. It is reasonably possible that our gross unrecognized tax benefits will decrease by approximately $3.0 million, in the next 12 months, due to the lapse of the statute of limitations. These adjustments, if recognized, would positively impact our effective tax rate, and would be recognized as additional tax benefits.

Note 12.   Commitments and Contingencies

Litigation and Claims— On February 8, 2018, two putative class action complaints were filed against the Company, the Company's Chief Executive Officer, and the Company's former Chief Financial Officer in the U.S. District Court for the Northern District of California (Hessefort v. Super Micro Computer, Inc., et al., No. 18-cv-00838 and United Union of Roofers v. Super Micro Computer, Inc., et al., No. 18-cv-00850). The complaints contain similar allegations, claiming that the defendants violated Section 10(b) of the Securities Exchange Act due to alleged misrepresentations and/or omissions in public statements regarding recognition of revenue. The court subsequently appointed New York Hotel Trades Council & Hotel Association of New York City, Inc. Pension Fund as lead plaintiff. The lead plaintiff then filed an amended complaint naming the Company's Senior Vice President of Investor Relations as an additional defendant. On June 21, 2019, the lead plaintiff filed a further amended complaint naming the Company's former Senior Vice President of International Sales, Corporate Secretary, and Director as an additional defendant. On July 26, 2019, the Company filed a motion to dismiss the complaint. On March 23, 2020, the Court granted the Company's motion to dismiss the complaint, with leave for lead plaintiff to file an amended complaint within 30 days. On April 22, 2020, lead plaintiff filed a further amended complaint. On June 5, 2020, the Company filed a motion to dismiss the further amended complaint, the hearing for which was calendared for September 23, 2020; however, the Court held a conference on September 15 to discuss how the Court could efficiently address the recent SEC settlement agreement. The parties stipulated to allow plaintiffs to further amend the complaint solely to add allegations relating to the SEC settlement. On October 14, 2020, plaintiffs filed a Fourth Amended Complaint. On October 28, 2020, defendants filed a supplemental motion to dismiss. On March 29, 2021, the Court granted in part and denied in part defendants' motions to dismiss. Plaintiffs' claims under Sections 10(b) and 20 of the Exchange Act were dismissed with prejudice as against the Company's former head of Investor Relations, Perry Hayes. Plaintiffs' Section 10(b) claim, but not the Section 20 claim, was likewise dismissed as to Wally Liaw, a founder, former director, and former SVP of International Sales. The Court denied the motions to dismiss the Section 10(b) and Section 20 claims against the Company, Charles Liang, and Howard Hideshima, the Company's former CFO. On March 11, 2022, the Company, together with the individual defendants, agreed in principle with plaintiff's counsel to settle the action. On April 8, 2022, the parties entered into a stipulation of settlement, pursuant to which and subject to Court approval, plaintiff will dismiss with prejudice and release on behalf of a class of shareholders all claims against defendants, including the Company, in exchange for payment of $18,250,000, of which sum $2,000,000 will be funded by the Company. On May 25, 2022, the Court vacated the hearing on preliminary approval of the proposed settlement scheduled for June 2, 2022, stating that the unopposed motion was suitable for disposition without oral argument. On November 8, 2022, the Court granted preliminary approval and calendared a hearing on March 2, 2023 for final approval, which the Court continued to May 4, 2023. Following the Court granting preliminary approval, settlement funds were transferred into an account controlled by the settlement's escrow agent to be held until the Court granted final approval. Following the May 4, 2023 hearing, the Court granted final approval in a subsequent order issued on May 5, 2023 which fully resolved the action.

Other legal proceedings and indemnifications

From time to time, the Company has been involved in various legal proceedings arising from the normal course of business activities. The resolution of any such matters have not had a material impact on the Company's consolidated financial condition, results of operations or liquidity as of June 30, 2023, and any prior periods.

The Company has entered into indemnification agreements with its current and former directors and executive officers.

Under these agreements, the Company has agreed to indemnify such individuals to the fullest extent permitted by law against liabilities that arise by reason of their status as directors or officers and to advance expenses incurred by such individuals in connection with related legal proceedings. It is not possible to determine the maximum potential amount of payments the Company could be required to make under these agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each claim. However, the Company maintains directors' and officers' liability insurance coverage to reduce its exposure to such obligations.

Purchase Commitments - The Company has agreements to purchase inventory and non-inventory items primarily through the next 12 months. As of June 30, 2023, these remaining noncancelable commitments were $2.3 billion, including $70.5 million for related parties.

Lease Commitments - See Part II, Item 8, Note 8, "Leases," for a discussion of the Company's operating lease and financing lease commitments.

Note 13.   Retirement Plans

The Company sponsors a 401(k) savings plan for eligible United States employees and their beneficiaries. Contributions by the Company are discretionary, and no contributions have been made by the Company for the fiscal years ended June 30, 2023, 2022 and 2021.

Beginning in March 2003, employees of Super Micro Computer, B.V. are required to deduct a portion of their gross wages based on a defined age-dependent premium and invest the amount in a defined contribution plan. The Company is required to match the amount that is deducted monthly from employees' wages. Similar to contributions into a 401(k) plan, the Company's obligation is limited to the contributions made to the contribution plan. Investment risk and investment rewards are assumed by the employees and not by the Company. For the fiscal years ended June 30, 2023, 2022 and 2021, the Company's matching contribution was $0.9 million, $0.8 million, and $0.7 million, respectively.

The Company contributes to a defined contribution pension plan administered by the government of Taiwan that covers all eligible employees within Taiwan. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of Taiwan's plan. The funding policy is consistent with the local requirements of Taiwan. The Company's obligation is limited to the contributions made to the pension plan. The Company has no control over the investment strategy of the assets of the government administered pension plan. For the fiscal years ended June 30, 2023, 2022 and 2021, the Company's contribution was $3.6 million, $3.4 million and $2.5 million, respectively.

The Company has a defined benefit pension plan under the R.O.C. Labor Standards Law for certain employees of Super Micro Computer, Inc. Taiwan that provides benefits based on an employee's length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to the pension fund (the "Fund"), which is administered by the Labor Pension Fund Supervisory Committee (the "Committee") and deposited in the Committee's name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Fund. If the amount of the balance in the Fund is inadequate to pay retirement benefits for eligible employees in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March 31 of the next year. The Fund is operated and managed by the government's designated authorities. As such, the Company does not have any right to intervene in the investments of the Fund. For the fiscal years ended June 30, 2023, 2022 and 2021, the Company recorded a pension expense of $(0.1) million, $0.4 million and $1.0 million, respectively.

Note 14.   Segment Reporting

The Company operates in one operating segment that develops and provides high performance server solutions based upon an innovative, modular and open-standard architecture. The Company's chief operating decision maker is the Chief Executive Officer.

The following is a summary of property, plant and equipment, net (in thousands):

	June 30,	
	2023	**2022**
Long-lived assets:		
United States	$ 183,485	$ 180,846
Asia	104,094	102,241
Europe	2,661	2,885
	$ 290,240	$ 285,972

The Company's revenue is presented on a disaggregated basis in Part II, Item 8, Note 3, "Revenue" by type of product and by geographical market.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of June 30, 2023. Based on this evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of June 30, 2023.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. GAAP. Management's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are appropriately recorded to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are made only in accordance with authorizations of management, acting under authority delegated to them by the Board, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management, including our CEO and CFO, assessed our internal control over financial reporting as of June 30, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its *Internal Control - Integrated Framework (2013)* (the "COSO Framework"). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of June 30, 2023, to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements in accordance with U.S. GAAP. The effectiveness of our internal control over financial reporting as of June 30, 2023, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and their opinion is stated in their report which is included in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Super Micro Computer, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Super Micro Computer, Inc. and subsidiaries (the "Company") as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2023, of the Company and our report dated August 25, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Jose, California
August 25, 2023

Item 9B.   Other Information

Disclosure Pursuant to Section 13(r) of the Exchange Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which amended the Exchange Act to add Section 13(r) thereof, an issuer is required to disclose in its annual or quarterly reports, as applicable, whether, during the relevant reporting period, it or any entity acting on its behalf knowingly engaged in certain activities, transactions or dealings relating to parties sanctioned pursuant to Executive Order 13382 or other specified authorities. Such sanctions are administered by the Office of Foreign Assets Control ("OFAC") within the U.S. Department of the Treasury, even if those transactions are authorized by law.

On March 2, 2021, pursuant to Executive Order 13382, the Russian Federal Security Service (the "FSB") was designated by the U.S. government as a blocked party. Notwithstanding such designation, OFAC has issued General License No. 1B, authorizing certain transactions involving the FSB, including all transactions ordinarily incident and necessary to requesting, receiving, utilizing, paying for, or dealing in licenses, permits, certifications, or notifications issued or registered by the FSB for the importation, distribution, or use of information technology products in the Russian Federation, subject to certain limitations. Section 13(r) of the Exchange Act requires disclosure of dealings with FSB, even where the activities were conducted in compliance with applicable laws and regulations, and where such activities, transactions, or dealings did not have a material financial or other impact on the issuer.

As previously disclosed in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, we had previously, before the designation of the FSB in Executive Order 13382, authorized certain third parties to periodically file notifications with, or apply for import licenses and permits from, the FSB on our behalf in connection with the importation of our products into Russia, as permitted under OFAC authorizations. During various periods during fiscal year 2023, third parties filed notifications with, applied for import licenses and permits from, and/or received the associated approvals from the FSB on our behalf. However, no sales of any products actually occurred in the Russian Federation during fiscal year 2023, and accordingly, these filing activities did not result in any revenue or otherwise contribute to our net income during fiscal year 2023. We believe we have terminated all these authorizations. The Company and its subsidiaries do not sell products or provide services to the FSB. The Company and its subsidiaries had last recorded revenue from Russia on February 23, 2022.

Submission of Matters to a Vote of Security Holders

At our Annual Meeting of Stockholders held on May 19, 2023, a non-binding, advisory vote was taken on the frequency of future advisory votes regarding the compensation of our named executive officers. As previously reported in the Current Report on Form 8-K we filed with the SEC on May 23, 2023, among the options presented to stockholders (every one year, every two years, or every three years), the greatest number of votes were cast in favor of holding such an advisory vote every one year, which was also the frequency recommended to the stockholders by our Board of Directors. In light of these results and consistent with the previous recommendation and determination of our Board of Directors, we intend to continue to hold a non-binding advisory vote on executive compensation every one year until the next required vote on the frequency of stockholder votes on executive compensation.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10.   **Directors, Executive Officers, and Corporate Governance**

Executive Officers and Directors

The following table sets forth information regarding our current directors and executive officers and their ages as of July 31, 2023:

Name	Age	Position(s)
Charles Liang	65	President, Chief Executive Officer and Chairman of the Board
David Weigand	65	Senior Vice President, Chief Financial Officer and Chief Compliance Officer
Don Clegg	64	Senior Vice President of Worldwide Sales
George Kao	62	Senior Vice President of Operations
Sara Liu	61	Co-Founder, Senior Vice President and Director
Daniel Fairfax [(1)(3)(4)]	67	Director
Judy Lin [(2)(4)]	70	Director
Robert Blair	75	Director
Sherman Tuan [(2)(3)(4)]	69	Director
Shiu Leung (Fred) Chan [(1)(2)(4)]	75	Director
Tally Liu [(1)(3)(4)]	73	Director

(1)	Member of the Audit Committee
(2)	Member of the Nominating and Corporate Governance Committee (the "Governance Committee")
(3)	Member of the Compensation Committee
(4)	Determined by the Board of Directors to be "independent"

The following Board Diversity Matrix is provided pursuant to Nasdaq Rule 5606. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of July 31, 2023)				
Total Number of Directors	8			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	2	6	0	0
Part II: Demographic Background				
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	2	4	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	0	2	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background	0			

Executive Officers and Management Directors

Charles Liang founded Super Micro and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in September 1993. Mr. Liang has been developing server and storage system architectures and technologies for the past three decades. From July 1991 to August 1993, Mr. Liang was President and Chief Design Engineer of Micro Center Computer Inc., a high-end motherboard design and manufacturing company. From January 1988 to April 1991, Mr. Liang was Senior Design Engineer and Project Leader for Chips & Technologies, Inc., a chipset technology company, and Suntek Information International Group, a system and software development company. Mr. Liang has been granted 23 U.S. server technology patents. Mr. Liang holds an M.S. in Electrical Engineering from the University of Texas at Arlington and a B.S. in Electrical Engineering from National Taiwan University of Science & Technology in Taiwan. Our Governance Committee concluded that Mr. Liang should serve on the Board based on his skills, experience and qualifications in managing technology businesses, his technical expertise, and his long familiarity with our company's business.

David Weigand has served as our Senior Vice President, Chief Financial Officer since February 2021 and as Chief Compliance Officer since May 2018. Prior to his employment with our company, Mr. Weigand was a Vice President at Hewlett Packard Enterprise (HPE) from November 2016 until April 2018 and served as Vice President, Tax at Silicon Graphics International, Inc., from September 2013 until its acquisition by HPE in November 2016. Prior to that he was Vice President, Chief Financial Officer of Renesas Electronics America, a semiconductor company formed by the merger of the semiconductor businesses of NEC Corporation, Hitachi and Mitsubishi Electric from October 2010 until April 2013, and Vice President, Controller of NEC Electronics America from October 2004 until September 2010. Mr. Weigand holds a M.S. degree in Taxation from the University of Hartford and a B.S. degree in Accounting from San Jose State University and is a Certified Public Accountant in California (Inactive).

Don Clegg serves as our Senior Vice President of Worldwide Sales. He previously served as our Vice President of Marketing and Worldwide Business Development. Mr. Clegg has been an employee since April 2006 and has held various senior sales and marketing roles with the Company during that time. Mr. Clegg started his career as a Design Engineer and evolved from Engineer to Vice President of Sales and Marketing working at several established and startup Silicon Valley system and semiconductor companies. Mr. Clegg graduated with high honors from Brigham Young University, where he earned a B.S. in Electrical Engineering.

George Kao serves as our Senior Vice President of Operations and previously served as our Vice President of Operations. Mr. Kao joined the Company in October 2016. Mr. Kao was Vice President of Operations of Pericom Semiconductor Corp. from October 2006 to September 2016. Mr. Kao served as a Chief Operating Officer of Orient Semiconductor Electronics Philippines, Inc., a subsidiary of Orient Semiconductor Electronics Ltd., from July 2003 to March 2006. Mr. Kao joined Orient Semiconductor Electronics Philippines, Inc. from Santa Clara-based Foveon after a 20-year career in technology in the United States that began at National Semiconductor. Mr. Kao holds a B.S. in Electrical Engineering from California State Polytechnic University in San Luis Obispo.

Sara Liu co-founded Super Micro in September 1993, has been a member of our Board since our inception in September 1993 and currently serves as our Co-Founder, Senior Vice President, and a director. She has held a variety of positions with the Company, including Treasurer from inception to May 2019, Senior Vice President of Operations from May 2014 to February 2018, and Chief Administrative Officer from October 1993 to May 2019. From 1985 to 1993, Ms. Liu held accounting and operational positions for several companies, including Micro Center Computer Inc. Ms. Liu holds a B.S. in Accounting from Providence University in Taiwan. Ms. Liu is married to Mr. Charles Liang, our Chairman, President and Chief Executive Officer. Our Governance Committee concluded that Ms. Liu should serve on the Board based on her skills, experience, her general expertise in business and operations and her long familiarity with our company's business.

Non-Management Directors

Daniel Fairfax has been a member of our Board since July 2019. Mr. Fairfax served as Senior Vice President and Chief Financial Officer of Brocade Communications, a networking equipment company ("Brocade") from June 2011 to November 2017. Brocade was acquired by Broadcom in November 2017. Mr. Fairfax previously served as Brocade's Vice President of Global Services from August 2009 to June 2011 and Brocade's Vice President of Business Operations from January 2009 to August 2009. Prior to Brocade, Mr. Fairfax served as Chief Financial Officer of Foundry Networks, Inc., from January 2007 until December 2008. Foundry Networks was acquired by Brocade in December 2008. Earlier in his career Mr. Fairfax served in executive financial management and/or general management positions at GoRemote Internet Communications, Ironside Technologies, Acta Technology, NeoVista Software, Siemens and Spectra-Physics. He began his career as a consultant with the National Telecommunications Practice Group of Ernst & Young. Mr. Fairfax is a certified public accountant with an inactive license in California and holds an MBA degree from The University of Chicago Booth School of Business and a Bachelor of Arts degree, with a major in Economics, from Whitman College. Our Governance Committee concluded that Mr. Fairfax should serve on the Board based on his skills, experience, his financial literacy and his familiarity with technology businesses.

Robert Blair has been a member of our Board since December 2022. Mr. Blair was President and Chief Executive Officer of ESS Technology, Inc., a fabless semiconductor company for 19 years from September 1999 through July 2018 where he also served as a director from September 1999 through August 2019. During this time, ESS Technology, Inc. was a publicly listed company on NASDAQ for 9 years. Mr. Blair has been a director of Pictos, Inc., a technology licensing company that owns a portfolio of fundamental CMOS imaging patents, since July 2008 where he also previously served as President and Chief Executive Officer between 2008 and 2013. His professional background also includes more than 35 years of experience in marketing, sales, engineering, operations, and general management, principally in the computer hardware, software, and semiconductor industries. His experience includes roles at Global Semiconductor Alliance, Logistix Corporation, and XEGMAG (a division of Xidex Corporation). Mr. Blair holds twelve issued U.S. patents plus additional patents worldwide, and studied electrical engineering at Arizona State University and applied economics at the University of San Francisco. Our Governance Committee concluded that Mr. Blair should serve on the Board based on his familiarity with technology businesses, skills and experience with business operations at technology companies, and public company experience.

Judy Lin has been a member of our Board since April 2022. Ms. Lin is a retired executive who has 30 years of experience in the disk drive industry. She served as an Independent Board Director of MORESCO Corporation, a leading manufacturer of specialty chemicals based in Japan, from June 2014 to May 2022. Ms. Lin served as Vice President of Western Digital Media Operations, a leader in data infrastructure, from September 2007 until her retirement in September 2012. Prior to Western Digital, Ms. Lin served as Vice President at Komag Inc., a leading supplier of thin-film disks to the hard disk drive industry and held various management positions from April 1994 until Western Digital acquired Komag in September 2007. Before joining Komag, Ms. Lin was with IBM Almaden Research Center Storage Systems Division for 11 years as a Senior Scientist from January 1983 to April 1994. Ms. Lin holds a MSc degree in Materials Science and Mineral Engineering from University of California, Berkeley where she was also a PhD candidate, and a BS in Chemical Engineering from National Cheng Kung University in Taiwan. Our Governance Committee concluded that Ms. Lin should serve on the Board based on her substantial leadership and management experience and, considering she is well versed in technology innovation, product development, engineering and global operations, she will add valuable perspective to the Board.

Sherman Tuan has been a member of our Board since February 2007. Mr. Tuan is founder of PurpleComm, Inc. (doing business as 9x9.tv), a platform for connected TV, where he has served as Chief Executive Officer since January 2005 and Chairman of the Board since June 2003. From September 1999 to May 2002, he was director of Metromedia Fiber Network, Inc., a fiber optical networking infrastructure provider. Mr. Tuan was co-founder of AboveNet Communications, Inc., an internet connectivity solutions provider, where he served as President from March 1996 to January 1998, Chief Executive Officer from March 1996 to May 2002 and director from March 1996 to September 1999. Mr. Tuan holds a degree in Electrical Engineering from Feng-Chia University in Taiwan. Our Governance Committee concluded that Mr. Tuan should serve on the Board based on his skills, experience and qualifications in managing technology businesses, his technical expertise, and his familiarity with our company's business.

Shiu Leung (Fred) Chan has been a member of our Board since October 2020. Mr. Chan is the founder and currently the president of KCR Development, Inc. which has developed real estate projects in excess of $1 billion in California and Hawaii specializing in high-density residential and retail projects. Mr. Chan also has more than three decades of experience in the high technology sector and as an entrepreneur. He most recently served as chairman of ESS Technology, Inc., a privately held semiconductor company which he had founded, from 2015 to 2019. ESS Technology was previously a public company listed on Nasdaq from 1995 until 2008, where he had held a variety of senior executive roles, including as chairman, president and chief executive officer, and served as a director. Mr. Chan has also previously served as chairman of a privately-held consumer electronic company, founder and an executive officer of a VLSI chip design center providing computer aided design, engineering and other design services, and co-founder and an executive officer of a company in the business of computer aided engineering systems development. Mr. Chan holds B.S.E.E. and M.S.C. degrees from the University of Hawaii. Our Governance Committee concluded that Mr. Chan should serve on the Board based on his skills and experience in growing companies and familiarity with technology businesses.

Tally Liu was appointed to our Board and our Audit Committee in January 2019 and was appointed as the chair of the Audit Committee in June 2019. Mr. Liu has been retired since 2015. Prior to his retirement, Mr. Liu was Chief Executive Officer of Wintec Industries, a supply chain solutions company for high-tech manufacturers, from 2012 to 2015. Prior to Wintec, Mr. Liu served as Chairman of the Board and Chief Executive Officer of Newegg, Inc., an internet consumer technology retailer, from 2008 to 2010, and as President of Newegg in 2008. Prior to Newegg, Mr. Liu held various positions with Knight Ridder Inc., including Vice President, Finance & Advanced Technology and Vice President of Internal Audit. Mr. Liu served as President of the International Newspapers Financial Executives (INFE) for one year before it merged with other media associations. A Certified Public Accountant from 1982-2007, Mr. Liu is a member of the American Institute of Certified Public Accountants (AICPA) with retired status and was previously a member of the Florida Institute of Certified Public Accountants (FICPA). Mr. Liu is also a Certified Information System Auditor (CISA) and Certified Information Security Manager (CISM), with non-practice status, with the Information Systems Audit and Control Association (ISACA) and has also been certified in Control Self-assessment (CCSA) by the Institute of Internal Auditors (IIA). After earning his BA of Commerce from National Chengchi University, Taipei, Taiwan, and MBA from Florida Atlantic University, Mr. Liu received executive leadership training at the Stanford Advanced Finance Program in 1986 and at Harvard Business School in the Advanced Management Program (AMP) in 1998. Mr. Liu is not related to any member of our Board or any of our officers. Our Governance Committee concluded that Mr. Liu should serve on the Board based on his skills, experience, his financial literacy and his familiarity with technology businesses.

Except for Mr. Charles Liang and Ms. Sara Liu who are married to each other, there are no other family relationships among any of our directors or executive officers.

Composition of the Board

Our authorized number of directors is currently eight. There are currently eight directors. Our Amended and Restated Certificate of Incorporation provides for a classified Board of Directors divided into three classes. The members of each class are elected to serve a three-year term with the term of office for each class ending in consecutive years. Vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Alternatively, the Board of Directors, at its option, may reduce the number of directors, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors chosen to fill newly created directorships hold office for a term expiring at the next annual meeting of stockholders to which the term of the office of the class to which they have been elected expires.

The current composition of the Board of Directors is:

Class I Directors [1]	Charles Liang
	Sherman Tuan
	Tally Liu
Class II Directors [2]	Robert Blair
	Sara Liu
	Judy Lin
Class III Directors [3]	Daniel W. Fairfax
	Shiu Leung (Fred) Chan

(1)   The term of Class I directors expires at the annual meeting of stockholders following fiscal year 2025.
(2)   The term of the Class II director expires at the annual meeting of stockholders following fiscal year 2023.
(3)   The term of Class III directors expires at the annual meeting of stockholders following fiscal year 2024.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We have adopted "Corporate Governance Guidelines" to help ensure that the Board is independent from management, that it appropriately performs its function as the overseer of management, and that the interests of the Board of Directors and management align with the interests of our stockholders. The "Corporate Governance Guidelines" are available at https://ir.supermicro.com/governance/governance-documents/default.aspx.

Code of Ethics

We have adopted a "Code of Business Conduct and Ethics" that is applicable to all directors, executive officers and employees and embodies our principles and practices relating to the ethical conduct of our business and our long-standing commitment to honesty, fair dealing and full compliance with all laws affecting our business. Our "Code of Business Conduct and Ethics" is available at https://ir.supermicro.com/governance/governance-documents/default.aspx. Any substantive amendment or waiver of the Code relating to executive officers or directors will be made only after approval by our Board of Directors and will be promptly disclosed on our website within four business days.

Director Independence

The listing requirements of The Nasdaq Stock Market generally require that a majority of the members of a listed company's board of directors be independent. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company's audit committee, compensation committee, and nominating and corporate governance committee be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the listing requirements of The Nasdaq Stock Market. In addition, compensation committee members must satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act and the listing requirements of The Nasdaq Stock Market.

Each year, the Board affirmatively assesses the independence of each director and nominee for election as a director in accordance with the listing requirements of The Nasdaq Stock Market.

Based on these standards, our Board has determined that six of its current eight members, Daniel Fairfax, Judy Lin, Robert Blair, Sherman Tuan, Shiu Leung (Fred) Chan and Tally Liu, are "independent directors" under the applicable rules and regulations of the SEC and the listing requirements and rules of The Nasdaq Stock Market.

Executive Sessions

Non-management directors meet in executive session without management present each time the Board holds its regularly scheduled meetings.

Communications with the Board of Directors

The Board welcomes the submission of any comments or concerns from stockholders or other interested parties. If you wish to send any communications to the Board, you may use one of the following methods:

- Write to the Board at the following address:

  > Board of Directors
  > Super Micro Computer, Inc.
  > c/o General Counsel
  > 980 Rock Avenue
  > San Jose, California 95131

- E-mail the Board of Directors at *BODInquiries@supermicro.com*

Communications that are intended specifically for the independent directors or non-management directors should be sent to the e-mail address or street address noted above, to the attention of the "Independent Directors".

MEETINGS AND COMMITTEES OF THE BOARD

Board Meetings

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board and committee meetings. We encourage, but do not require, each Board member to attend our annual meeting of stockholders. We held an annual meeting of stockholders on May 19, 2023, for our fiscal year 2022. The Board held nine meetings during fiscal year 2023, four of which were regularly scheduled meetings and five of which were special meetings. All directors attended at least 75% of the meetings of the Board and the committees on which they served during the time they were members of the Board or such committees during fiscal year 2023.

Board Leadership Structure

Our Chairman, Charles Liang, is also our Chief Executive Officer. The Board and our Governance Committee believe that it is appropriate for Mr. Liang to serve as both the Chief Executive Officer and Chairman due to the relatively small size of our Board, and the fact that Mr. Liang is the founder of our company with extensive experience in our industry. We do not currently have a lead independent director.

Board Role in the Oversight of Risk

The Board oversees our risk management activities, requesting and receiving reports from management. The Board conducts this oversight directly and through its committees. The Board has delegated primary responsibility for oversight of risks relating to financial controls and reporting to our Audit Committee. The Audit Committee also assists the Board in oversight of certain other risks, including internal controls and review of related party transactions. The Audit Committee reports to the full Board on such matters as appropriate.

Our management, with oversight from our Compensation Committee, has reviewed our compensation policies and practices with respect to risk-taking incentives and risk management and does not believe that potential risks arising from our compensation polices or practices are reasonably likely to have a material adverse effect on our company.

Committees of the Board of Directors

The Board has three standing committees to facilitate and assist the Board in discharging its responsibilities: the Audit Committee, the Compensation Committee and the Governance Committee. In accordance with applicable listing requirements of The Nasdaq Stock Market, each of these committees is comprised solely of non-employee, independent directors. The charter for each committee is available at https://ir.supermicro.com/governance/governance-documents/default.aspx. In October 2022, each of the three standing committees conducted their periodic review of their charters, and, in April 2023, the Governance Committee conducted a further review of its charter and amended it in connection with such review. A description of the charters is set forth below. The charter of each committee also is available in print to any stockholder who requests it. The following table sets forth the current members of each of the standing Board committees.

Audit Committee	Compensation Committee	Governance Committee
Tally Liu [(1)]	Sherman Tuan [(1)]	Shiu Leung (Fred) Chan [(1)]
Daniel Fairfax	Daniel Fairfax	Sherman Tuan
Shiu Leung (Fred) Chan	Tally Liu	Judy Lin

(1)   Committee Chairperson

Audit Committee

The Audit Committee has three members currently. The Audit Committee met ten times in fiscal year 2023, four of which were regularly scheduled meetings and six of which were special meetings. The Board has determined that each member of our Audit Committee meets the requirements for independence under the applicable listing requirements of The Nasdaq Stock Market (including Rule 5605(c)(2)(A)) and the rules of the SEC (including Rule 10A-3 promulgated under the Exchange Act). The Board has also determined that our Audit Committee has the required number of "audit committee financial experts" as defined in Item 407 of Regulation S-K promulgated by the SEC.

As outlined more specifically in the Audit Committee charter, the Audit Committee has, among other duties, the following responsibilities:

- Appoints, retains and approves the compensation of our independent auditors, and reviews and evaluates the auditors' qualifications, independence and performance;
- Oversees the independent auditors' audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;
- Reviews and discusses with the independent auditors any audit problems, or difficulties and management's response to them, and all matters that the Public Company Accounting Oversight Board and the SEC require to be discussed with the committee;
- Reviews and discusses with management press releases regarding our financial results, as well as financial information and earnings guidance provided to securities analysts and rating agencies;
- Reviews and approves the planned scope of our annual audit;
- Monitors the rotation of partners of the independent auditors on their engagement team as required by law;
- Reviews our financial statements and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;
- Reviews our critical accounting policies and estimates;
- Oversees the adequacy of our financial controls;
- Periodically reviews and discusses with management and the independent auditors our disclosure controls and procedures and our internal control over financial reporting;
- Reviews, discusses and approves the internal audit function's (i) internal audit plan, (ii) all major changes to the internal audit plan, (iii) the scope, progress and results of executing the internal audit plan, and (iv) the annual performance of the internal audit function;
- Reviews, approves and oversees all related party transactions;
- Establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our Code of Business Conduct and Ethics;
- Initiates investigations and hires legal, accounting and other outside advisors or experts to assist the Audit Committee, as it deems necessary to fulfill its duties;
- Periodically reviews and discusses with management our major financial risk exposures and steps management has taken to monitor and control the exposures, including our risk assessment and risk management guidelines and policies; and
- Reviews and evaluates, at least annually, the adequacy of the Audit Committee charter and recommends any proposed changes to the Board for approval.

Compensation Committee

The Compensation Committee has three members currently. The Compensation Committee charter provides that the Compensation Committee shall be comprised of no fewer than two members. The Compensation Committee met eleven times in fiscal year 2023, four of which were regularly scheduled meetings and seven of which were special meetings. The Compensation Committee is comprised solely of non-employee directors. The Board has determined that each member of our Compensation Committee meets the requirements for independence under the applicable listing requirements of The Nasdaq Stock Market.

As outlined more specifically in the Compensation Committee charter, the Compensation Committee has, among other duties, the following responsibilities:

- Periodically reviews and advises the Board concerning our overall compensation philosophy, policies and plans, including a review and approval of a group of companies for general executive compensation competitive comparisons, approval of target pay and performance objectives against this group (and broader industry reference), and monitoring of our executive compensation levels and their performance relative to this group;
- Reviews and approves corporate goals and objectives relevant to compensation of the Chief Executive Officer and other executive officers;
- Evaluates the performance of the Chief Executive Officer and other executive officers in light of those goals and objectives, including generally against the overall performance of executive officers at comparable companies, all while taking into account our risk management policies and practices, and any other factors the Compensation Committee deems appropriate;
- Reviews and approves the compensation of the Chief Executive Officer and other executive officers and other key employees;
- Reviews and approves our incentive compensation plans and equity compensation plans;
- Monitors and assesses risks associated with our compensation policies, including whether such policies could lead to unnecessary risk-taking behavior, and consults with management regarding such risks;
- Administers the issuance of restricted stock grants, stock options and other equity awards to executive officers, directors and other eligible individuals under our equity compensation plans, provided that the Compensation Committee may delegate the approval of grants of options and other equity awards to participants other than certain individuals subject to Section 16 of the Exchange Act as provided in the applicable plan; and
- Reviews and evaluates, at least annually, the performance of the Compensation Committee, including compliance of the Compensation Committee with its charter and the adequacy of the Compensation Committee charter.

In general, the Compensation Committee discharges the Board's responsibilities regarding the determination of executive compensation, and reviews and makes recommendations to the full Board in the determination of non-employee director compensation. The Compensation Committee also makes recommendations to the full Board regarding non-ordinary course executive compensation matters, including with respect to new or amended employment contracts, severance or change-in-control plans or arrangements, and may adopt, amend and terminate such agreements, arrangements or plans. The Compensation Committee may delegate its responsibilities, along with the authority to take action in relation to such responsibilities, to subcommittees comprised of one or more Compensation Committee members, subject to requirements of our bylaws and applicable laws, regulations and the terms of our executive compensation plans. Additional information about the Compensation Committee's processes for determining executive and non-employee director compensation, including the role of the Compensation Committee's compensation consultant and our executive officers, can be found in the "Executive Compensation" and "2023 Director Compensation" sections of this Annual Report.

Governance Committee

The Governance Committee has three members currently. The Governance Committee charter provides that the Governance Committee shall be comprised of no fewer than two members. The Governance Committee met six times in fiscal year 2023, four of which were regularly scheduled meetings and two of which were special meetings. The Governance Committee is comprised solely of non-employee directors. The Board has determined that each member of our Governance Committee meets the requirements for independence under the applicable listing requirements of The Nasdaq Stock Market.

As outlined more specifically in the Governance Committee charter, the Governance Committee has, among other duties, the following responsibilities:

- Reviews and makes recommendations to the Board regarding the size of the Board;
- Identifies individuals qualified to become directors;

- Evaluates and selects, or recommends to the Board, director nominees for each election of directors;
- Develops and recommends to the Board criteria any other factors that the Governance Committee deems relevant, including those that promote diversity, for selecting qualified director candidates in the context of the current make-up of the Board;
- Considers any nominations of director candidates validly made by our stockholders;
- Conducts an annual evaluation of director independence that considers applicable Nasdaq rules, applicable law and our Corporate Governance Guidelines to enable the Board to make a determination of each director's independence;
- Reviews committee structures and compositions and recommends to the Board concerning qualifications, appointment and removal of committee members;
- Develops, recommends for approval by the Board and reviews on an ongoing basis the adequacy of the corporate governance principles applicable to us;
- Reviews, on a periodic basis, the adequacy of our Corporate Governance Guidelines and recommends any proposed changes to the Board;
- Oversees compliance with our Corporate Governance Guidelines and reports on such compliance to the Board;
- Assists the Board in the evaluation of the Board and each committee;
- Periodically reviews succession planning for executive officers;
- Periodically assesses, reports, and provides guidance to management and the full Board on our practices with respect to environmental, social and corporate governance issues, including monitoring climate-related issues, as well as review of any environmental sustainability performance report;
- Provides guidance and recommendations to the Board regarding legal compliance matters as appropriate relating to current environmental public policy trends; and
- Periodically reviews the scope of responsibilities of the Governance Committee and the committee's performance of its duties.

The Governance Committee may delegate its responsibilities, along with the authority to take action in relation to such responsibilities, to subcommittees comprised of one or more Governance Committee members, subject to requirements of our bylaws, applicable laws and regulations.

In accordance with our bylaws, our Board establishes additional committees for specific delegated purposes, roles and responsibilities that are temporary in nature.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our securities with the SEC, and to furnish us with copies of all Section 16(a) reports that they file.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us and certain written representations provided to us, we believe that during the fiscal year ended June 30, 2023, our directors, executive officers, and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements.

Item 11.   **Executive Compensation**


EXECUTIVE COMPENSATION


Compensation Discussion and Analysis ("CD&A")

In this section we provide an explanation and analysis of the material elements of the compensation provided to our Chief Executive Officer, Chief Financial Officer, and both of our other two executive officers who were serving on June 30, 2023, which was the end of our fiscal year 2023 (collectively referred to as our "named executive officers" or "NEOs").

Our named executive officers and their positions at the end of fiscal year 2023 were:

Charles Liang	President, Chief Executive Officer ("CEO") and Chairman of the Board
David Weigand	Senior Vice President, Chief Financial Officer and Chief Compliance Officer
Don Clegg	Senior Vice President, Worldwide Sales
George Kao	Senior Vice President, Operations

Overview of Compensation



FY2023 Other NEO Compensation Mix
(Aggregate Compensation)(1)

Equity (54%)
Cash (46%)

▮ Base salary (39%)
▮ Bonus (7%)
▮ Options (8%)
▯ Stock Awards (46%)

(1)   The chart presents the percentage compensation by compensation component received by the three non-CEO named executive officers together (aggregate compensation) as a group, as well as the split between cash and equity compensation for all such persons received in the aggregate as a group. No equivalent chart is presented for CEO compensation because, through all of fiscal year 2023, and continuing for about the next three years, almost all of Mr. Liang's compensation has been, and is expected to be, based only upon his ability to earn the 2021 CEO Performance Award, as further described below.

Compensation Philosophy and Objectives—Continuing Improvement of Performance-Based Compensation Arrangements

Our executive compensation philosophy is to link compensation to corporate performance. Efforts in fiscal year 2021 were primarily focused on our CEO (Mr. Charles Liang), but, in fiscal year 2022, the Compensation Committee expanded the linkage of compensation to corporate performance to certain other named executive officers. During fiscal year 2023, the Compensation Committee continued to refine the link between compensation and corporate performance for these other two named executive officers. While the Compensation Committee continued to use a similar balance between fixed and regular compensation components (like base salary and regularly refreshed equity grants with time-based vesting) and performance-based equity awards (like performance-based restricted stock units ("PRSUs") and stock options) from fiscal year 2022 to fiscal year 2023, the Compensation Committee for fiscal year 2023 carefully re-evaluated the specified objective metrics ("key performance indicators" or "KPIs") used under the performance-based portion of such programs, as well as the fixed bonus component of such programs. These efforts culminated in the adoption of a new fiscal year 2023 compensation program for each of Messrs. Weigand and Clegg in January 2023 (the "FY2023 Performance Program for Other Named Executive Officers"). Under such programs, the Compensation Committee determined to use the same KPIs and fixed bonus component as fiscal year 2022 for Mr. Weigand's program, but determined to use an updated and different mix of KPIs and an adjusted fixed bonus component for Mr. Clegg for fiscal year 2023 compared to his program for fiscal year 2022. See "FY2023 Performance Program for Other Named Executive Officers" below for more specific information about the design and operation of the compensation program for Messrs. Weigand and Clegg for fiscal year 2023.

With respect to our CEO, Mr. Liang, fiscal year 2023 was the second year of evaluating and monitoring the results of performance-based compensation arrangements made with Mr. Liang in fiscal year 2021. In March 2021, we changed Mr. Liang's compensation to be almost completely performance-based. As discussed in more detail below, in March 2021, we converted nearly 100% of Mr. Liang's compensation to performance-based compensation through the issuance of performance-based options (the "2021 CEO Performance Award") to purchase 1,000,000 shares of our common stock at an exercise price of $45.00 per share, which price was 32% higher than the market price of our common stock on the date of the award ($34.08). The 2021 CEO Performance Award is comprised of five tranches that vest only if the market price of our common stock reaches various prices (ranging from $45.00 to $120.00 per share) and we achieve certain specified revenue goals, all as described in greater detail below. In connection with the 2021 CEO Performance Award, Mr. Liang's base salary was reduced to $1.00 per year and Mr. Liang agreed that he would not be eligible for any increase in base salary, or any other cash compensation, until June 30, 2026.

Similar to fiscal year 2022, Mr. Liang's compensation for fiscal year 2023 was based entirely upon the 2021 CEO Performance Award and related agreements. During fiscal year 2022, one of the five tranches under the 2021 CEO Performance Award (representing 200,000 options granted under such award) was earned, and during fiscal year 2023 an additional three tranches under the 2021 CEO Performance Award (representing an additional 600,000 options granted under such award) were earned. This is because, during fiscal year 2023, each of the second, third, and fourth revenue goals of $4.8 billion, $5.8 billion, and $6.8 billion, respectively, in annualized revenue were achieved and the second, third, and fourth stock price goals of $60.00, $75.00, and $95.00, respectively, were achieved. In addition, during fiscal year 2023 and through the date of this report, the Compensation Committee also certified the achievement of the fifth and final stock price goal of $120.00. As a result, as of the date of this report, only 200,000 of the original 1,000,000 options granted under the 2021 CEO Performance Award remain unearned, and the only remaining goal under the 2021 CEO Performance Award is the fifth revenue goal of $8.0 billion in annualized revenue. Mr. Liang received a base salary of $1 during fiscal year 2023.

In summary, through all of fiscal year 2023 (and similar to the latter part of fiscal year 2021 and all of fiscal year 2022), almost all of Mr. Liang's compensation has been based only upon us achieving the revenue goals described below and the common stock price targets described below. Unless all the goals under the 2021 CEO Performance Award are achieved and all such options awarded thereunder are fully earned prior to such time, Mr. Liang's compensation is expected to be similarly based upon awards he earns under the 2021 CEO Performance Award for about the next three years. To fully achieve those goals, our revenue must continue to increase to $8 billion over a rolling four-quarter period (from $3.6 billion for the last full fiscal year before the award). The 60-trading-day average stock price of our common stock has already reached the final goal of $120.00 per share (from $34.08 on the day the award was provided). As a result, as of the date of this report, the 2021 CEO Performance Award has been earned and is exercisable at a per share price of $45 with respect to 800,000 shares.

Fiscal Year 2023 Business Performance Highlights

The following are highlights of our performance for fiscal year 2023. When given, comparisons are between fiscal year 2023 and fiscal year 2022 results.

- Revenue was $7,123.5 million, up 37.1%;

- Gross margin was 18.0%, an improvement from 15.4%;

- Net income was $640.0 million, an improvement of 124.4%;

- Diluted net income per common share was $11.43 million, up 114.8%;

- The sixty-trading-day average stock price of our shares exceeded $120.00, reaching $120.87 during the period from March 6, 2023 through May 30, 2023;

- During fiscal year 2023 and the period from July 1, 2022 to June 30, 2023, our stock price reached a high of $261.66 on June 9, 2023; and

- We recorded a $36.6 million increase in inventory reserve charges between fiscal year 2022 and fiscal year 2023.

Process Overview

The Compensation Committee of the Board discharges the Board's responsibilities relating to compensation of all of our executive officers. At the end of fiscal year 2023, the Compensation Committee was comprised of three non-employee directors, although during the period from July 1, 2022 through October 25, 2022, the Compensation Committee was principally comprised of two non-employee directors. All of the non-employee directors who served on the Compensation Committee during fiscal year 2023 were independent pursuant to the applicable listing rules of NASDAQ and Rule 16b-3 under the Exchange Act.

The agenda for meetings is determined by the Chair of the Compensation Committee with the assistance of our Chief Financial Officer and General Counsel. Committee meetings are regularly attended by our Chief Financial Officer and our General Counsel. However, during the meetings, neither our Chief Financial Officer nor our General Counsel participates in the consideration of his own performance or compensation, although he may provide an introduction of the topic to be considered to the Compensation Committee. Our Chief Financial Officer and General Counsel support the Compensation Committee in its work by providing information relating to our financial plans and certain personnel-related data. In addition, the Compensation Committee has the authority under its charter to hire, terminate and approve fees for advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities. As part of making an overall assessment of each named executive officer's role and performance, and structuring our compensation programs for fiscal year 2023, the Compensation Committee (among other things) (1) reviewed recommendations of our Chief Executive Officer, (2) considered publicly available peer group compensation data, and (3) considered compensation data previously assembled for the Compensation Committee by Radford (an Aon Hewitt company ("Radford")) from a sample of public companies previously selected by us, with input on the selection of this sample from Radford. The sample previously selected by us consisted of the following companies:

Benchmark Electronics, Inc.	NetApp, Inc.
Ciena Corporation	NETGEAR, Inc.
Diebold Nixdorf, Inc.	Plexus Corp.
Extreme Networks, Inc.	Pure Storage, Inc.
F5, Inc.	Teradata Corporation
Infinera Corporation	TTM Technologies, Inc.
Juniper Networks, Inc.	Viasat, Inc.
Lumentum Holdings Inc.	Vishay Intertechnology, Inc.

The Compensation Committee utilized for fiscal year 2023 the independent consultant report developed for fiscal year 2022 as it believed the report continued to be relevant. Recognizing that over-reliance on external comparisons can be of concern, the Compensation Committee used external comparisons as only one point of reference and was mindful of the value and limitations of comparative data. Before receiving Radford's information and assistance in fiscal year 2022, the Compensation Committee assessed the independence of Radford in the light of all relevant factors, including additional services and other factors required by the SEC, that could give rise to a potential conflict of interest with respect to Radford. Based on these reviews and assessments, the Compensation Committee did not identify any conflicts of interest raised by the work performed by Radford.

Key Fiscal Year 2023 Executive Compensation Decisions and Actions

Key fiscal year 2023 executive compensation decisions and actions included the following:

- As a part of its philosophy to link compensation to corporate performance, the Compensation Committee adopted the FY2023 Performance Program for Other Named Executive Officers in January 2023. Similar to the program for these persons utilized during the prior fiscal year, in addition to base salary and fixed bonus components, the program continued to include a performance-based annual incentive award, most of which is payable in the form of service-based restricted stock units ("RSUs") that generally vest over a period of four years. The performance-based annual incentive award continues to have each of the following features:

    * Formula-based;

    * Utilizes company performance metrics that are individualized based upon the role of the officer; and

    * Utilizes company performance metrics tied closely to stockholder value, including percentage appreciation in stock price from the prior fiscal year and percentage increase in worldwide revenue from the prior fiscal year. See "- FY2023 Performance Program for Other Named Executive Officers" below for more information.

- As a part of continued efforts to evolve the approach to named executive officer compensation and to further improve the linkage of compensation to corporate performance to other named executive officers, the Compensation Committee carefully re-evaluated the KPIs utilized under the performance-based portion of the FY2023 Performance Program for Other Named Executive Officers and the fixed bonus component of the FY2023 Performance Program for Other Named Executive Officers:

    * Under such program, the Compensation Committee determined to utilize the same KPIs for fiscal year 2023 as were utilized in fiscal year 2022 for Mr. Weigand. These included a Stock Price Increase KPI and a Long-Term Investor Increase KPI, as well as a subjective Individual Performance Evaluation KPI determined by the CEO. The Compensation Committee believed such KPIs continued to accurately reflect the most relevant factors to measure the CFO's performance in a manner that aligns with stockholder value and stockholder interests. The weightings given to such KPIs were also unchanged between the programs for fiscal year 2022 and fiscal year 2023. See "- FY2023 Performance Program for Other Named Executive Officers – Performance Incentive Award" below for more information.

In addition, the Compensation Committee decided to leave unchanged the fixed bonus component for Mr. Weigand at 30% of his base salary for fiscal year 2023. See "- FY2023 Performance Program for Other Named Executive Officers – Fixed bonus component" below for more information.

* Under such program, the Compensation Committee determined to utilize an updated and different mix of KPIs for fiscal year 2023 for Mr. Clegg's program. For fiscal year 2023, Mr. Clegg's KPIs continued to include a Worldwide Revenue KPI, as well as a subjective Individual Performance Evaluation KPI determined by the CEO (features similar to those used for fiscal year 2022). However, for fiscal year 2023, Mr. Clegg's other KPIs included both a Growth in Top 3000 Customer KPI and a Slow Moving & Excess and Obsolete Inventory KPI (the "Inventory KPI"), which are new. Previously, in fiscal year 2022, Mr. Clegg's other KPIs included both a Stock Price Increase KPI and a Worldwide Net Profit KPI, which the Compensation Committee determined not to utilize for fiscal year 2023, as the Compensation Committee believed the new KPIs more accurately reflected the appropriate objectives of a Senior Vice President of Worldwide Sales in a manner that aligns with stockholder value and stockholder interests. In addition, the Compensation Committee also determined for fiscal year 2023 to adjust the weightings of the various KPIs selected for Mr. Clegg to more finely tune the program. For example, while the Worldwide Revenue KPI had been double weighted in Mr. Clegg's program for fiscal year 2022, for fiscal year 2023 this KPI was triple weighted. See "- FY2023 Performance Program for Other Named Executive Officers – Performance Incentive Award" below for more information.

In addition, the Compensation Committee decided to adjust the fixed bonus component for Mr. Clegg to 20% of his base salary for fiscal year 2023, compared to 25% of his base salary for the prior fiscal year 2022. See "- FY2023 Performance Program for Other Named Executive Officers – Fixed bonus component" below for more information.

- Based on effective base salaries and the Compensation Committee's review and certification of actual performance (as described further below) under the FY2023 Performance Program for Other Named Executive Officers for fiscal year 2023:

  * Mr. Weigand received a fixed bonus amount of $148,568 paid in semi-monthly installments during fiscal year 2023, earned a cash payment of $167,127 and earned an aggregate grant of $668,509 in RSUs that were granted on August 24, 2023 and August 25, 2023. These RSUs generally vest in annual installments over four years; and

  * Mr. Clegg received a fixed bonus amount of $88,888 paid in semi-monthly installments during fiscal year 2023, earned a cash payment of $157,923, and earned an aggregate grant of $157,923 in RSUs that were granted on August 24, 2023 and August 25, 2023. These RSUs generally vest in annual installments over four years.

- Base salaries for the named executive officers other than the CEO were also adjusted during fiscal year 2023 as a part of a perceived critical need to enhance retention value for key personnel, and were based in part upon:

  * Analyses provided in the previously prepared compensation study for fiscal year 2022 that indicated that base salaries for such named executive officers (prior to the increases) were generally below the 25th percentile in the market. With the adjustments made during fiscal year 2023, based upon the previously prepared compensation study for fiscal year 2022 (prepared in July 2021), the base salaries for the named executive officers other than the CEO were generally at the 50th percentile in the market according to such study; and

  * Consideration of the continued inflationary market conditions in fiscal year 2023.

- Fiscal year 2023 was the second full fiscal year in which the CEO operated under the 2021 CEO Performance Award, and related agreements, which was granted in March 2021. During the preceding fiscal year 2022, one of the five tranches under the 2021 CEO Performance Award (representing 200,000 options granted under such award) was earned. During fiscal year 2023, the Compensation Committee closely monitored the Company's performance and the CEO's performance against not only the key metrics of the 2021 CEO Performance Award, but also the objectives of the 2021 CEO Performance Award, for alignment with stockholder value and stockholder interests. During fiscal year 2023, the CEO received a base salary of only $1, no short-term cash bonus awards, and no time-based or performance-based equity awards.

- During fiscal year 2023, an additional three tranches under the 2021 CEO Performance Award (representing 600,000 options granted under such award) were earned. More specifically:

    * The Company's annualized revenue exceeded $4.8 billion (representing the second revenue goal under the 2021 CEO Performance Award) for the four quarters ended June 30, 2022. The trailing 60-trading-day average of closing prices of the Company's Common Stock reached $60.00 (representing the second stock price goal under the 2021 CEO Performance Award) on October 11, 2022. Based upon the matching of the relevant revenue goal with the corresponding stock price goal, the Compensation Committee certified the vesting of the second 200,000 shares subject to the 2021 CEO Performance Award on October 25, 2022;

    * The Company's annualized revenue exceeded $5.8 billion (representing the third revenue goal under the 2021 CEO Performance Award) for the four quarters ended September 30, 2022. The trailing 60-trading-day average of closing prices of the Company's Common Stock reached $75.00 (representing the third stock price goal under the 2021 CEO Performance Award) on December 23, 2022. Based upon the matching of the relevant revenue goal with the corresponding stock price goal, the Compensation Committee certified the vesting of the third 200,000 shares subject to the 2021 CEO Performance Award on January 4, 2023; and

    * The Company's annualized revenue exceeded $6.8 billion (representing the fourth revenue goal under the 2021 CEO Performance Award) for the four quarters ended June 30, 2023. The achievement of the $6.8 billion annualized revenue milestone is expected to be certified by the Compensation Committee after the Annual Report on Form 10-K for the year ended June 30, 2023, is filed with the SEC. The trailing 60-trading-day average of closing prices of the Company's Common Stock reached $95.00 (representing the fourth stock price goal under the 2021 CEO Performance Award) on April 17, 2023. Based upon the matching of the relevant revenue goal with the corresponding stock price goal, the Compensation Committee is expected to certify the vesting of the fourth 200,000 shares subject to the 2021 CEO Performance Award after the Annual Report on Form 10-K for the year ended June 30, 2023, is filed with the SEC, and concurrently with the certification of the achievement of the $6.8 billion annualized revenue milestone.

- The trailing 60-trading-day average of closing prices of the Company's Common Stock reached $120.00 (representing the fifth and final stock price goal under the 2021 CEO Performance Award) on May 30, 2023. The fifth and final annualized revenue goal of $8.0 billion under the 2021 CEO Performance Award remains to be achieved.

The Compensation Committee will continue to closely monitor the Company's performance and the CEO's performance against both the key metrics and objectives of the 2021 CEO Performance Award. As of the date of this report, the 2021 CEO Performance Award has been earned and is exercisable at a per share price of $45 with respect to 800,000 shares.

The Role of the Most Recent Stockholder Say-on-Pay Vote

The Compensation Committee, the entire Board, and our management value the opinions of our stockholders. Feedback received from stockholders has previously included a desire that a more significant portion of executive compensation be tied to performance based upon the achievement of pre-established goals. For fiscal year 2023, the Compensation Committee continued to take such prior feedback into consideration when it developed, designed, and implemented the FY2023 Performance Program for Other Named Executive Officers, and particularly the re-evaluation of the KPIs utilized under the performance-based portion of such program.

Our last annual meeting of stockholders was held on May 19, 2023 (the "Fiscal Year 2022 Annual Meeting"), and we provided our stockholders the annual opportunity to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in the proxy statement for such meeting. At the meeting, stockholders representing approximately 98% of the stock present and entitled to vote on this "say-on-pay" proposal approved the compensation of our named executive officers. Although the Fiscal Year 2022 Annual Meeting was held during the latter part of fiscal year 2023 when significant decisions affecting compensation matters for fiscal year 2023 for the named executives had already been made by the Compensation Committee and the say-on-pay vote was non-binding, the Compensation Committee expects to continue to consider the outcome of that vote when making future compensation decisions for our named executive officers.

Role of Executive Officers in the Compensation Process

Each year, management provides recommendations to the Compensation Committee regarding compensation program design and evaluations of executive and Company performance. In particular, in fiscal year 2023, both our Chief Executive Officer and Chief Financial Officer provided the Compensation Committee with their views on the merits of a performance-based compensation program for certain named executive officers (other than the CEO), and the design of such program (including components thereof such as base salary, short-term cash incentives, equity incentives, and the KPIs utilized under the performance-based portion of such program). The Compensation Committee believes the participation of such named executive officers in the process which culminated in the adoption in fiscal year 2023 of the FY2023 Performance Program for Other Named Executive Officers, and the willingness of such named executive officers to participate in the program developed, is evidence of the commitment of these named executive officers to our Company and their confidence in our future.

At the end of fiscal year 2023, our Chief Financial Officer provided the Compensation Committee with information about the Company's performance against the objective metrics set forth in the FY2023 Performance Program for Other Named Executive Officers and the Chief Executive Officer provided the Compensation Committee with his evaluation of the subjective performance of such participating named executive officers, which is one of performance metrics contained in the FY2023 Performance Program for Other Named Executive Officers. This performance evaluation provided by the CEO included his views as to the impact of individual named executive officers on strategic initiatives and organizational goals, as well as their functional expertise and leadership. The Chief Executive Officer also provided the Compensation Committee with his views of the nature and extent of our performance against expectations.

While the Compensation Committee carefully considers all recommendations made by members of management, ultimate authority for all compensation decisions regarding our named executive officers rests with the Compensation Committee and the Board.

Fiscal Year 2023 CEO Compensation

Overview of Fiscal Year 2023 CEO Compensation

Fiscal year 2023 was the second full fiscal year in which the CEO operated under the 2021 CEO Performance Award, and related agreements. In connection with the grant of the 2021 CEO Performance Award, Mr. Liang receives a de minimis salary of $1 per year and no cash bonuses through June 30, 2026. Mr. Liang must also remain as the Company's CEO (or such other position with the Company as Mr. Liang and the Board may agree) at the time each goal is met in order for the corresponding tranche to vest. This helps ensure Mr. Liang's active leadership of the Company over the long term.

Discussion and Analysis of 2021 CEO Performance Award

On March 2, 2021, the Compensation Committee granted to our Chief Executive Officer, Mr. Liang, the 2021 CEO Performance Award, which is a long-term performance-based option award to purchase up to 1,000,000 shares of the Company's common stock that may vest in five equal tranches. Each of the five tranches vests if a specified revenue goal (each, a "Revenue Goal") and a specified stock price goal (each, a "Stock Price Goal") is achieved. Revenue Goals must be achieved by June 30, 2026 (the "Revenue Performance Period") and Stock Price Goals must be achieved by September 30, 2026 (the "Stock Price Performance Period"). As of July 31, 2023, four of the five Revenue Goals have been achieved and all of the Stock Price Goals have been achieved. The 2021 CEO Performance Award will generally expire on March 2, 2031, and includes, among other terms and conditions, a restriction on the sale of any shares issued upon exercise of the 2021 CEO Performance Award until March 2, 2024, the third anniversary of the date of grant.

The following table sets forth the Revenue Goals which must be achieved by the end of the Revenue Performance Period of June 30, 2026, together with its achievement status as of July 31, 2023:

Revenue Goals[1]	Absolute Change From Revenue Reported for the Fiscal Year Ended Prior to the Grant of the CEO Performance Award (June 30, 2020)[2]	Achievement Status
$4.0 billion	20%	Achieved[3]
$4.8 billion	44%	Achieved[4]
$5.8 billion	74%	Achieved[5]
$6.8 billion	104%	Achieved[6]
$8.0 billion	140%	Not yet achieved

(1) Revenue means the Company's total revenues, as reported by the Company in its financial statements on Forms 10-Q and 10-K filed with the SEC (but without giving effect to any rounding used in reporting the amounts in Form 10-Q and Form 10-K), for the previous four consecutive fiscal quarters of the Company.
(2) Revenue reported in the Company's Form 10-K for the fiscal year ended June 30, 2020, was $3.34 billion.
(3) Revenue reported for the four quarters ended December 31, 2021, was $4.17 billion.
(4) Revenue reported for the four quarters ended June 30, 2022 was $5.20 billion.
(5) Revenue reported for the four quarters ended September 30, 2022 was $6.02 billion.
(6) Revenue reported for the four quarters ended June 30, 2023 was $7.1 billion. The achievement of the $6.8 billion annualized revenue milestone is expected to be certified by the Compensation Committee after the Annual Report on Form 10-K for the year ended June 30, 2023, is filed with the SEC.

The following table sets forth the Stock Price Goals which must be achieved by September 30, 2026, together with its achievement status as of July 31, 2023:

Stock Price Goals[1]	Absolute Change in Stock Price from Grant Date Stock Price[2]	Absolute Change in Stock Price From $45 Exercise Price	Achievement Status
$45	32%	0%	Achieved[3]
$60	76%	33%	Achieved[4]
$75	120%	67%	Achieved[5]
$95	179%	111%	Achieved[6]
$120	252%	167%	Achieved[7]

(1) Sustained stock price performance is required for each Stock Price Goal to be met, other than in connection with a change in control. For each Stock Price Goal to be met, the sixty-trading day average stock price must equal or exceed the Stock Price Goal.
(2) Utilizes closing stock price on March 2, 2021, of $34.08 per share.
(3) The sixty-trading day average stock price from March 15, 2022 through June 8, 2022 was $45.12.
(4) The sixty-trading day average stock price from July 19, 2022 through October 11, 2022 was $60.16.
(5) The sixty-trading day average stock price from September 30, 2022 through December 23, 2022 was $75.40.
(6) The sixty-trading day average stock price from January 20, 2023 through April 17, 2023 was $95.11.
(7) The sixty-trading day average stock price from March 6, 2023 through May 30, 2023 was $120.87.

Challenging Goals

Revenue Goals



Stock Price Goals



Each of the five tranches vests only when both the applicable Revenue Goal and Stock Price Goal for such tranche are certified by the Compensation Committee as having been met.

A Revenue Goal and a Stock Price Goal that are matched together can be achieved at different points in time and vesting will occur at the later of the achievement certification dates for such Revenue Goal and Stock Price Goal. Subject to any applicable clawback provisions, policies or other forfeiture terms described in the 2021 CEO Performance Award, once a goal is achieved, it is forever deemed achieved for determining the vesting of a tranche.

There is no automatic acceleration of vesting of the 2021 CEO Performance Award upon a future "change in control," but any tranches that are unvested as of the date of the change in control will vest upon the change in control if the Stock Price Goal related to that tranche is achieved (the Revenue Goals will be disregarded). For purposes of determining whether any Stock Price Goal has been achieved, the stock price shall equal the greater of (1) the most recent closing price per share immediately prior to the effective time of such change in control, or (2) the per share common stock price (plus the per share of common stock value of any other consideration) received by our stockholders in the change in control. To the extent any tranche of the 2021 CEO Performance Award has not vested prior to the change in control and does not vest in connection with the change of control based on attainment of the relevant Stock Price Goal, as described above, such tranche under the 2021 CEO Performance Award will terminate as of the effective date of the change in control. For these purposes, we note that all Stock Price Goals have now been achieved.

As stated above, during fiscal year 2023, the Compensation Committee closely monitored the Company's performance and the CEO's performance against not only the key metrics of the 2021 CEO Performance Award, but also the objectives of the 2021 CEO Performance Award, for alignment with stockholder value and stockholder interests. The Compensation Committee designed the 2021 CEO Performance Award to be a challenging long-term incentive for future performance, and the Compensation Committee noted in particular at that time that the performance thresholds could take many years to achieve, if they could be achieved at all. As of the date of this report, the 2021 CEO Performance Award has been earned and is exercisable at a per share price of $45 with respect to 800,000 shares.

FY2023 Performance Program for Other Named Executive Officers

Overview

On January 24, 2023, after consultations with Mr. Liang, and consideration of such other factors as the Compensation Committee considered appropriate (including input previously received from the Compensation Committee's compensation consultant and an executive compensation study from prior years), the Compensation Committee approved an executive compensation program for fiscal year 2023 for two of the Company's NEOs, Mr. Weigand (the "CFO Compensation Program") and Mr. Clegg (the "SVP Sales Compensation Program").

The Compensation Committee believes the FY2023 Performance Program for Other Named Executive Officers furthers the Company's executive compensation philosophy to link compensation to corporate and individual performance. The principal compensation elements of the FY2023 Performance Program for Other Named Executive Officers are:

- A base salary in the form of cash and representing fixed compensation to reward individual performance and contributions ("Base Salary");

- A fixed bonus component payable in semi-monthly installments in the form of cash and based upon a percentage of Base Salary (the "Fixed Bonus"); and

- A performance-based annual incentive award ("Performance Incentive Award") which, for Mr. Weigand, is payable 20% in the form of cash (the "Performance Cash") and 80% in the form of service-based RSUs (the "Performance RSUs") and, for Mr. Clegg, is payable 50% in the form of Performance Cash and 50% in the form of Performance RSUs. Performance RSUs will generally vest in equal annual installments over a period of approximately four years.

Base Salary

The following table sets forth Base Salaries for Mr. Weigand and Mr. Clegg at the end of each of fiscal year 2022 and 2023:

Name	Principal Position During Fiscal Year 2023	End of Fiscal Year 2022 Base Salary Rate[(1)(2)]	End of Fiscal Year 2023 Base Salary Rate[(1)(3)]	Base Salary % Change
David Weigand	Senior Vice President, Chief Financial Officer and Chief Compliance Officer	$ 465,151	$ 520,969	12.0 %
Don Clegg	Senior Vice President, Worldwide Sales	$ 403,382	$ 435,652	8.0 %

(1) The base salary amounts actually paid to each named executive officer for fiscal year 2022 and 2023 are disclosed in the Summary Compensation Table.
(2) For fiscal year 2022, salary amounts disclosed in the Summary Compensation Table for each named executive officer are less than the amounts disclosed in the table above because of the adjustments made to Base Salary during fiscal year 2022, which were: for Mr. Weigand, increases to $418,000 effective July 1, 2021, to $434,720 effective March 1, 2022, and to $465,151 effective May 1, 2022; and for Mr. Clegg, increases to $376,640 effective July 1, 2021, to $384,173 effective March 1, 2022, and to $403,382 effective May 1, 2022.
(3) For fiscal year 2023, salary amounts disclosed in the Summary Compensation Table for each named executive officer differ from the amounts disclosed in the table above because of the timing of adjustments made to Base Salary during fiscal year 2023, which were: for Mr. Weigand, increase to $520,969 effective October 1, 2022; and for Mr. Clegg, increase to $435,652 effective October 1, 2022. In addition, salary amounts disclosed in the Summary Compensation Table for such named executive officers also include amounts for paid out vacation and sick days.

Adjustments to Base Salaries for Mr. Weigand and Mr. Clegg were made during fiscal year 2023 after the Compensation Committee considered recommendations from the CEO. Primary factors the Compensation Committee considered in connection with these increases included the following:

- Analyses provided in the prior compensation study for fiscal year 2022 which indicated that even after multiple adjustments to base salaries for such executive officers made during the prior fiscal year 2022 (which were discussed in the prior year's Compensation Discussion & Analysis), the base salaries for such executive officers were still generally below the 50th percentile in the market. With the adjustments made during fiscal year 2023, based upon the previously prepared compensation study for fiscal year 2022, the base salaries for Mr. Weigand and Mr. Clegg were generally at the 50th percentile in the market according to such study; and

- Consideration of continuing inflationary market conditions in fiscal year 2023.

In addition, while not participating in the FY2023 Performance Program for Other Named Executive Officers, Mr. George Kao, another named executive officer, also received an adjustment to his base salary rate during fiscal year 2023 based upon the same factors the Compensation Committee considered for each of Mr. Weigand and Mr. Clegg. During fiscal year 2023, Mr. Kao's base salary rate increased from $373,411 to $395,816 effective January 1, 2023, an aggregate increase of 6.0% during fiscal year 2023.

Fixed bonus component

Under the FY2023 Performance Program for Other Named Executive Officers, Mr. Weigand and Mr. Clegg receive a fixed bonus component payable in semi-monthly installments in the form of cash, which is based upon a percentage of Base Salary (the "Fixed Bonus"). The Compensation Committee included the Fixed Bonus as a part of the FY2023 Performance Program for Other Named Executive Officers for their continued achievements and contributions to the Company.

The Fixed Bonus percentage of Base Salary for fiscal year 2023 was 30% for Mr. Weigand. While the Fixed Bonus percentage of Base Salary remain unchanged between fiscal year 2022 and fiscal year 2023 for Mr. Weigand, Mr. Clegg's Fixed Bonus percentage of Base Salary was adjusted between fiscal year 2022 and fiscal year 2023. Mr. Clegg's Fixed Bonus percentage was 25% from July 1, 2022 to September 30, 2022 ("Mr. Clegg's Prior Fixed Bonus Percentage") and 20% from October 1, 2022 to June 30, 2023 (Mr. Clegg's New Fixed Bonus Percentage"). The Compensation Committee believed such adjustment with a smaller amount of Mr. Clegg's compensation being fixed was appropriate given his role, when also coupled with the increased weighting adjustment given to Mr. Clegg's worldwide revenue KPI under the Performance Incentive Award component of his award. See "- Performance Incentive Award" below.

The Compensation Committee decided to retain the Fixed Bonus component for the FY2023 Performance Program for Other Named Executive Officers because the Committee believed the aggregate total cash compensation for these two officers, based on their base salaries effective on October 1, 2022, amount of cash earned under the Fixed Bonus percentages, and the amount of cash which the Committee believed would likely be earned under the cash portion of the Performance Incentive Award (see "- Performance Incentive Award" below), was likely to still be less than the market 50th percentile for comparable positions based upon the prior compensation study for fiscal year 2022. The following table sets forth the total amount of Fixed Bonus received by such persons for fiscal year 2023:

Name	Principal Position During Fiscal Year 2023	Fiscal Year 2023 Fixed Bonus Received
David Weigand	Senior Vice President, Chief Financial Officer and Chief Compliance Officer	$148,568[1]
Don Clegg	Senior Vice President, Worldwide Sales	88,888[2]

(1) For Mr. Weigand, the Fixed Bonus paid from July 1, 2022 to September 30, 2022 was determined based upon a base salary of $418,000 at the beginning of fiscal year 2022. The Fixed Bonus paid from October 1, 2022 to June 30, 2023 was determined based upon Mr. Weigand's increase in base salary to $520,969.

(2) For Mr. Clegg, the Fixed Bonus paid from July 1, 2022 to September 30, 2022 was determined based upon a base salary of $376,640 at the beginning of fiscal year 2022 and Mr. Clegg's Prior Fixed Bonus Percentage. The Fixed Bonus paid from October 1, 2022 to June 30, 2023 was determined based upon Mr. Clegg's increase in base salary to $435,652 and Mr. Clegg's New Fixed Bonus Percentage.

Mr. George Kao, another named executive officer, does not participate in the FY2023 Performance Program for Other Named Executive Officers, but during fiscal year 2023 was eligible for the Company's regular semi-annual bonus payouts available to employees pursuant to which he received $14,362. Such bonus payouts are discretionary on the part of the Company, but (when made based upon Company performance) are available to a broad base of Company employees with amounts subject to CEO discretion and approval. Mr. Kao's discretionary bonus payout was equal to less than 4% of his base salary at the end of fiscal year 2023.

Performance Incentive Award

Description of Performance Incentive Award. Under the Performance Incentive Award portion of the FY2023 Performance Program for Other Named Executive Officers, participants have the ability to earn Performance Incentive Awards based upon the achievement of certain specified KPIs and the CEO's subjective evaluation of each participant's performance during the fiscal year. Any Performance Incentive Awards earned by Mr. Weigand are payable 20% in cash and 80% in Performance RSUs, and any Performance Incentive Awards earned by Mr. Clegg are payable 50% in cash and 50% in Performance RSUs. The cash portion of the award is paid out promptly after the amount of any Performance Incentive Award is determined and approved by the Compensation Committee following the end of the fiscal year, and the Performance RSUs are granted at approximately the same time. The number of Performance RSUs granted to the participants is determined by dividing the value of the Performance RSU portion of the Performance Incentive Award by an average closing price of our stock, as described in more detail below. These Performance RSUs generally vest in equal annual installments over a period of four years from the first day of the new fiscal year, so long as the individual continues to be employed. Performance RSUs for the annual award are (for purposes of administration of shares available under the amended and restated 2020 Equity and Incentive Compensation Plan) capped for each of Messrs. Weigand and Clegg at a level unlikely to be earned. In addition:

- The amount of the earned Performance Incentive Award is determined as a multiple (the "Multiple") of a base incentive target (calculated as a set percentage of Base Salary) set for each participant (the "Base Incentive Target").

- The Base Incentive Target for fiscal year 2023 was set at 10% of Base Salary for each of Messrs. Weigand and Clegg.

- Each KPI and the CEO's subjective evaluation of performance contribute to the calculation of the Multiple, which is applied to the Base Incentive Target to determine the total amount of the earned Performance Incentive Award:

  ◦ For Mr. Weigand, the KPIs for fiscal year 2023 were based upon:

    - Percentage appreciation in Company stock price from June 30, 2022, to June 30, 2023, with a 100% increase in the stock price counting as 1.00 towards determination of the final aggregate Multiple; and

      - This KPI is "double weighted," meaning that such percentage increase in stock price is then multiplied by two, and that resulting percentage is then used in the calculation of the aggregate Multiple as described above and illustrated below; and

    - Percentage increase in number of long-term investors in the Company from June 30, 2022, to June 30, 2023, with a 100% increase in the number of long-term investors counting as 1.00 towards the determination of the final aggregate Multiple; and

      * Such KPI is also "double weighted," meaning that such percentage increase is multiplied by two, and that resulting percentage is then used in the calculation of the aggregate Multiple as described above and illustrated below.

  ◦ For Mr. Weigand, an individual performance evaluation rating (on a scale from 1.0 to 5.0) was also given by the CEO for the fiscal year, with each 1.00 of rating counting as 1.00 towards determination of the final aggregate Multiple.

    The scores arising from these KPI results, and the performance evaluation, are then added together to determine the final aggregate Multiple that is applied to the Base Incentive Target to determine the value of the Performance Incentive Award. For these purposes, long-term investors in the Company are defined as either (1) a new long-term investor with at least 100,000 shares (which represents approximately about 0.2% of the total number of shares outstanding) added during fiscal year 2023 or (2) an existing long-term investor who had increased its holdings by at least 50% during fiscal year 2023; provided, however, that index funds, hedge funds, and broker-dealers are excluded from the definition of long-term investors. A list of potential long-term investors at the end of fiscal year 2022 had been identified based upon certain SEC filings made by such investors, and the foregoing evaluation criteria was then applied to such list.

- For Mr. Clegg, the KPIs for fiscal year 2023 are based upon:

    - Percentage increase in number of our top 3,000 customers from June 30, 2022, to June 30, 2023, with a 100% increase in the number of our top 3,000 customers counting as 1.00 towards determination of the final aggregate Multiple. For these purposes, new top 3,000 customers are identified based upon new customer accounts which were set up in our internal accounting system during fiscal year 2023 based upon approximately 900+ accounts which were targeted for marketing efforts in the fiscal year;

        * Such KPI is "double weighted," meaning that such percentage increase is multiplied by two, and that resulting percentage is then used in the calculation of the aggregate Multiple as described above and illustrated below.

    - Percentage increase in worldwide revenue from the prior fiscal year, with a 100% increase in revenue counting as 1.00 towards determination of the final aggregate Multiple;

        * This KPI is "triple weighted," meaning that such percentage increase in worldwide revenue is then multiplied by three, and that resulting percentage is then used in the calculation of the aggregate Multiple as described above and illustrated below. During the prior fiscal year 2022, Mr. Clegg had this same KPI, but it was only "double weighted." The Compensation Committee believed it was appropriate to increase the weighting of this KPI to "triple weighted" for fiscal year 2023 given Mr. Clegg's role as Senior Vice President, Worldwide Sales, as achievement against this metric has high correlation with the Company's stock price; and

    - Change in Slow Moving & Excess and Obsolete Inventory KPI, or Inventory KPI, which is calculated by dividing slow moving and excess and obsolete inventory for fiscal year 2022 by slow moving and excess and obsolete inventory for fiscal year 2023, and subtracting 1.00 from such quotient;

        * The Inventory KPI is "double weighted," meaning that such resulting number from the calculation described above is then multiplied by two, and that resulting number is then used in the calculation of the aggregate Multiple as described above and illustrated below; and

- For Mr. Clegg, an individual performance evaluation rating (on a scale from 1.0 to 5.0) was also given by the CEO for the fiscal year, with each 1.00 of rating counting as 1.00 towards determination of the final aggregate Multiple.

The scores arising from these KPI results, and the performance evaluation, are then added together to determine the final aggregate Multiple that is applied to the Base Incentive Target to determine the value of the Performance Incentive Award.

For each of Mr. Weigand and Mr. Clegg, a decrease in stock price, number of long-term investors, number of our top 3,000 customers, and/or worldwide revenue from the prior fiscal year (as may be applicable) results in a multiple of zero for that KPI for purposes of determining the aggregate Multiple. For these purposes, worldwide revenue is defined as our net sales for the fiscal year as reported in our consolidated financial statements. In addition, for Mr. Clegg, an increase in slow moving and excess and obsolete inventory from the prior fiscal year results in a multiple of zero for the Inventory KPI for purposes of determining the aggregate Multiple. Slow moving and excess and obsolete inventory apply written guidelines that have been established which categorize products based upon various criteria (such as price sensitivity based upon age (e.g. CPUs, GPUs), volume/cost of product, and product lead time), and then for each such category define a time period after which they are considered slow moving.

Performance Cash is paid in the next payroll cycle following the Compensation Committee's certification and approval of the calculation of the Performance Incentive Award after the end of the fiscal year, or as soon as reasonably practical thereafter.

Performance RSUs are to be granted to the respective participating officer on a grant date within 10 days of the Compensation Committee's certification and approval of the results of the Performance Incentive Award (the "Grant Date"), but in no event later than August 31, 2023, subject to the recipient remaining employed with, or otherwise continuing to provide services to, the Company through such Grant Date. The number of Performance RSUs earned will be determined by dividing the value of the portion of the Performance Incentive Award earned thereunder allocated to the Performance RSUs portion by the sixty-trading day average closing stock price of the Company's common stock as of (and including) the date immediately prior to the Grant Date (rounded to the nearest whole RSU, and subject to (for purposes of administration of shares available under the amended and restated 2020 Equity and Incentive Compensation Plan) a maximum cap at a level unlikely to be earned.

Measurement of Fiscal Year 2023 Performance against the Performance Incentive Award. The following sets forth the determination of the Performance Incentive Award based upon fiscal year 2023 performance for Mr. Weigand:

Performance Measure	Achievement	Weighting Factor	Final Weighted Score
Stock Price Increase KPI	518% (or 5.18)[1]	2X	10.36
Long-Term Investor Increase KPI	44% (or 0.44)[2]	2X	0.88
Individual Performance Evaluation	4.8[3]	1X	4.8
		Total Multiple	16.04
		Base Incentive Target	$52,097
	Final Earned Performance Incentive Award Value		$835,636
	Performance Cash Payout Value (20%)		$167,127
	Performance RSUs Payout Value (80%)		$668,509
	Number of Performance RSUs Granted in August 2023[4]		2,479

(1) Our closing stock price on June 30, 2022 and June 30, 2023 was $40.35 and $249.25, respectively.
(2) Utilizing the definition of long-term investor specified above, it was determined the number of Long-Term Investors increased from 50 to 72 during fiscal year 2023.
(3) Based upon the CEO's evaluation.
(4) 2,046 and 433 RSUs were granted on August 24, 2023 and August 25, 2023, respectively, based on the average 60-trading day closing stock price of $269.46 and $269.94, respectively.

The following sets forth the determination of the Performance Incentive Award based upon fiscal year 2023 performance for Mr. Clegg:

Performance Measure	Achievement	Weighting Factor	Final Weighted Score
Top 3,000 Customers KPI	92% (or 0.92)[1]	2X	1.84
Worldwide Revenue KPI	37% (or 0.37)[2]	3X	1.11
Inventory KPI	NA[3]	2X	NA
Individual Performance Evaluation	4.3[4]	1X	4.3
		Total Multiple	7.25
		Base Incentive Target	$43,565
	Final Earned Performance Incentive Award Value		$315,846
	Performance Cash Payout Value (50%)		$157,923
	Performance RSUs Payout Value (50%)		$157,923
	Number of Performance RSUs Granted in August 2023[5]		585

(1) Using the definition of new top 3,000 customer specified above, it was determined that 123 such customers were added during fiscal year 2023.
(2) In our consolidated financial statements, we recorded revenues of $5,196.1 million and $7,123.5 million for fiscal year 2022 and fiscal year 2023, respectively.
(3) The final weighted score for this performance measure was determined to be zero. In our consolidated financial statements, we recorded a $36.6 million increase in inventory reserve charges between fiscal year 2022 and fiscal year 2023
(4) Based upon the CEO's evaluation.

(5) 320 and 265 RSUs were granted on August 24, 2023 and August 25, 2023, respectively, based on the average 60-trading day closing stock price of $269.46 and $269.94, respectively.

Other Equity-Based Incentive Compensation

While participants in the FY2023 Performance Program for Other Named Executive Officers are eligible to receive performance-based awards under the Performance Incentive Award portion of such program, such persons also continue to be eligible to receive other equity-based incentive compensation, along with our other named executive officers and other persons eligible for awards under the amended and restated 2020 Equity and Incentive Compensation Plan. In continuing to award other equity-based incentive compensation to participants in the FY2023 Performance Program for Other Named Executive Officers, the Compensation Committee noted that the prior compensation study described above indicated that the historical level of equity awards made had low retention power, and that equity vehicles that included a mix of both time-based RSUs and PRSUs should be considered. As a result, the Compensation Committee elected to continue its practice of making regular periodic refresh grants of time-based equity incentives of both RSUs and options to the named executive officers participating in the FY2023 Performance Program for Other Named Executive Officers.

For such named executive officers participating in the FY2023 Performance Program for Other Named Executive Officers, the Compensation Committee views stock options and other equity-based awards as an important component of the total compensation. We believe that equity-based awards also align the interests of a named executive officer with those of our stockholders. They also provide named executive officers a significant, long-term interest in our success and help retain key named executive officers in a competitive market for executive talent. The amended and restated 2020 Equity and Incentive Compensation Plan authorized the Compensation Committee to grant stock options and other equity-based awards to eligible named executive officers. The number of shares owned by, or subject to equity-based awards held by, each named executive officer is periodically reviewed and additional awards are considered based upon a generalized assessment of past performance, expected future performance and the relative holdings of executive officers. In addition to equity-based awards made in connection with events such as promotions, the Compensation Committee has historically granted refresh equity awards to employees (including executive officers) on a two-year cycle.

For fiscal year 2023, which commenced July 1, 2022, in addition to the Performance RSUs discussed above under "-Performance Incentive Award," the Compensation Committee determined to provide the awards of service-based stock options and RSUs to named executive officers as outlined in the table below.

	Type of Award	Quantity (at Target) of Award	Rationale for Providing the Award
David Weigand	RSUs(1)	7,687	Special grant
	RSUs(2)	3,752	Performance grant
	RSUs(3)	1,000	Recognition grant
Don Clegg	RSUs(2)	3,184	Performance grant
	RSUs(3)	1,000	Recognition grant
George Kao	RSUs(3)	1,500	Recognition grant
	RSUs	2,930	Refresh grant
	Stock Options	6,500	Refresh grant

(1) As discussed in the Compensation Discussion & Analysis in the prior year Annual Report on Form 10-K, during fiscal year 2022, Mr. Weigand received a special award of 30,000 stock options (the "Special Award") to further incent him as a result of his promotion to Chief Financial Officer in February 2021, at which time no additional equity incentive had been awarded to him. The Committee originally commenced discussion of granting such Special Award in January 2022, but the grant was delayed until April 2022. The Company's stock price, however, had appreciated significantly during such period. Taking this information into consideration, the Committee, upon the recommendation of the CEO, awarded this special grant of RSUs to Mr. Weigand on August 12, 2022 specifically regarding this difference in Special Award grant timing, which special grant of RSUs has vesting dates generally in line with the vesting dates of the Special Award, vesting at the rate of seven equal quarterly installments with the initial vesting date on November 10, 2022, and the final vesting date will be May 10, 2024.

(2) Such RSUs were earned by Messrs. Weigand and Clegg as payouts pursuant to their Performance Incentive Awards under the FY2022 performance program. See the Compensation Discussion & Analysis discussion in the prior year Annual Report on Form 10-K for additional information. The RSUs were actually granted on August 29, 2022, and vest at an annual rate of 25% per year commencing July 1, 2023, with the final installment vesting on July 1, 2026.

(3) Such grants made on September 15, 2022 were part of a special recognition grant made to a broad set of employees which included Messrs. Weigand, Clegg, and Kao. These grants, consistent with certain prior practices over recent years to these same NEOs in connection with other broad-based special recognition rewards, vested 50% on October 25, 2022 and 50% on March 25, 2023, and were intended to recognize the Company's general assessment of awardees' recent collective achievement for and contributions to the Company. The CEO made the

recommendation on size of grants for the other NEOs to the Committee based on his subjective assessment of their contributions to the Company. For context, Company-wide, an aggregate of 170,365 RSUs were granted in connection with this special recognition grant to approximately 1,321 employees, with awards ranging in sizes up to a maximum of 2,000 units. The average award was for 129 RSUs, and (based upon the recommendation of the CEO) an aggregate of 29 employees received awards of 1,000 RSUs or more.

Stock Options. In general, the Compensation Committee uses stock options to directly align the compensation interests of participating named executive officers with the investment interests of our stockholders. The stock options described above for Mr. Kao were part of his regular periodic refresh grant cycle, and were granted on November 4, 2022 with a 10-year term and an exercise price equal to the closing market price of our common stock on the grant date ($76.63). Subject generally to the continued service of Mr. Kao, such stock options vest and become exercisable at the rate of 25% of the shares on November 4, 2023, and then an additional 1/16th of the shares at the end of each successive calendar quarter thereafter. The particular size of the stock option grants to Mr. Kao was determined based upon the recommendation of Mr. Liang, which was reviewed and approved by the Compensation Committee.

RSUs. In general, RSUs represent the right to receive payout of a defined number of shares of our common stock subject generally to continued employment through the vesting date. The RSUs granted to Mr. Weigand on August 12, 2022 were a special grant that vests at the rate of seven equal quarterly installments, with the initial vesting date on November 10, 2022 and the final vesting date on May 10, 2024. See the table above for additional information with respect to this special grant.

The RSUs granted to Messrs. Weigand and Clegg on August 29, 2022 were earned by Messrs. Weigand and Clegg pursuant to their Performance Incentive Awards under the prior year FY2022 performance program. Subject generally to the continued service of such named executive officers, these RSUs vest at an annual rate of 25% per year commencing July 1, 2023, with the final installment vesting on July 1, 2026.

On September 15, 2022, a special recognition grant was made to a broad set of employees which included Messrs. Weigand, Clegg, and Kao. These grants vested 50% on October 25, 2022 and 50% on March 25, 2023. See the table above for additional information with respect to this special recognition grant.

On November 4, 2022, a regular periodic refresh grant was made to Mr. Kao. These RSUs generally vest at the rate of 25% of the total number of units on November 10, 2023, and then an additional 1/16th of the units at the end of each successive calendar quarter thereafter. See the table above for additional information with respect to this refresh grant.

The particular sizes of the RSU grants to each of these named executive officers was determined based upon the recommendation of Mr. Liang, which was reviewed and approved by the Compensation Committee.

Stock Ownership Guidelines

In January 2022, our Board adopted stock ownership guidelines that apply to the Chief Executive Officer and our non-executive directors (the "Guidelines"). Under the Guidelines, the Chief Executive Officer has a target holding of 3x his then-current annual base salary; provided, however, that for so long as the Chief Executive Officer is Mr. Charles Liang, and his then-current annual base salary is less than his annual base salary as in effect immediately prior to the grant of his 2021 CEO Performance Award on March 2, 2021 (which annual base salary was $522,236 (the "Pre-grant CEO Salary")), then for purposes of determination of the Chief Executive Officer's target holding, his target shall be three times the Pre-grant CEO Salary. Under the Guidelines, non-employee directors have a target holding of 3x the then-current annual Board member retainer (regardless of whether such director actually receives such retainer). For purposes of determining such target holding for non-employee directors, other director cash fees such as fees for Committee member/chair service or excess per meeting fees are not considered as part of then-current annual Board member retainer.

Under the Guidelines, each target is expected to be attained by the later of (1) five years from the effective date of the Guidelines or (2) five years from the effective date of a covered person's assumption of the applicable role or responsibilities (or applicable designation as a covered person with a specific stock ownership target by the Compensation Committee) subjecting the covered person to the then-applicable stock ownership target. After the applicable five-year period has concluded, the covered person will be required to retain at least 50% of the common stock received (net of applicable withholding taxes) under our equity awards earned by, vested with respect to or exercised by the covered person if the covered person does not comply with his or her stock ownership target. Once a covered person has initially achieved his or her stock ownership target, the covered person will be considered to continue to be in compliance with the Guidelines unless as of the annual measurement the covered person's common stock ownership drops to less than 85% of the covered person's stock ownership target (in which case the covered person will have one year to again achieve compliance with the Guidelines).

Annual compliance with the stock ownership target will be measured, for each fiscal year, at the end of such fiscal year. Compliance with the stock ownership targets at any point in time will be based on the average closing price for the common stock for the immediately prior 60 days. For purposes of determining compliance with the stock ownership target, the following holdings by the covered person and his or her immediate family members sharing his or her household will be considered the equivalent of owning the corresponding applicable underlying common stock: (1) outright ownership of common stock; (2) vested common stock held in retirement or deferred compensation accounts; and (3) service-based restricted share, restricted stock unit and/or deferred share awards regarding common stock (whether or not vested).

As of June 30, 2023, each of the covered persons subject to the Guidelines met his or her stock ownership target.

Our insider trading policy prohibits any of our directors, executive officers, employees or contractors from engaging in any transactions in publicly-traded options, such as puts and calls, and other derivative securities, including any hedging or similar transaction, with respect to our common stock.

Stock Retention Policy

We have adopted a stock retention policy which requires that our Chief Executive Officer hold a significant portion of the shares of our common stock acquired under our equity incentive plans for at least 36 months. Generally, under the policy, the Chief Executive Officer must retain at least 50% of all "net" shares received ("net" shares means those shares remaining after the sale or withholding of shares in payment of the exercise price, if applicable, and withholding taxes) for at least 36 months following the date on which an equity award is vested, settled or exercised, as applicable. In addition, in connection with the 2021 CEO Performance Award previously granted to our Chief Executive Officer, the Board required a restriction on the sale of any shares issued upon the exercise of the options associated with such award until March 2, 2024, the third anniversary of the grant date. See "Discussion and Analysis of 2021 CEO Performance Award."

Clawback Policy

Prior to calendar year 2023, we established a recoupment policy applicable to our named executive officers (the "Recoupment Policy"). Under the Recoupment Policy, if we are required to prepare an accounting restatement due to material noncompliance with the financial reporting requirements under United States securities laws, the Compensation Committee shall be entitled to have the Company recover from any current or former executive officer any excess incentive-based compensation received by such person during the three-year period prior to the date on which we are required to prepare the restatement. This Recoupment Policy applied to both equity-based and cash-based incentive compensation awards. The "excess incentive-based compensation" is the difference between the actual amount that was paid, and the amount that would have been paid under the restated financial results.

In light of new rules promulgated by the Nasdaq National Market on which we are listed and requirements of the Securities and Exchange Commission, during the course of fiscal year 2024 we intend to re-evaluate our Recoupment Policy and put in place a policy compliant with the required standards.

Other Benefits

Health and Welfare Benefits. Our named executive officers receive the same health and welfare benefits as are offered to our other employees, including medical, dental, vision, life, accidental death and dismemberment and disability insurance coverage, flexible spending account participation and holiday pay. The same contribution amounts, percentages and plan design provisions are applicable to all employees. We offer these health and welfare benefits generally to help provide a competitive compensation package to employees to assist with the attraction, hiring and retention of employees.

Retirement Program. Our named executive officers may participate in the same tax-qualified, employee-funded 401(k) plan that is offered to all our other employees. We do not maintain a supplemental executive retirement plan, nor do we offer any defined benefit retirement plans or other defined contribution plans to our named executive officers. We offer these retirement program benefits generally to help provide a competitive compensation package to employees to assist with the attraction, hiring and retention of employees.

Perquisites. We do not provide perquisites or personal benefits to any of our named executive officers.

Employment Arrangements, Severance and Change of Control Benefits. We have not entered into employment agreements with any of our named executive officers. Each of Messrs. Clegg, Kao and Weigand currently has a signed offer letter which provides for at-will employment. Each such offer letter provides for an initial base salary rate, an initial stock option grant and rights to participate in our employee benefit plans as described above. We do not have any written employment arrangements with Mr. Liang. Other than as described in the following sentence, we do not have any arrangements with any of our named executive officers that provide for any severance or other benefits in the event of termination or change of control of our Company. See also - "Fiscal Year 2023 Potential Payments Upon Termination or Change of Control." The 2021 CEO Performance Award has certain provisions related to the treatment of such award in the event of a change of control of our Company. See "Discussion and Analysis of 2021 CEO Performance Award."

Tax and Accounting Considerations. In our review and establishment of named executive officer compensation programs and payments, we consider, but do not place substantial emphasis on, the anticipated accounting and tax treatment of our compensation programs to us and our named executive officers. Among other factors that receive greater consideration are the net costs to us and our ability to effectively administer executive compensation in the short and long-term interests of stockholders.

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), generally limits a Company's ability to deduct for tax purposes compensation in excess of $1.0 million paid in any single tax year to certain executive officers (and, since 2018, certain former executive officers). We expect to continue to design and maintain executive compensation arrangements that we believe will attract and retain the executive talent that we need to compete successfully, even if in certain cases such compensation is not deductible for federal income tax purposes.

We account for equity compensation paid to our employees in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock-Compensation ("ASC Topic 718"), which requires us to estimate and record expenses for each award of equity compensation over the service period of the award.

We intend that our plans, arrangements and agreements will be structured and administered in a manner that complies with (or is exempt from) the requirements of Section 409A of the Code. Participation in, and compensation paid under, our plans, arrangements and agreements may, in certain instances, result in the deferral of compensation that is subject to the requirements of Section 409A. If our plans, arrangements and agreements as administered fail to meet certain requirements under or exemptions from Section 409A, compensation earned thereunder may be subject to immediate taxation and tax penalties.

Summary

The Compensation Committee believes that our compensation philosophy and programs are designed to foster a performance-oriented culture that aligns our named executive officers' interests with those of our stockholders. The Compensation Committee also believes that the compensation of our named executive officers is both appropriate and responsive to the goal of building stockholder value.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") with our management. Based on this review and these discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Annual Report.

This report has been furnished by the Compensation Committee.

Sherman Tuan, Chair
Daniel Fairfax
Tally Liu

Fiscal Year 2023 Summary Compensation Table

The following table sets forth information concerning the reportable compensation for our named executive officers for the fiscal years ended 2023, 2022 and 2021, as applicable.

FISCAL YEAR 2023 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)	Total ($)
Charles Liang	2023	1	—	—	—	—	—	1
President, Chief Executive Officer and Chairman of the Board	2022	1	—	—	—	—	—	1
	2021	421,785	3,360	—	11,616,000	6,057,526 (6)	—	18,098,671
David Weigand	2023	522,151	148,568	1,021,243	—	167,127	—	1,859,089
Senior Vice President, Chief Financial Officer and Chief Compliance Officer	2022	442,601	285,050	353,404	1,074,005	48,973	—	2,204,033
	2021	367,709	43,360	109,188	113,280	—	—	633,537
Don Clegg	2023	449,469	88,888	331,660	—	157,923	—	1,027,940
Senior Vice President, Worldwide Sales	2022	398,470	221,620	183,653	98,700	166,250	—	1,068,693
	2021	362,140	9,990	102,515	106,200	—	—	580,845
George Kao	2023	394,813	14,362	322,566	269,815	—	—	1,001,556
Senior Vice President, Operations	2022	364,409	45,980	—	—	—	—	410,389
	2021	333,858	6,273	57,688	60,213	—	—	458,032

(1)   Amounts disclosed under "Salary" for fiscal year 2023 include leave pay earned by the named executive officers.

(2)   Amounts disclosed under "Bonus" for fiscal year 2023 reflect, as applicable, fixed amount bonuses, special bonuses, profit sharing amounts, holiday bonuses and/or our sales bonus program, all as further described above in the CD&A.

(3)   Amounts disclosed for fiscal year 2023 represent the grant date fair values of RSU awards granted during fiscal year 2023 calculated in accordance with ASC Topic 718 and are based on the closing market price of our common stock on the date of grant. Amounts also include the fair values of the RSU portion of Messrs. Weigand and Clegg's Performance Incentive Award provided for fiscal year 2023, based on probable outcome, as of January 2023. The RSU portion of each award was capped at a level unlikely to be earned. The actual number of RSUs earned by Messrs. Weigand and Clegg for their Performance Incentive Awards were granted in early fiscal year 2024, as disclosed in CD&A above.

(4)   The amount disclosed for fiscal year 2023 represents the grant date fair values of the stock option award calculated in accordance with ASC Topic 718, using the Black Scholes option pricing model. Assumptions used in the calculation of this amount are included in Part II, Item 8, "Financial Statements and Supplementary Data", and Part II, Item 8, Note 10 "Stock-based Compensation and Stockholders' Equity", to our consolidated financial statements for fiscal year 2023 included in this Annual Report on Form 10-K.

(5)   Amounts disclosed for fiscal year 2023 represent payouts of the cash portion of Messrs. Weigand and Clegg's Performance Incentive Awards for fiscal 2023, as further described above in CD&A.

(6)   As discussed in the Prior Year CD&A, in March 2020, Mr. Liang received a special performance-based cash incentive award opportunity. Mr. Liang's award, for a cash incentive opportunity of up to $8,076,701 (the "Maximum Value"), was specifically linked to Company stock price performance, as further described below under "- Update on Special Performance-Based Cash Incentive Award Granted in March 2020." The applicable stock price performance conditions for the award were achieved during fiscal year 2021 and, as a result, 50% of the Maximum Value (or $4,038,351) was paid to Mr. Liang in fiscal year 2021. However, the Board had discretion to reduce the payout value of the remaining portion of the award under certain circumstances. As further described below under "- Update on Special Performance-Based Cash Incentive Award Granted in March 2020" in September 2021, the Board exercised this discretion and reduced the payout for the remaining portion of the award to 25% of the Maximum Value (or $2,019,175), for a total award payout for 2021 of $6,057,526.

Fiscal Year 2023 Grants of Plan-Based Awards

The following table provides information concerning all plan-based awards granted during fiscal year 2023 to each of our named executive officers, which grants were made under the amended and restated Super Micro Computer, Inc. 2020 Equity and Incentive Compensation Plan.

FISCAL YEAR 2023 GRANTS OF PLAN-BASED AWARDS TABLE

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Charles Liang	—	—	—	—	—	—	—	—	—	—	—
David Weigand	8/12/2022	—	—	—	—	—	—	7,687	—	—	502,038
	1/24/2023	9,303	(2)	—	—	—	—	—	—	—	—
	1/24/2023	—	—	—	(2)	(2)	(2)	—	—	—	193,982
	9/15/2022	—	—	—	—	—	—	1,000	—	—	65,360
Don Clegg	1/24/2023	20,169	(2)	—	—	—	—	—	—	—	—
	1/24/2023	—	—	—	(2)	(2)	(2)	—	—	—	45,776
	9/15/2022	—	—	—	—	—	—	1,000	—	—	65,360
George Kao	9/15/2022	—	—	—	—	—	—	1,500	—	—	98,040
	11/4/2022	—	—	—	—	—	—	2,930	—	—	224,526
	11/4/2022	—	—	—	—	—	—	—	6,500	76.63	269,815

(1) Amounts disclosed in this column represent the fair value of the RSU and stock option awards as of the date of grant or award opportunity computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures.

(2) As further described in CD&A, each of Messrs. Weigand and Clegg received a Performance Incentive Award for fiscal year 2023 payable for Mr. Weigand 20% in cash and 80% in Performance RSUs, and payable for Mr. Clegg 50% in cash and 50% in Performance RSUs, which Performance RSUs will vest over four years from July 1, 2023. Based on the design of the Performance Incentive Award, there was essentially no target or maximum cash amount to be earned, and essentially no target number of Performance RSUs to be earned, but the threshold amount of the award was equal to $46,515 for Mr. Weigand and $40,338 for Mr. Clegg, and the award was capped at a level unlikely to be earned. The cash portions earned by Messrs. Weigand and Clegg are reported in the "Non-Equity Incentive Plan Compensation" column of the Fiscal Year 2023 Summary Compensation Table, and the fair values of the RSU portions disclosed in this table, based on probable outcome, as of January 2023 are included in the "Stock Awards" column of the Fiscal Year 2023 Summary Compensation Table. The actual Performance RSUs earned by Messrs. Weigand and Clegg for their Performance Incentive Awards were granted in early fiscal year 2024, as disclosed in CD&A above.

Grants made in fiscal year 2023 are described more fully in the "Compensation Discussion and Analysis" section of this Annual Report. More information concerning the terms of the employment arrangements, if applicable, in effect with our named executive officers during fiscal year 2023 is provided under the "Employment Arrangements, Severance and Change of Control Benefits" under the "Compensation Discussion and Analysis".

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table provides information concerning the outstanding equity-based awards as of June 30, 2023, held by our named executive officers.

OUTSTANDING EQUITY AWARDS AT 2023 FISCAL YEAR-END TABLE

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[14]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[14]
Charles Liang	166,750	—	—	35.07	1/19/2025	—	—	—	—
	130,000	—	—	26.95	8/2/2027	—	—	—	—
	600,000	—	400,000 [2]	45.00	3/2/2031	—	—	—	—
David Weigand	16,072	—	—	22.10	7/31/2028	—	—	—	—
	3,928	—	—	22.10	7/31/2028	—	—	—	—
	2,475	2,000 [3]	—	30.33	8/4/2030	—	—	—	—
	3,525	—	—	30.33	8/4/2030	—	—	—	—
	15,000	15,000 [4]	—	53.04	5/5/2032	—	—	—	—
	494	4,633 [5]	—	53.04	5/5/2032	—	—	—	—
	1,881	2,492 [5]	—	53.04	5/5/2032	—	—	—	—
	—	—	—	—	—	900 [6]	224,325	—	—
	—	—	—	—	—	3,210 [7]	800,093	—	—
	—	—	—	—	—	4,393 [8]	1,094,955	—	—
	—	—	—	—	—	3,752 [9]	935,186	—	—
Don Clegg	2,000	—	—	20.54	8/3/2026	—	—	—	—
	14,679	—	—	22.10	7/31/2028	—	—	—	—
	5,321	—	—	22.10	7/31/2028	—	—	—	—
	2,413	1,875 [3]	—	30.33	8/4/2030	—	—	—	—
	3,212	—	—	30.33	8/4/2030	—	—	—	—
	542	2,541 [5]	—	53.04	5/5/2032	—	—	—	—
	365	182 [5]	—	53.04	5/5/2032	—	—	—	—
	—	—	—	—	—	845 [6]	210,616	—	—
	—	—	—	—	—	1,223 [7]	304,833	—	—
	—	—	—	—	—	3,184 [9]	793,612	—	—
George Kao	14,840	—	—	26.95	8/2/2027	—	—	—	—
	5,160	—	—	26.95	8/2/2027	—	—	—	—
	2,972	—	—	13.00	10/30/2028	—	—	—	—
	2,968	—	—	13.00	10/30/2028	—	—	—	—
	1,560	—	—	20.37	3/27/2030	—	—	—	—
	3,381	2,029 [10]	—	23.74	10/27/2030	—	—	—	—
	—	4,378 [11]	—	76.63	11/4/2032	—	—	—	—
	—	2,122 [12]	—	76.63	11/4/2032	—	—	—	—
	—	—	—	—	—	912 [12]	227,316	—	—
	—	—	—	—	—	2,930 [13]	730,303	—	—

(1) Represents the closing stock price per share of our common stock as of June 30, 2023 ($249.25) multiplied by the number of shares underlying RSUs that had not vested as of June 30, 2023.

(2) These stock options are performance-based and vest and become exercisable depending upon the degree of satisfaction of both the Stock Price Goals and Revenue Goals discussed above in CD&A. The Stock Price Goals must be achieved on or prior to September 30, 2026 and the Revenue Goals must be achieved on or prior to June 30, 2026. The options vest in tranches of 200,000 shares each only when coordinating Stock Price Goals and Revenue Goals, respectively, of $45.00 sixty-trading-day-average stock price and $4.0 billion in four-consecutive-fiscal-quarter revenue, $60.00

sixty-trading-day-average stock price and $4.8 billion four-consecutive-fiscal-quarter revenue, $75.00 sixty-trading-day-average stock price and $5.8 billion four-consecutive-fiscal-quarter revenue, $95.00 sixty-trading-day-average stock price and $6.8 billion four-consecutive-fiscal-quarter revenue, and $120.00 sixty-trading-day-average stock price and $8.0 billion four-consecutive-fiscal-quarter revenue, are achieved. The smallest amount of these stock options (threshold) that could have been earned based on performance was vested stock options for 200,000 shares for achieving a Stock Price Goal of $45.00 sixty-trading-day-average stock price and a Revenue Goal of $4.0 billion in four-consecutive-fiscal-quarter revenue. However, even if those goals are achieved, if the Company's stock price had remained at $45.00 per share, based on the $45.00 exercise price for these stock options, there would have been no appreciation value in those stock options for Mr. Liang. For more information about the operation of this award, see "2023 CEO Performance Award Granted in March 2023" above.

(3) These incentive and nonqualified stock options vest at the rate of 25% on May 1, 2021 and 1/16th per quarter thereafter, such that the granted options will be fully vested on May 1, 2024.

(4) These nonqualified stock options vest at the rate of 1/8th of the shares on the first quarter of the vesting commencement date on August 5, 2022, and 1/8th at the end of each successive calendar quarter thereafter.

(5) These incentive and nonqualified stock option vest the rate of 25% on May 5, 2023 and 1/16th per quarter thereafter, such that the granted options will be fully vested on May 5, 2026.

(6) The RSUs vest at the rate of 25% on May 10, 2021 and 1/16th per quarter thereafter, such that the RSUs will be fully vested on May 10, 2024.

(7) The RSUs vest at the rate of 25% on May 10, 2023 and 1/16th per quarter thereafter, such that the RSUs will be fully vested on May 10, 2026.

(8) The RSUs vest equally at the rate of 14.3% in seven quarters on November 10, 2022, such that the RSUs will be fully vested on May 10, 2024.

(9) The RSUs vest in four equal annual increments on July 1 of each year, beginning on July 1, 2023, such that the RSUs will be fully vested on July 1, 2026.

(10) These incentive stock options vest at the rate of 25% on October 27, 2021 and 1/16th per quarter thereafter, such that the granted options will be fully vested on October 27, 2024.

(11) These incentive and nonqualified stock options vest at the rate of 25% on November 4, 2023 and 1/16th per quarter thereafter, such that the granted options will be fully vested on November 4, 2026.

(12) These RSUs vest at the rate of 63% on May 10, 2021 and at a rate of 6% per quarter thereafter, such that the RSUs will be fully vested on November 10, 2024.

(13) These RSUs vest at the rate of 25% on November 10, 2023 and 1/16th per quarter thereafter, such that the RSUs will be fully vested on November 10, 2026.

(14) As further described in CD&A, as of the end of fiscal year 2023, each of Messrs. Weigand and Clegg participated in a Performance Incentive Award for fiscal year 2023 payable for Mr. Weigand 20% in cash and 80% in Performance RSUs, and payable for Mr. Clegg 50% in cash and 50% in Performance RSUs, which Performance RSUs will vest over four years from July 1, 2023. Based on the design of the Performance Incentive Award, there was essentially no target number of Performance RSUs to be earned, but the award was capped at a level unlikely to be earned. The actual Performance RSUs earned by Messrs. Weigand and Clegg for their Performance Incentive Awards were granted in early fiscal year 2024, as disclosed in CD&A above, and will appear in this table in subsequent years.

Fiscal Year 2023 Option Exercises and Stock Vested

The following table sets forth the dollar amounts realized by each of our named executive officers pursuant to the exercise or vesting of equity-based awards during fiscal year 2023.

FISCAL YEAR 2023 OPTION EXERCISES AND STOCK VESTED TABLE

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Charles Liang	231,260	13,472,113	—	—
David Weigand	—	—	6,264	650,495
Don Clegg	8,000	1,656,171	2,252	221,527
George Kao	—	—	2,532	220,076

(1) The value disclosed in this column is based on the difference between the price of our common stock at the time of exercise and the exercise price.

(2) The values disclosed in this column are based on the closing price of our common stock on the date of vesting, multiplied by the gross number of shares vested.

Fiscal Year 2023 Pension Benefits and Nonqualified Deferred Compensation

We do not provide any nonqualified deferred compensation arrangements or pension plans. As such, the Pension Benefits disclosure and Nonqualified Deferred Compensation disclosure for fiscal year 2023 are omitted from this Annual Report.

Fiscal Year 2023 Potential Payments Upon Termination or Change of Control

Other than as set forth below or described elsewhere in this Item 11, "Executive Compensation," we do not currently, and did not during fiscal year 2023 have, any arrangements with any of our named executive officers that provide for any additional or enhanced severance or other compensation or benefits in the event of termination or change of control of our Company.

Other than with respect to the 2021 CEO Performance Award, the Company's stock option agreements generally provide for three months of exercise of vested options after termination of service, one year of exercise after disability, and one year of exercise after death. The 2021 CEO Performance Award has certain provisions related to the treatment of such award in the event of a change of control of our Company. See "Discussion and Analysis of 2021 CEO Performance Award." The final two tranches of 400,000 options under the 2021 CEO Performance Award would have been earned thereunder for a change in control occurring on June 30, 2023 (based on the closing stock price of $249.25 on such date). The exercise price under the 2021 CEO Performance Award is $45.00. As a result, the intrinsic value of these 400,000 options would have been $81.7 million at June 30, 2023.

Fiscal Year 2023 Chief Executive Officer Pay Ratio

For fiscal year 2023, the ratio of the annual total compensation of Mr. Liang, our Chief Executive Officer ("2023 CEO Compensation"), to the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries other than Mr. Liang ("2023 Median Annual Compensation"), was 0.095 (or ninety-five hundredths) to 1. For purposes of this pay ratio disclosure, 2023 CEO Compensation was determined to be $7,104 which represents the total compensation reported for Mr. Liang under the "Fiscal Year 2023 Summary Compensation Table," plus the Company's contribution to certain non-discriminatory group health and welfare benefits provided to Mr. Liang. The 2023 Median Annual Compensation for the identified median employee was determined to be $75,170, also including the Company's contribution to the same non-discriminatory group health and welfare benefits provided to the median employee. Please see the CD&A above for more information about Mr. Liang's compensation arrangements in place for fiscal year 2023, which included participation in the 2021 CEO Performance Award.

Due to our permitted use of reasonable estimates and assumptions in preparing this pay ratio disclosure, the disclosure may involve a degree of imprecision, and thus this pay ratio disclosure is a reasonable estimate.

To identify the median employee, we examined our total employee population as of June 30, 2021 (the "Determination Date"). We included all 2,367 U.S. full-time, part-time, seasonal and temporary employees of the Company and our consolidated subsidiaries. We also included all 1,665 full-time, part-time, seasonal and temporary employees of the Company and our consolidated subsidiaries in The Netherlands and Taiwan. We excluded independent contractors and "leased" workers. We also excluded all our employees in European countries, which together represented approximately 1% of our total employees worldwide (4,155 individuals), which countries consisted of France (8 individuals), Germany (13 individuals), Italy (5 individuals), Spain (1 individual) and United Kingdom (15 individuals). We also excluded all our employees in China (46 individuals), Japan (30 individuals), and South Korea (5 individuals), which together represented an additional approximately 2% of our total employees worldwide. Our analysis identified 4,032 individuals who were not excluded.

To determine the median of the annual total compensation of all of such employees, other than Mr. Liang, we generally reviewed compensation for the period beginning on July 1, 2020, and ending on the Determination Date. We totaled, for each included employee other than Mr. Liang, base earnings (salary, hourly wages and overtime, as applicable) and cash bonuses paid during the measurement period, plus the Company's contribution to group health and welfare benefits. We did not use any statistical sampling or cost-of-living adjustments for those purposes. A portion of our employee workforce (full-time and part-time) worked for less than the full fiscal year (due to mid-measurement period start dates, disability status or similar factors, etc.). In determining the median employee, we generally annualized the total compensation for such individuals other than temporary or seasonal employees (but avoided creating full-time equivalencies) based on reasonable assumptions and estimates relating to our employee compensation program.

In calculating our Chief Executive Officer pay ratio for fiscal year 2023, we did not go through a renewal of the process (described above) of identifying a median employee as was conducted for fiscal year 2021. This is because we believe that there has been no change in our employee population or employee compensation arrangements during fiscal year 2023 that would result in a significant change to our Chief Executive Officer pay ratio disclosure. However, due to a change in the circumstances of the median employee that was identified as of the Determination Date (the "Original Median Employee"), as such Original Median Employee departed from the Company during the course of fiscal year 2022, it was no longer appropriate to use the Original Median Employee for these pay ratio purposes. As a result, for fiscal year 2022, we used another employee whose compensation was substantially similar to the Original Median Employee based on the compensation measures discussed above used to select the Original Median Employee. For fiscal year 2023, we continued to use the same employee identified for fiscal year 2022.

Compensation Program Risk Assessment

We have assessed our compensation programs for fiscal year 2022 and have concluded that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. We concluded that our compensation policies and practices do not encourage excessive or inappropriate risk-taking. We believe our programs are appropriately designed to encourage our employees to make decisions that result in positive short-term and long-term results for our business and our stockholders.

DIRECTOR COMPENSATION

2023 Director Compensation

Under our director compensation policy, we reimburse non-employee directors for reasonable expenses in connection with attendance at Board and committee meetings. Charles Liang and Sara Liu, who are employees and also serve as directors, do not receive any additional compensation from us specifically for their service as directors.

For their service during fiscal year 2023, our non-employee directors received an annual retainer of $60,000, payable quarterly in cash. In addition, the Chairperson of our Audit Committee received an additional annual retainer of $30,000 and the Chairperson of each of our Compensation Committee and our Governance Committee received an additional annual retainer of $20,000 and $15,000, respectively, in each case payable quarterly in cash. Each director serving in a non-chairperson capacity on our Audit Committee received an additional annual retainer of $15,000, each director serving in a non-chairperson capacity on our Compensation Committee received an additional annual retainer of $10,000 and each director serving in a non-chairperson capacity on our Governance Committee received an additional annual retainer of $7,500, in each case payable quarterly in cash. Finally, non-employee directors were entitled to $2,000 per meeting for each meeting attended in excess of (1) the regular meetings of the Board and (2) up to 10 additional meetings beyond such regular meetings, provided that notice of the meeting was properly given, a quorum was present, and the meeting was recorded ("Excess Meetings"). During fiscal year 2023, each of Messrs. Fairfax and Liu attended eight Excess Meetings, Mr. Tuan attended two Excess Meetings, and Mr. Chan attended one Excess Meeting. Each of Ms. Lin and Mr. Blair did not attend any Excess Meetings during fiscal year 2023.

Our director compensation policy also provides for annual RSU grants to the non-employee directors with a value equal to $220,000, with the ultimate number of RSUs granted based on our closing stock price on the date of grant. For fiscal year 2023, we made such grants for non-employee director service under the Super Micro Computer, Inc. 2020 Equity and Incentive Compensation Plan on August 2, 2022, to such persons serving on such date, which grants had a vesting date of June 30, 2023.

Mr. Robert Blair was appointed as a non-employee director on December 19, 2022. In connection with his appointment, Mr. Blair received during fiscal year 2023 a pro-rated portion of the annual non-employee director retainer and, on February 3, 2023, an RSU grant with a value equal to a pro-rated portion of $220,000 from the date of his appointment with a vesting date of June 30, 2023.

The following table shows for fiscal year 2023 certain information with respect to the compensation of all of our non-employee directors who served in such capacities during fiscal year 2023:

FISCAL YEAR 2023 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)	Total ($)
Daniel Fairfax	97,821	219,979	—	317,800
Judy Lin	67,500	219,979	—	287,479
Robert Blair[1]	32,120	116,895	—	149,015
Sherman Tuan	91,500	219,979	—	311,479
Shiu Leung (Fred) Chan	92,000	219,979	—	311,979
Tally Liu	116,000	219,979	—	335,979

(1) Mr. Robert Blair was appointed to the Board in December 2022.

(2) This column consists of annual director fees, non-employee committee chairman fees, and other committee member fees, in each case earned for fiscal year 2023.

(3) The dollar amounts in this column represent the aggregate grant date fair values of the RSU awards granted during fiscal year 2023 calculated in accordance with ASC Topic 718. Assumptions used in the calculation of the grant date fair value amounts are included in Part II, Item 8, "Financial Statements and Supplementary Data", and Item II, Part 8, Note 10, "Stock-based Compensation and Stockholders' Equity" to our consolidated financial statements for fiscal year 2023 included in the Annual Report. Each grant of 3,917 RSUs to each of the directors other than Mr. Blair had a grant date fair value of $56.16 per share, and Mr. Blair's grant of 1,386 RSUs had a grant date fair value of $84.34 per share.

The table below sets forth the aggregate number of shares underlying stock and option awards held by our non-employee directors as of June 30, 2023.

Name	Stock Awards[1]	Option Awards
Daniel Fairfax	—	—
Judy Lin	—	—
Robert Blair	—	—
Sherman Tuan	—	2,500
Shiu Leung (Fred) Chan	—	—
Tally Liu	—	—

(1) For fiscal year 2023, we made grants for non-employee director service under the Super Micro Computer, Inc. 2020 Equity and Incentive Compensation Plan on August 2, 2022, to such persons serving on such date, which grants had a vesting date of June 30, 2023. For Mr. Robert Blair who was appointed as a non-employee director in December 2022, we made a pro-rated grant for his non-employee director service under the Super Micro Computer, Inc. 2020 Equity and Incentive Compensation Plan on February 3, 2023, which grant also had a vesting date of June 30, 2023. All such awards granted to the non-employee directors vested on June 30, 2023. As a result, because all such awards had vested, there are no shares underlying stock awards for such persons as of June 30, 2023.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee as of the date of this Annual Report is a current or former officer or employee of our Company or had any relationship with our Company requiring disclosure.

In addition, during fiscal year 2023, none of our executive officers served as a member of the compensation committee of the board of directors of any other entity that has one or more executive officers who served on our Compensation Committee of the Board. Mr. Sherman Tuan and Mr. Tally Liu served on the Compensation Committee during all of fiscal year 2023. Mr. Dan Fairfax served on the Compensation Committee during a portion of fiscal year 2023 with his appointment commencing on October 26, 2022.

.Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of July 31, 2023, by:

- Each of the named executive officers during fiscal year 2023;
- Each of our directors;
- All directors and executive officers as a group; and
- All persons known to us who beneficially own 5% or more of our outstanding common stock.

Name and Address of Beneficial Owner[(1)]	Amount and Nature of Beneficial Ownership[(2)]	Percent of Common Stock Outstanding[(3)]
Executive Officers and Directors:		
Charles Liang[(4)]	7,822,627	14.5 %
Don Clegg[(5)]	31,993	*
George Kao[(6)]	39,110	*
David Weigand[(7)]	62,968	*
Sherman Tuan[(8)]	31,113	*
Sara Liu[(9)]	7,822,627	14.5 %
Tally Liu	28,313	*
Daniel Fairfax	20,987	*
Shiu Leung (Fred) Chan	36,917	*
Judy Lin	4,863	*
Robert Blair	1,386	*
All directors and executive officers as a group[(10)]	8,080,277	14.9 %
5% Holders Not Listed Above:		
Disciplined Growth Investors Inc.[(11)]	3,966,880	7.5 %
BlackRock, Inc.[(12)]	5,457,942	10.3 %
The Vanguard Group[(13)]	5,083,962	9.6 %
Total executives, directors & 5% or more stockholders		42.3 %

* Represents beneficial ownership of less than one percent of the outstanding shares of common stock

(1) Except as otherwise indicated, to our knowledge the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws applicable and to the information contained in the footnotes to this table. Except as otherwise provided, the address of each stockholder listed in the table is 980 Rock Avenue, San Jose, CA 95131.

(2) Under the SEC rules, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or RSUs subject to vesting. As a result, amounts reported by beneficial owners in this table may differ from amounts reported in Section 16 filings made by such person.

(3) Calculated on the basis of 52,905,947 shares of common stock outstanding as of July 31, 2023, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after July 31, 2023 are deemed to be outstanding for the purposes of calculating that stockholder's percentage of beneficial ownership.

(4) Includes 1,096,750 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2023. Also includes 2,647,752 shares jointly held by Mr. Liang and Sara Liu, his spouse, 1,827 shares held directly by Ms. Liu and 1,333 RSU shares issuable within 60 days after July 31, 2023. See footnote 9.

(5) Includes 29,226 options exercisable and 812 RSU shares issuable within 60 days after July 31, 2023.

(6) Includes 31,219 options exercisable and 652 RSU shares issuable within 60 days after July 31, 2023.

(7) Includes 48,218 options exercisable and 2,590 RSU share issuable within 60 days after July 31, 2023.

(8) Includes 2,500 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2023.

(9) Includes 1,333 RSU shares issuable within 60 days after July 31, 2023. Also includes 2,647,752 shares jointly held by Ms. Liu and Mr. Liang, her spouse, 4,074,965 shares held by Charles Liang, and 1,096,750 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2023. See footnote 4.

(10) Includes 1,213,300 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2023.

(11) The information is based solely on the Schedule 13-F filed on May 15, 2023. The address for the reporting person is 150 S. Fifth St. Suite 2550, Minneapolis, MN 55402.

(12)   The information is based solely on the Amendment No. 2 to Schedule 13G filed on January 6, 2023. BlackRock, Inc. has sole voting power over 5,342,645 shares of common stock and sole dispositive power over 5,457,942 shares of common stock. The address for the reporting person is 55 East 52nd Street, New York, New York 10055.

(13)   The information is based solely on the Amendment No. 2 to Schedule 13G filed on February 9, 2023. The Vanguard Group has shared voting power over 78,721 shares of common stock, sole dispositive power over 4,958,841 shares of common stock and shared dispositive power over 125,121 shares of common stock. The address for the reporting person is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

Equity Compensation Plan Information

We currently maintain three compensation plans that provide for the issuance of our Common Stock to officers and other employees, directors and consultants. These plans consist of the 2006 Equity Incentive Plan, the 2016 Equity Incentive Plan and the 2020 Equity and Incentive Compensation Plan. All three of these plans have been approved by our stockholders. We no longer grant any equity-based awards under the 2006 Equity Incentive Plan or the 2016 Equity Incentive Plan. On May 18, 2022, our stockholders approved an amendment and restatement of our 2020 Equity and Incentive Compensation Plan (the "2020 Plan") which (among other things) made available for awards under the 2020 Plan an additional 2,000,000 shares of our common stock. The following table sets forth information regarding outstanding options and RSUs and shares reserved and remaining available for future issuance under the foregoing plans as of June 30, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)(3)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(c)(4)
Equity compensation plans approved by security holders	6,190,489	$ 29.99	3,604,025
Equity compensation plans not approved by security holders	—		—
Total	6,190,489		3,604,025

(1)   This number includes 4,311,416 shares subject to outstanding options and 1,879,073 shares subject to outstanding RSU awards.

(2)   The weighted average exercise price is calculated based solely on the exercise prices of the outstanding options and does not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs which have no exercise price.

(3)   The weighted-average remaining contractual term of our outstanding options as of June 30, 2023 was 5.6 years.

(4)   All of these shares may be issued with respect to award vehicles other than just stock options or other rights to acquire shares.

Item 13.   Certain Relationships and Related Transactions and Director Independence

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Procedures for Approval of Related Person Transactions

Pursuant to our Audit Committee charter, the Audit Committee has the responsibility for the review and approval of any related person transactions; provided that if the matter or transaction involves employment or compensation terms for services to our company, including retention or payment provisions relating to expert services, then it is presented to the Compensation Committee. In approving or rejecting a proposed transaction, or a relationship that encompasses many similar transactions, our Audit Committee will consider the relevant facts and circumstances available and deemed relevant, including but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. Our Audit Committee approves only those transactions that, in light of known circumstances are not inconsistent with our best interests, as the Audit Committee determines in the good faith exercise of its discretion. In addition, we annually require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions as such term is defined by SEC rules and regulations. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Transactions with Related Parties, Promoters and Certain Control Persons

Director and Officer Indemnification

We have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. In addition, our certificate of incorporation contains provisions limiting the liability of our directors and our bylaws contain provisions requiring us to indemnify our officers and directors.

Equity-Based Awards

Please see the "Grants of Plan-Based Awards" table and the "Director Compensation" table above for information on stock option and restricted stock unit grants to our directors and named executive officers in fiscal year 2023.

Employment Relationships

As of June 30, 2023, Hung-Fan (Albert) Liu, who is a brother of Sara Liu, our Co-Founder and Senior Vice President and a director, is employed in our operations organization in San Jose, California. Mr. Liu received total compensation of $557,452 in fiscal year 2023. The total compensation includes salary, bonus and equity awards.

As of June 30, 2023, Shao Fen (Carly) Kao, who is a sister-in-law of Sara Liu, our Co-Founder and Senior Vice President and a director, is employed in our information systems organization in San Jose, California. Ms. Kao received total compensation of $321,944 in fiscal year 2023. The total compensation includes salary, bonus and equity awards.

As of June 30, 2023, Mien-Hsia (Michelle) Hung, who is a sister-in-law of Sara Liu, our Co-Founder and Senior Vice President and a director, is employed in our marketing organization in Taiwan. Ms. Hung received total compensation of $139,953 in fiscal year 2023. The total compensation includes salary, bonus and equity awards.

As of June 30, 2023, Sara Liu, who is Charles Liang's spouse and is related to Mr. Liu, Ms. Kao and Ms. Hung as outlined above, is a Co-Founder, Senior Vice President, and director of the Company, and received total compensation of $9,353,127 in fiscal year 2023. The total compensation includes equity gain of $8,811,517 (principally from the exercise of stock options), in addition to salary and bonus.

Transactions with Ablecom and Compuware

We have entered into a series of agreements with Ablecom Technology Inc. ("Ablecom"), a Taiwan corporation, and one of its affiliates, Compuware Technology, Inc ("Compuware"). Ablecom's ownership of Compuware is below 50% but Compuware remains a related party as Ablecom still has significant influence over the operations. Ablecom's Chief Executive Officer, Steve Liang, is the brother of Charles Liang, our President, Chief Executive Officer and Chairman of the Board. Steve Liang and his family members owned approximately 28.8% of Ablecom's stock and Charles Liang and his spouse, Sara Liu, who is also an officer and director of our company, collectively owned approximately 10.5% of Ablecom's capital stock as of June 30, 2023. Bill Liang, a brother of both Charles Liang and Steve Liang, is a member of the Board of Directors of Ablecom. Bill Liang is also the Chief Executive Officer of Compuware, a member of Compuware's Board of Directors and a holder of a significant equity interest in Compuware. Steve Liang is also a member of Compuware's Board of Directors and is an equity holder of Compuware. Neither Charles Liang nor Sara Liu own any capital stock of Compuware and the Company does not own any of Ablecom or Compuware's capital stock.

We have entered into a series of agreements with Ablecom, including multiple product development, production and service agreements, product manufacturing agreements, manufacturing services agreements and lease agreements for warehouse space.

Under these agreements, we outsource a portion of our design activities and a significant part of our server chassis manufacturing of components such as server chassis to Ablecom. Ablecom agrees to design products according to our specifications. Additionally, Ablecom agrees to build the tools needed to manufacture the products. We have agreed to pay for the cost of chassis and related product tooling and engineering services and will pay for those items when the work has been completed.

We entered into a distribution agreement with Compuware, under which we appointed Compuware as a non-exclusive distributor of our products in Taiwan, China and Australia. We believe that the pricing and terms under the distribution agreement are similar to the pricing and terms of distribution arrangements we have with similar third-party distributors.

We have also entered into a series of agreements with Compuware, including a multiple product development, production and service agreements, product manufacturing agreements, and lease agreements for office space. Under these agreements, we outsource to Compuware a portion of our design activities and a significant part of our manufacturing of components, particularly power supplies. With respect to design activities, Compuware generally agrees to design certain agreed-upon products according to our specifications, and further agrees to build the tools needed to manufacture the products. We pay Compuware for the design and engineering services, and further agree to pay Compuware for the tooling.

We retain full ownership of any intellectual property resulting from the design of these products and tooling. With respect to the manufacturing aspects of the relationship, Compuware purchases most of materials needed to manufacture the power supplies from outside markets and uses these materials to manufacture the products and then sell to us. We review and frequently negotiate with Compuware the prices of the power supplies that we purchase from Compuware. Compuware also manufactures motherboards, backplanes and other components used on our printed circuit boards. We sell to Compuware most of the components needed to manufacture the above products. Compuware uses these components to manufacture and then sells back the products to us at a purchase price equal to the price at which we sold the components to Compuware, plus a "manufacturing value added" fee and other miscellaneous material charges and costs. We frequently review and negotiate with Compuware the amount of the "manufacturing value added" fee that will be included in the price of the products we purchase from Compuware.

Ablecom's sales to us comprise a substantial majority of Ablecom's net sales. For fiscal years ended June 30, 2023, 2022 and 2021, we purchased products from Ablecom totaling $167.8 million, $192.4 million and $122.2 million, respectively. Amounts owed to Ablecom by us as of June 30, 2023, 2022 and 2021, were $36.9 million, $46.0 million and $41.2 million, respectively. For the fiscal years ended June 30, 2023, 2022 and 2021, we paid Ablecom $12.1 million, $8.3 million and $8.6 million, respectively, for design services, tooling assets and miscellaneous costs.

Compuware's sales of our products to others comprise a majority of Compuware's net sales. For fiscal years ended June 30, 2023, 2022 and 2021, we sold products to Compuware totaling $36.3 million, $26.1 million and $27.9 million, respectively. Amounts owed to us by Compuware as of June 30, 2023, 2022 and 2021, were $24.9 million, $19.6 million and $18.2 million, respectively. The price at which Compuware purchases the products from us is at a discount from our standard price for purchasers who purchase specified volumes from us. In exchange for this discount, Compuware assumes the responsibility to install our products at the site of the end customer and administers first-level customer support. For the fiscal years ended June 30, 2023, 2022 and 2021, we purchased products from Compuware totaling $217.0 million, $170.3 million and $113.4 million, respectively. Amounts we owed to Compuware as of June 30, 2023, 2022 and 2021 were $66.2 million, $60.0 million and $46.4 million, respectively. For the fiscal years ended June 30, 2023, 2022 and 2021, we paid Compuware $2.0 million, $1.5 million and $1.8 million, respectively, for design services, tooling assets and miscellaneous costs.

Our exposure to financial loss as a result of our involvement with Ablecom is limited to potential losses on our purchase orders in the event of an unforeseen decline in the market price and/or demand for our products such that we incur a loss on the sale or cannot sell the products. Our outstanding purchase orders to Ablecom were $23.7 million, $36.0 million and $40.2 million at June 30, 2023, 2022 and 2021, respectively, representing the maximum exposure to financial loss. We do not directly or indirectly guarantee any obligations of Ablecom, or any losses that the equity holders of Ablecom may suffer.

Our exposure to financial loss as a result of our involvement with Compuware is limited to potential losses on our purchase orders in the event of an unforeseen decline in the market price and/or demand for our products such that we incur a loss on the sale or cannot sell the products. Our outstanding purchase orders to Compuware were $46.8 million, $44.3 million and $71.0 million at June 30, 2023, 2022 and 2021, respectively, representing the maximum exposure to financial loss. We do not directly or indirectly guarantee any obligations of Compuware, or any losses that the equity holders of Compuware may suffer.

Super Micro Asia Science and Technology Park, Inc. We and Ablecom jointly established Super Micro Asia Science and Technology Park, Inc. (the "Management Company") in Taiwan to manage the common areas shared by us and Ablecom for its separately constructed manufacturing facilities. In fiscal year 2012, each party contributed $0.2 million for a 50% ownership interest of the Management Company. Certain affiliates of Ablecom serve as directors of the Management Company. See Note 1 to our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding the Management Company.

Tripartite Agreement.   On November 8, 2021, Super Micro Computer Inc., Taiwan (the "Subsidiary"), a Taiwan corporation and wholly-owned subsidiary of the Company, entered into a Tripartite Agreement (the "Agreement") with Ablecom and Compuware related to a three-way purchase of land. Ablecom has advised that its underlying agreements to acquire land from the third-party landowners in proximity to the Company's campus in Bade, Taiwan have been terminated, and during the quarter ended December 31, 2022, the Agreement was terminated.

Loans

In October 2018, our Chief Executive Officer, Charles Liang, personally borrowed approximately $12.9 million from Chien-Tsun Chang, the spouse of Steve Liang. The loan is unsecured, has no maturity date and bore interest at 0.8% per month for the first six months, increased to 0.85% per month through February 28, 2020, and reduced to 0.25% effective March 1, 2020. The loan was originally made at Mr. Liang's request to provide funds to repay margin loans to two financial institutions, which loans had been secured by shares of our common stock that he held. The lenders called the loans in October 2018, following the suspension of our common stock from trading on NASDAQ in August 2018 and the decline in the market price of our common stock in October 2018. As of June 30, 2023, the amount due on the unsecured loan (including principal and accrued interest) was approximately $16.0 million.

Item 14. Principal Accounting Fees and Services

The Audit Committee appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year 2023. As we previously disclosed in our Current Report on Form 8-K filed with the SEC on March 15, 2023, Deloitte & Touche LLP has been dismissed effective upon completion of the audit of the financial statements for fiscal year 2023. The Audit Committee approved the engagement of Ernst & Young LLP ("EY") as our independent registered public accounting firm for the fiscal year ending June 30, 2024, and EY has been engaged.

Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate audit fees billed to us by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte"), and fees paid to Deloitte for services in the fee categories indicated below for fiscal years 2023 and 2022. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte's independence, and has pre-approved the services described below.

	Years Ended	
Amounts in '000s	June 30, 2023	June 30, 2022
Audit Fees[1]	$ 4,756	$ 4,488
Audit-Related Fees	—	—
Tax Fees	445	276
All Other Fees	2	2
Total	$ 5,203	$ 4,766

(1) Audit fees consist of the aggregate fees for professional services rendered for the audit of our consolidated financial statements, review of interim condensed consolidated financial statements and certain statutory audits.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has determined that all services performed by Deloitte & Touche LLP are compatible with maintaining the independence of Deloitte & Touche LLP. The Audit Committee's policy on approval of services performed by the independent registered public accounting firm is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report

(1) Financial Statements

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 34)	51
Consolidated Balance Sheets	53
Consolidated Statements of Operations	54
Consolidated Statements of Comprehensive Income	55
Consolidated Statements of Stockholders' Equity	56
Consolidated Statements of Cash Flows	57
Notes to Consolidated Financial Statements	59

(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are either not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

See the Exhibit Index which precedes the signature page of this Annual Report, which is incorporated herein by reference.

(b) Exhibits


EXHIBIT INDEX


Exhibit Number	Exhibit Description
3.3	Amended and Restated Certificate of Incorporation of Super Micro Computer, Inc. (Incorporated by reference to Exhibit 3.3 filed with the Company's Registration Statement on Form S-1 (Registration No. 333-138370), declared effective by the Securities and Exchange Commission on March 28, 2007)
3.4	Amended and Restated Bylaws of Super Micro Computer, Inc. (Incorporated by reference to Exhibit 3.4 filed with the Company's Registration Statement on Form S-1 (Registration No. 333-138370), declared effective by the Securities and Exchange Commission on March 28, 2007)
4.1	Specimen Stock Certificate for Shares of Common Stock of Super Micro Computer, Inc. (Incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement on Form S-1 (Registration No. 333-138370), declared effective by the Securities and Exchange Commission on March 28, 2007)
4.5	Description of Securities (Incorporated by reference to Exhibit 4.5 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on December 19, 2019)
10.1*	Form of Directors' and Officers' Indemnity Agreement (Incorporated by reference to Exhibit 10.9 from the Company's Registration Statement on Form S-1 (Registration No. 333-138370), declared effective by the Securities and Exchange Commission on March 28, 2007)
10.2*	Offer Letter for Sara Liu (Incorporated by reference to Exhibit 10.20 from the Company's Registration Statement on Form S-1 (Registration No. 333-138370), declared effective by the Securities and Exchange Commission on March 28, 2007)
10.3*	Product Manufacturing Agreement dated January 8, 2007, between Super Micro Computer, Inc. and Ablecom Technology Inc. (Incorporated by reference to Exhibit 10.24 from the Company's Registration Statement on Form S-1 (Registration No. 333-138370), declared effective by the Securities and Exchange Commission on March 28, 2007)
10.4*	Form of Notice of Grant of Stock Option under 2006 Equity Incentive Plan (Incorporated by reference to Exhibit 10.5 from the Company's Registration Statement on Form S-8 (Commission File No. 333-142404) filed with the Securities and Exchange Commission on April 27, 2017)
10.5*	2006 Equity Incentive Plan, as amended (Incorporated by reference to Appendix A from the Company's Definitive Proxy Statement on Schedule 14A (Commission File No. 001-33383) filed with the Securities and Exchange Commission on January 18, 2011)
10.6*	2016 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on Form 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on March 14, 2016)
10.7*	Form of Notice of Grant of Stock Option under 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 99.9 from the Company's Registration Statement on Form S-8 (Commission File No. 333-210881 filed with the Securities and Exchange Commission on April 22, 2016)
10.8*	Form of Stock Option Agreement under 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 99.10 from the Company's Registration Statement on Form S-8 (Commission File No. 333-210881) filed with the Securities and Exchange Commission on April 22, 2016)
10.9*	Form of Notice of Grant of Restricted Stock Units under 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 99.11 from the Company's Registration Statement on Form S-8 (Commission File No. 333-210881) filed with the Securities and Exchange Commission on April 22, 2016)

10.10*	Form of Restricted Stock Units Agreement under 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 99.12 from the Company's Registration Statement on Form S-8 (Commission File No. 333-210881) filed with the Securities and Exchange Commission on April 22, 2016)
10.11	Loan and Security Agreement with Bank of America, N.A., dated April 19, 2018 (Incorporated by reference to Exhibit 10.51 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on May 17, 2019)
10.12	Extension of Loan and Security Agreement with Bank of America, N.A., dated September 7, 2018 (Incorporated by reference to Exhibit 10.52 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on May 17, 2019)
10.13	Second Amendment to Loan and Security Agreement, dated as of June 27, 2019 (Incorporated by reference to Exhibit 10.1 from the Company's Current report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on July 2, 2019)
10.14*‡	Offer Letter for Don Clegg (Incorporated by reference to Exhibit 10.56 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on December 19, 2019)
10.15*‡	Offer Letter for George Kao (Incorporated by reference to Exhibit 10.57 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on December 19, 2019)
10.16*‡	Offer Letter for David Weigand (Incorporated by reference to Exhibit 10.58 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on December 19, 2019)
10.17	Letter Agreement with Bank of America, N.A., dated October 28, 2019 (Incorporated by reference to Exhibit 10.59 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on December 19, 2019)
10.18	Third Amendment to Loan and Security Agreement with Bank of America, N.A. dated May 12, 2020 by and among Super Micro Computer, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent for the lenders (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on Form 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on May 13, 2020)
10.19	Summary of Terms & Conditions 10-Year Term Loan Facility, dated May 6, 2020 between Super Micro Computer Inc. Taiwan and CTBC Bank (Incorporated by reference to Exhibit 10.28 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on August 31, 2020)
10.20*	Form of Notice of Grant of Stock Option under 2020 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.2 from the Company's Quarterly Report on Form 10-Q (Commission File No. 001-33383) filed with the Securities and Exchange Commission on May 5, 2023)
10.21*	Form of Incentive Stock Award Option Agreement under 2020 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.32 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on August 31, 2020)
10.22*	Form of Nonqualified Stock Option Agreement under 2020 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.33 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on August 31, 2020)
10.23*	Form of Notice of Grant of Restricted Stock Units under 2020 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.34 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on August 31, 2020)
10.24*	Form of Restricted Stock Units Agreement under 2020 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.35 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on August 31, 2020)
10.25	General Credit Agreement dated as of December 2, 2020 between Super Micro Computer, Inc. Taiwan and E.SUN Bank (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on December 4, 2020)
10.26	Notification and Confirmation of Conditions for Import Loan, dated as of December 2, 2020 between Super Micro Computer, Inc. Taiwan and E.SUN Bank (Incorporated by reference to Exhibit 10.2 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on December 4, 2020)
10.27*	Form of Notice of Grant of Performance Based Stock Option to Mr. Charles Liang dated March 2, 2021 (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on March 4, 2021)

10.28*	Nonqualified Stock Option Award Agreement associated with the Notice of Grant of Performance Based Stock Option to Mr. Charles Liang dated March 2, 2021 (Incorporated by reference to Exhibit 10.2 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on March 4, 2021)
10.29	Fourth Amendment to Loan and Security Agreement with Bank of America, N.A. dated to be effective as of June 28, 2021 by and among Super Micro Computer, Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent for the lenders (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on June 29, 2021)
10.30	General Agreement for Omnibus Credit Lines dated as of July 20, 2021 between Super Micro Computer, Inc. Taiwan and CTBC Bank Co., Ltd. (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on July 26, 2021)
10.31	Agreement for Individually Negotiated Terms and Conditions dated as of October 3, 2022 between Super Micro Computer, Inc. Taiwan and CTBC Bank Co., Ltd. (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on 10-Q (Commission File No. 001-33383) filed with the Securities and Exchange Commission on November 4, 2022)
10.32	Summary of Short-Term Credit Facilities and 75 Month Term Loan Facility from CTBC Bank Co., Ltd. dated as of July 7, 2021 (Incorporated by reference to Exhibit 10.3 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on July 26, 2021)
10.33	English language translation of the Medium-to-Long Term Loan Agreement dated as of September 13, 2021 between Super Micro Computer, Inc. Taiwan and Mega International Commercial Bank (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on September 17, 2021)
10.34	General Credit Agreement dated as of September 13, 2021 between Super Micro Computer, Inc. Taiwan and E.SUN Bank (Incorporated by reference to Exhibit 10.2 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on September 17, 2021)
10.35	Notification and Confirmation of Credit Conditions, dated as of September 13, 2021 between Super Micro Computer, Inc. Taiwan and E.SUN Bank (Incorporated by reference to Exhibit 10.3 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on September 17, 2021)
10.36	English language translation of the Credit Authorization Agreement dated as of October 5, 2021 between Super Micro Computer, Inc. Taiwan and Chang Hwa Commercial Bank, Ltd. (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on October 12, 2021)
10.37	English language translation of the Imported Goods Loan Agreement dated as of October 5, 2021 between Super Micro Computer, Inc. Taiwan and Chang Hwa Commercial Bank, Ltd. (Incorporated by reference to Exhibit 10.2 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on October 12, 2021)
10.38	English language translation of the Export Loan Agreement dated as of October 5, 2021 between Super Micro Computer, Inc. Taiwan and Chang Hwa Commercial Bank, Ltd. (Incorporated by reference to Exhibit 10.3 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on October 12, 2021)
10.39	English language translation of the Loan Agreement for the Action Plan for Accelerated Investments by Domestic Corporations dated as of October 5, 2021 between Super Micro Computer, Inc. Taiwan and Chang Hwa Commercial Bank, Ltd. (Incorporated by reference to Exhibit 10.4 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on October 12, 2021)
10.40*	Form of Notice of Grant of Restricted Stock Units (One-Year Vesting, Pro-Rata at Termination) under 2020 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.11 from the Company's Quarterly Report on Form 10-Q (Commission File No. 001-33383) filed with the Securities and Exchange Commission on November 5, 2021)
10.41*	Form of Restricted Stock Units Agreement (One-Year Vesting, Pro-Rata at Termination) under 2020 Equity and Incentive Compensation Plan (Incorporated by reference to Exhibit 10.12 from the Company's Quarterly Report on Form 10-Q (Commission File No. 001-33383) filed with the Securities and Exchange Commission on November 5, 2021)

10.42	General Loan, Export/Import Financing, Overdraft Facilities and Securities Agreement dated as of January 7, 2022 between Super Micro Computer, Inc. Taiwan and HSBC Bank (Taiwan) Limited (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on January 13, 2022)
10.43	Facility Letter dated as of January 7, 2022 between Super Micro Computer, Inc. Taiwan and HSBC Bank (Taiwan) Limited (Incorporated by reference to Exhibit 10.2 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on January 13, 2022)
10.44	Fifth Amendment to Loan and Security Agreement with Bank of America, N.A. dated to be effective as of March 3, 2022 by and among Super Micro Computer, Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent for the lenders (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on March 4, 2022)
10.45+	English language translation of the Omnibus Credit Authorization Agreement dated as of June 17, 2023 between Super Micro Computer, Inc. Taiwan and Mega International Commercial Bank
10.46	English language translation of the Credit Authorization Agreement dated as of April 25, 2022 between Super Micro Computer, Inc. Taiwan and Mega International Commercial Bank (Incorporated by reference to Exhibit 10.2 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on April 28, 2022)
10.47+	English language translation of the Credit Authorization Approval Notice dated as of May 25, 2023 between Super Micro Computer, Inc. Taiwan and Mega International Commercial Bank (Linkou Branch)
10.48*	Super Micro Computer, Inc. 2020 Equity and Incentive Compensation Plan, as amended and restated, effective May 18, 2022 (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on May 19, 2022)
10.49	Loan Agreement dated as of May 19, 2022 between Cathay Bank and Super Micro Computer, Inc. (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on May 23, 2022)
10.50	English language translation of Credit Approval Notice dated as of May 13, 2022 from Chang Hwa Commercial Bank, Ltd. (Incorporated by reference to Exhibit 10.55 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on August 29, 2022)
10.51	General Credit Agreement dated as of August 9, 2022, between Super Micro Computer, Inc. Taiwan and E.SUN Bank (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on August 12, 2022)
10.52	Notification and Confirmation of Credit Conditions, dated as of August 9, 2022 between Super Micro Computer, Inc. Taiwan and E.SUN Bank (Incorporated by reference to Exhibit 10.2 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on August 12, 2022)
10.53	First Amendment to Loan Agreement dated as of August 17, 2022 by and between Cathay Bank and Super Micro Computer, Inc. (Incorporated by reference to Exhibit 10.58 from the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on August 29, 2022)
10.54	Second Amendment to Loan Agreement dated as of October 13, 2022 by and between Cathay Bank and Super Micro Computer, Inc. (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on 10-Q (Commission File No. 001-33383) filed with the Securities and Exchange Commission on November 4, 2022)
10.55	Facility Letter dated as of February 7, 2023 between Super Micro Computer, Inc. Taiwan and HSBC Bank (Taiwan) Limited (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on February 10, 2023)
10.56†	Notification and Confirmation of Credit Conditions, dated as of June 17, 2023 between Super Micro Computer, Inc. Taiwan and E.SUN Bank (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on June 23, 2023)
10.57+	Form of Restricted Stock Units Notice of Grant and Agreement (Associated with the Director Compensation Plan adopted in August 2023)
10.58+	Form of Notice of Grant of Stock Option and Nonqualified Stock Option Award Agreement (Associated with the Director Compensation Plan adopted in August 2023)

14.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 14.1 from the Company's Current Report on 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on February 5, 2019)
19.1+	Insider Trading Policy
21.1+	Subsidiaries of Super Micro Computer, Inc.
23.1+	Consent of Independent Registered Public Accounting Firm
24.1+	Power of Attorney (included in signature pages)
31.1+	Certification of Charles Liang, President and CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2+	Certification of David Weigand, CFO and Secretary Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1+	Certification of Charles Liang, President and CEO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2+	Certification of David Weigand, CFO and Secretary Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS+	XBRL Instance Document
101.SCH+	XBRL Taxonomy Extension Schema Document
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

+	Filed herewith
*	Management contract, or compensatory plan or arrangement
‡	Certain portions of this document, the disclosure of which would constitute a clearly unwarranted invasion of personal privacy, have been redacted in accordance with Regulation S-K Item 606(a)(6)
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)

Item 16. **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER MICRO COMPUTER, INC.

Date: August 25, 2023

/s/   Charles Liang

Charles Liang
President, Chief Executive Officer and Chairman of the
Board
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles Liang and David Weigand, jointly and severally, his or her attorney-in-fact, each with the full power of substitution, for such person, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Charles Liang CHARLES LIANG	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 25, 2023
/s/ David Weigand DAVID WEIGAND	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	August 25, 2023
/s/ Sara Liu SARA LIU	Director	August 25, 2023
/s/ Daniel Fairfax DANIEL FAIRFAX	Director	August 25, 2023
/s/ Judy Lin JUDY LIN	Director	August 25, 2023
/s/ Robert Blair ROBERT BLAIR	Director	August 25, 2023
/s/ Sherman Tuan SHERMAN TUAN	Director	August 25, 2023
/s/ Shiu Leung (Fred) Chan SHIU LEUNG (FRED) CHAN	Director	August 25, 2023
/s/ Tally Liu TALLY LIU	Director	August 25, 2023

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GLOBAL EXPANSION

Providing Greater Economies of Scale and Accelerated Support to Data Center,
Cloud Computing, AI, Enterprise IT, HPC, 5G, Hyperscale,
and Embedded Solutions Customers Worldwide



Worldwide Headquarters
San Jose, California

North America

- Supermicro's Headquarters expansion: Over 1.5 million square foot **Green Computing Park** in San Jose, California signals the company's increasing leadership in the IT industry
- One of the largest high-tech R&D, manufacturing, and business hubs in Silicon Valley
- East Coast Sales and Service Office





APAC

Supermicro's **Asia Science and Technology Park** is a key milestone in the company's growth as a true global leader in the development of advanced, power saving computing technologies



Silicon Valley

Expanded manufacturing, command center



Coming soon! - **Malaysia Campus**



EMEA

Supermicro's system integration facility and services in The Netherlands serves the dynamic, rapidly growing EMEA market with localized supply and time-to-market advantages

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Worldwide Headquarters
Super Micro Computer, Inc.
980 Rock Ave.
San Jose, CA 95131, USA
Tel: +1-408-503-8000

EMEA Headquarters
Super Micro Computer, B.V.
Het Sterrenbeeld 12, 5215 ML,
's-Hertogenbosch, The Netherlands
Tel: +31-73-640-0390

APAC Headquarters
Super Micro Computer, Taiwan Inc.
3F, No. 150, Jian 1st Rd., Zhonghe Dist.,
New Taipei City 235, Taiwan
Tel: +886-2-8226-3990

www.supermicro.com

MKT-0002-12-2023_03


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